1933 Act File No. 333-67926
                                                     1940 Act File No. 811-10473
================================================================================
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-2/A

         |X| REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                       |_| Pre-Effective Amendment No. __
                       |X| Post-Effective Amendment No. 4
                                     and/or
         |_| REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940
                       |X| Amendment No. 6

                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I
               (Exact name of registrant as specified in charter)
              622 Third Avenue, 8th Floor, New York, New York 10017
(Address of Principal Executive Offices (Number, Street, City, State, Zip Code))
        Registrant's Telephone Number, including Area Code (212) 667-4122

                                Howard M. Singer
                           Advantage Advisers, L.L.C.
                           622 Third Avenue, 8th Floor
                            New York, New York 10017

 (Name and Address (Number, Street, City, State, Zip Code) of Agent for Service)

                                   COPIES TO:

Thomas A. DeCapo                                    A. Tyson Arnedt
Skadden, Arps, Slate, Meagher & Flom LLP            CIBC World Markets Corp.
One Beacon Street                                   622 Third Avenue, 8th Floor
Boston, Massachusetts 02108-3194                    New York, New York  10017
Phone No.: (617) 573-4814                           Phone No.: (212) 667-4158
Fax No.: (617) 573-4822                             Fax No.: (212) 667-4949

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this registration statement.

      If any securities being registered on this Form will to be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment
plan, check the following box................................................|X|

      |_| It is proposed that this filing will become effective when declared effective pursuant to section 8(c)

      The following boxes should only be included and completed if the registrant is a registered closed-end management investment company or business development company which makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act and is making this filing in accordance with Rule 486 under the Securities Act.

     |_| immediately upon filing pursuant to paragraph (b)
     |_| on (date) pursuant to paragraph (b)
     |X| 60 days after filing pursuant to paragraph (a); provided that the Commission may declare this post- effective amendment effective on an earlier date.
     |_| on (date) pursuant to paragraph (a)

If appropriate, check the following box:

         [_] This post-effective amendment designates a new effective date for a previously filed [post-effective amendment] [registration statement].

         [_] This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is ______.

The information in this prospectus is not complete and may be changed. No person may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS         Subject to completion dated April __, 2003


                           [LOGO] ADVANTAGE ADVISERS
                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                          Shares of Beneficial Interest

     Advantage Advisers Multi-Sector Fund I (the "Fund") is a closed-end non-diversified management investment company. The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. There is no assurance that the Fund will achieve its investment objective and the Fund's investment practices involve substantial risk. The Fund commenced operations on March 27, 2002.

                                                   (continued on following page)

                                ----------------


     This prospectus concisely provides the information that a prospective investor should know about the Fund before investing, including information about the risks of investing in the Fund. You are advised to read this prospectus carefully and to retain it for future reference. Additional information about the Fund, including a statement of additional information ("Statement of Additional Information"), dated April [ ], 2003, has been filed with the Securities and Exchange Commission. The Statement of Additional Information is available without charge, upon written or oral request, by contacting the Fund at 622 Third Avenue, 8th floor, New York, NY 10017, (212) 667-4122. The Statement of Additional Information is incorporated by reference into this prospectus in its entirety. The table of contents of the Statement of Additional Information appears on page 40 of this prospectus. The Statement of Additional Information, material incorporated by reference and other information about the Fund, is also available on the SEC's website (http://www.sec.gov).

     THESE ARE SPECULATIVE SECURITIES. YOU SHOULD INVEST ONLY IF YOU CAN AFFORD A COMPLETE LOSS OF YOUR INVESTMENT. SEE "RISK FACTORS" BEGINNING ON PAGE 10.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.


                                                        Maximum
                         Price to Public (1)(2)     Sales Load (3)     Proceeds to Fund
                        ------------------------   ----------------   -----------------
  Per Share .........             [ ]                     [ ]                 [ ]
  Total .............


------------

(1) Shares are offered at a price equal to net asset value next determined after an order is accepted, plus a sales charge. On April 11, 2003, the net asset value of the shares was $22.46.


(2) The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000 (in each case, including sales charges).

(3) A sales load of 5.00% will be charged for purchases of less than $100,000. A sales load of 4.04% will be charged for purchases of $100,000 or more, but less than $250,000. A sales load of 3.06% will be charged for purchases of $250,000 or more, but less than $500,000. A sales load of 2.06% will be charged for purchases of $500,000 or more, but less than $1 million. A sales load of 1.04% will be charged for purchases of $1 million or more. The Fund will cumulatively aggregate existing shareholders' additional purchases of shares together with earlier purchases of shares for determining reduced sales charges. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges.


     CIBC World Markets Corp. acts as the principal distributor of the Fund's shares on a best efforts basis. CIBC World Markets contracts with unaffiliated brokers, dealers or other financial intermediaries to act as selling agents for the Fund. The Fund reserves the right to withdraw, cancel or modify the offering and to reject any subscription for shares in whole or in part. The Fund pays an ongoing shareholder servicing fee to each broker, dealer or other financial intermediary whose customers own shares pursuant to an agreement for the provision of shareholder services at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by customers of such broker, dealer or other financial intermediary. The Investment Adviser pays additional ongoing service compensation out of its own assets, not the assets of the Fund, to each broker, dealer or other financial intermediary whose customers own shares at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by such customers. The Fund's shares are not listed or traded on any securities exchange or other securities market. In order to provide a limited degree of liquidity to shareholders, the Fund will make quarterly offers to repurchase 5%-25% of the outstanding shares at their net asset value (5% for each of the first three calendar quarters and 25% for the last calendar quarter of each year). Tendering shareholders may not have all of their tendered shares repurchased by the Fund. See "Repurchase Offers."

                                ----------------

Dated [        ], 2003

     The Fund pursues its investment objective by allocating its assets across various industry sectors. Advantage Advisers, L.L.C., a Delaware limited liability company, serves as investment adviser to the Fund (the "Investment Adviser"). The Investment Adviser allocates the Fund's assets available for investment among three separate investment accounts of the Fund (each, a "Separate Investment Account"), which in turn are managed by one or more separate portfolio managers (each portfolio manager or group of associated portfolio managers that manage a Separate Investment Account, a "Portfolio Manager"). Under normal market conditions, the assets of each Separate Investment Account are invested primarily in the equity securities of public companies in one of the following three sectors: banking/financial services, healthcare/biotechnology and technology. The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account and reallocates the Fund's assets over the Separate Investment Accounts (one-third each) at the end of each calendar year.

     The Fund's shares are not listed or traded on any securities exchange or other securities market, and there is no assurance that any secondary market will develop for the Fund's shares. The Fund's shares are subject to transfer restrictions, including that the shares must be held in the investor's account with a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund and may only be transferred to persons who are Qualified Investors (as defined herein) and hold the shares with a broker, dealer or other financial intermediary that has entered into such an agreement. Investors may not be able to sell their shares. If an investor attempts to transfer shares to someone who is not a Qualified Investor or to an account with a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund, the transfer will not be permitted. See "Investor Qualifications and Transfer Restrictions."


     The Fund continuously offers and sells shares at net asset value plus a sales charge to investors who are Qualified Investors. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges.


     The Fund will pay the Investment Adviser a management fee computed at the annual rate of 1.25% of the Fund's average daily net assets and incentive fees ("Incentive Fees") generally equal to 20% of each Separate Investment Account's net profit (which includes unrealized gains), subject to reduction for prior period losses of that Separate Investment Account that have not previously been offset against net profits. Investors should be aware that Incentive Fees will be calculated and paid based on the separate investment performance of each Separate Investment Account and not on the investment performance of the Fund as a whole, which may result in the Fund paying a performance fee even if its overall return is negative. The Incentive Fee structure presents risks that are not present in investment funds without incentive fees. See "Risk Factors -- Incentive Fees." The overall fee rates applicable to the Fund will be similar to those of private investment funds, including hedged-equity funds, but significantly higher than those of most other registered investment companies. See "Fees and Expenses -- Management Fee" and "-- Incentive Fees."

     Shares are offered only to investors (if a natural person, together with assets held jointly with spouse) who have a net worth of more than $1.5 million. The minimum initial investment is $25,000; for existing shareholders the minimum additional investment is $1,000 (in each case, including sales charges).

                                ----------------

     Shares of the Fund are not deposits or obligations of, or guaranteed or endorsed by, any bank or other insured depository institution, and are not federally insured by the Federal Deposit Insurance Cor-poration, the Federal Reserve Board or any other government agency.

                                    FEE TABLE


   Shareholder Transaction Expenses
    Sales load (as a percentage of offering price)(1)(2)................5.00%
   Annual Expenses (as a percentage of net assets attributable to shares)
    Management fee......................................................1.25%
    Incentive fee..........................   Generally, the sum of 20% of
                                              each Separate Investment Account's
                                              respective net profit (which
                                              includes unrealized gains) for the
                                              fiscal period.(3)
    Shareholder servicing fee...........................................0.25%
    Other expenses(4)...................................................1.57%
     Total annual expenses (excluding incentive fees)...................3.07%
------------


     (1) The sales load is subject to reduction for certain purchases of $100,000 or more as set forth in the following table:

                          Amount of                              Per share
                       Shares Purchased                          Sales Load
                       ----------------                          ----------
           $25,000 or more but less than $100,000............       5.00%
           $100,000 or more but less than $250,000...........       4.04%
           $250,000 or more but less than $500,000...........       3.06%
           $500,000 or more but less than $1 million.........       2.06%
           $1 million or more................................       1.04%

     Existing shareholders' additional purchases of shares will be cumulatively aggregated together with earlier purchases of shares for determining reduced sales charges.

     (2) Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges.

     (3) An incentive fee will be calculated with respect to each Separate Investment Account; thus, the incentive fee may for any fiscal period exceed 20% of the Fund's net profit or be payable even if the Fund experiences a net loss.


     (4) "Other expenses" are based on amounts for the fiscal year ended September 30, 2002, and include, among other things, administration fees, legal fees, the independent auditor's fees, printing costs and fees payable to the members of the Board of Trustees that are not "interested persons" of the Fund (as defined in the 1940 Act) but do not include offering expenses of the Fund incurred in the initial offering of the Fund's shares which, if included, would result in a higher percentage. As of September 30, 2002, $493,797 of the Fund's offering expenses had been amortized, thus, if such amount was included, the percentage referred to above would be 2.67%.

     The purpose of the above table is to assist an investor in understanding the various costs and expenses that an investor in the Fund will bear directly or indirectly. The annual "Other expenses" shown above are based on net assets of the Fund of $92.8 million (as of September 30, 2002). In connection with its organization, the Fund incurred organizational expenses of $40,000, which have been expensed. The Fund's initial offering costs of $963,828 were amortized on a straight-line basis over a twelve-month period beginning on March 27, 2002. Organizational and offering costs for the fiscal year ended September 30, 2002 are not included in "Total annual expenses" above.


Example                                              1 Year   3 Years   5 Years   10 Years
-------                                              ------   -------   -------   --------
You would pay the following expenses on a $1,000
 investment, assuming a 5% annual return:              $31       $97      $170       $387

     The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those shown in the example. For a more complete description of the various costs and expenses, see "Fees and Expenses." Moreover, the Fund's actual rate of return may be greater or less than the hypothetical 5% return shown in the example. The Fund's organizational and offering expenses are not reflected in the example.

     The example includes the payment of Incentive Fees and assumes that the annual return of each Separate Investment Account is 5%. Incentive Fees are calculated separately for each Separate Investment Account based on its net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss of the Separate Investment Account for the fiscal period, subject to reduction for prior realized and unrealized losses of the Separate Investment Account that have not previously been offset against its net profits. As a result, the dollar amounts in the example could be significantly higher if the Fund's actual rate of return exceeds 5% or if the Fund's return is earned disproportionately across the various Separate Investment Accounts.

                                TABLE OF CONTENTS


PROSPECTUS SUMMARY .......................................................     1
FINANCIAL HIGHLIGHTS .....................................................     9
RISK FACTORS .............................................................    10
THE FUND .................................................................    18
USE OF PROCEEDS ..........................................................    18
INVESTMENT STRUCTURE .....................................................    18
INVESTMENT PROGRAM .......................................................    19
MANAGEMENT OF THE FUND ...................................................    23
POTENTIAL CONFLICTS OF INTEREST ..........................................    27
DESCRIPTION OF SHARES ....................................................    28
FEES AND EXPENSES ........................................................    30
THE OFFERING .............................................................    32
REPURCHASE OFFERS ........................................................    32
CALCULATION OF NET ASSET VALUE ...........................................    36
INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS ........................    37
DISTRIBUTION POLICY ......................................................    38
GENERAL INFORMATION ......................................................    39
PRIVACY NOTIFICATION POLICY ..............................................    39
TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION .................    40
APPENDIX A -- FORM OF INVESTOR CERTIFICATION                                 A-1
APPENDIX B -- COMPOSITE PERFORMANCE RECORD OF KBW ASSET
              MANAGEMENT ACCOUNTS                                            B-1
APPENDIX C -- COMPOSITE PERFORMANCE RECORD OF KILKENNY
              CAPITOL ACCOUNTS                                               C-1
APPENDIX D -- COMPOSITE PERFORMANCE RECORD OF ALKEON
              CAPITAL TECHNOLOGY SECTOR ACCOUNTS                             D-1

                          [INTENTIONALLY LEFT BLANK]

                               PROSPECTUS SUMMARY

     This is only a summary. This summary may not contain all of the information that you should consider before investing in the Fund. You should review the more detailed information contained in this prospectus.

The Fund............... Advantage Advisers Multi-Sector Fund I (the "Fund") is
                        registered under the Investment Company Act of 1940, as amended (the "1940 Act"), as a closed-end, non-diversified, management investment company. The Fund commenced operations on March 27, 2002.

                        The Fund is a specialized investment vehicle that is similar in certain respects to an unregistered private investment partnership as (i) the Fund's portfolio investments are more actively managed than most other investment companies; (ii) shares of the Fund are sold in comparatively large minimum denominations to high net worth individuals and institutional investors; (iii) investors are subject to both asset-based and performance-based fees in connection with the Fund's activities; and (iv) shares of the Fund are not freely transferable and should be considered illiquid.

Investment Program..... The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. The term "hedged equity," when used in this context, means the use by a Portfolio Manager (as defined below) of a combination of securities positions held "long" as well as a variety of other investment techniques and instruments, including but not limited to short sales, put and call options on securities and securities indices, swaps, swaptions, forward contracts and leverage, in an effort to enhance the potential for capital appreciation while attempting to preserve capital in, and profit from, adverse or volatile market conditions. The Fund intends to pursue this objective by investing primarily in securities of issuers in three sectors, banking/ financial services, healthcare/biotechnology and technology. Until otherwise determined by the Fund's Board of Trustees (the "Board" and each member, a "Trustee"), the Fund pursues its investment program by allocating its net assets among three separate investment accounts (each, a "Separate Investment Account"). See "Investment Structure." The Fund's investment adviser ("Investment Adviser") is Advantage Advisers, L.L.C., a Delaware limited liability company. The Investment Adviser is registered as an investment adviser under the Investment Advisers Act of 1940, as amended (the "Advisers Act"). The Investment Adviser will oversee the activities and performance of the Sub-Investment Advisers (as defined below) pursuant to an investment advisory agreement ("Investment Advisory Agreement") with the Fund. Each Separate Investment Account will be managed by one or more investment professionals (each such person or group of associated persons, a "Portfolio Manager") associated with various investment management firms (each, a "Sub-Investment

                        Adviser") that are non-managing members of the Investment Adviser. Sub-Investment Advisers have been selected based on their experience and expertise in particular sectors and investment strategies.

                        The current Sub-Investment Advisers are:

                        o KBW Asset Management, Inc., an affiliate of Keefe, Bruyette & Woods, Inc., which is responsible for managing the banking/financial services Separate Investment Account.

                        o Kilkenny Capital Management, L.L.C., which is responsible for managing the healthcare/biotechnology Separate Investment
                             Account.

                        o Alkeon Capital Management, LLC, which is responsible for managing the technology Separate Investment Account.

                        Sub-Investment Advisers, in managing the assets of the Separate Investment Accounts, will employ investment strategies that are substantially similar to those they use in managing the assets of accounts of such firms' clients. Additional information about the Sub-Investment Advisers may be found under the heading "Management of the Fund -- Sub-Investment Advisers." Certain historical performance information regarding other accounts managed by the Sub-Investment Advisers is set forth in Appendices B-D. The Investment Adviser considers the Sub-Investment Advisers to be specialists in the sector in which they invest. The Sub-Investment Advisers have each, in the judgment of the Investment Adviser, shown the ability to achieve superior results within their respective sectors and using their respective investment strategies. The Investment Adviser believes that the blending of investment strategies across sectors can be used to achieve more consistent returns with a reduction of risk and volatility.

                        The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account. The portion of the Fund's total assets represented by a particular Separate Investment Account has changed, and will change, over time as a result of the Fund's investment operations. The Investment Adviser will rebalance (to one-third each) the Separate Investment Accounts at each calendar year end. Capital flows into and out of the Fund occurring during the calendar year will be credited or debited, as the case may be, one-third to each Separate Investment Account. See "Investment Program."

                        The Investment Adviser oversees the activities and performance of the Sub-Investment Advisers. The Investment Adviser, with the approval of the Board, or the Fund may remove Sub-Investment Advisers. The Investment Adviser may appoint additional Sub-Investment Advisers with (i) the approval of the Board and (ii) either (a) the approval of a majority of the outstanding voting securities of the Fund, as defined by the 1940 Act, or (b) relief from the Securities and Exchange Commission allowing the Investment Adviser to appoint new Sub-Investment Advisers or materially amend an existing Sub-Investment Advisory Agreement without the approval of shareholders.


                        In providing services to the Fund, the Investment Adviser relies on personnel of CIBC World Markets to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel evaluate Sub-Investment Advisers based on their experience and expertise in a particular investment strategy. CIBC World Markets and its predecessors (and their affiliates) have managed hedged equity investment products with investment strategies similar to the Fund's since 1984. As of December 31, 2002, CIBC World Markets and its affiliates managed $1.8 billion in single manager and multi-manager private investment funds, including a variety of hedged equity investment products.


                        In managing Separate Investment Accounts, Sub-Investment Advisers may utilize the proprietary investment research of other investment firms and/or fundamental analysis of company financial data in seeking to identify attractive investment opportunities for the Fund. The research process may involve company visits, use of valuation models, review and analysis of published research, and discussions with industry sources. No assurance can be given that the Fund will achieve its investment objective.


Change of Control of
Investment Adviser..... On January 2, 2003, Fahnestock Viner Holdings Inc.
                        ("Fahnestock"), its subsidiary, Fahnestock & Co., Inc. ("Fahnestock & Co."), CIBC World Markets and Canadian Imperial Bank of Commerce entered into an agreement pursuant to which Fahnestock & Co. would, subject to certain conditions, acquire the U.S. asset management business of CIBC World Markets (the "Transaction"), including its ownership in, and control of, the Investment Adviser. Consummation of the Transaction will result in a change of control of the Investment Adviser and, thus, as required by the 1940 Act, will result in automatic termination of the existing Investment Advisory Agreement that the Fund and the Investment Adviser are parties to and the existing Sub-Investment Advisory Agreements that the Fund, the Investment Adviser and the Fund's sub-investment advisers, Alkeon Capital, Kilkenny Capital and KBW Asset Management, are parties to.


                        The Board of Trustees, including a majority of the Board who are not "interested persons" under the 1940 Act, at a meeting held on January 24, 2003, approved a new investment advisory agreement and new sub-investment advisory agreements and directed that such agreements be submitted to the shareholders of the Fund for approval. See "Management of the Fund -- Change of Control of Investment Adviser."

Management............. The Board has overall responsibility for the management and supervision of the operations of the Fund. The Trustees cur-rently serving on the Board have been elected by the initial shareholder of the Fund. Any vacancy in the Board may be filled by the remaining Trustees, or, if required by the 1940 Act, by a vote of a plurality of the votes cast at a meeting of shareholders. See "Description of Shares."


Fees Payable to the
Investment Adviser
and Sub-Investment
Advisers .............. The Fund will pay to the Investment Adviser a management fee computed at the annual rate of 1.25% of the Fund's average daily net assets. The Investment Adviser will pay a fee to each Sub-Investment Adviser for services provided by each Sub-Investment Adviser computed at the annual rate of 0.25% of the average daily net assets of each Sub-Investment Adviser's Separate Investment Account.


                        The Investment Adviser also will be entitled to Incentive Fees based on each Separate Investment Account's individual investment performance.

                        Incentive Fees payable to the Investment Adviser will be an amount equal to 20% of each respective Separate Investment Account's net profit for a fiscal period (which includes unrealized gains), subject to reduction for prior period losses of that Separate Investment Account that have not previously been offset against its net profits. Incentive Fees, if any, will be paid to the Investment Adviser promptly after the end of each fiscal period. For purposes of determining Incentive Fees, "fiscal period" will normally be the fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases, the period of time from the last fiscal period end through that date will constitute a fiscal period. In such event, only that portion of the accrued Incentive Fee that is attributable to the net profits of the portion of the Separate Investment Account's assets withdrawn by the Fund to fund repurchase requests will be paid to the Investment Adviser for such fiscal period.

                        Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, will also be entitled to share in the profits of the Investment Adviser.

                        The Fund's Incentive Fee structure presents certain risks that are not present in investment funds without incentive fees or in investment funds where the incentive fee is determined on the overall performance of the fund. The fee rates applicable to the Fund are similar to those of other private investment funds, including hedged-equity funds, but significantly higher than those of most other registered investment companies. In addition, the Investment Adviser will be paid an Incentive Fee for a fiscal period if one or more Separate Investment Accounts has positive investment performance even if the Fund's overall performance is negative. See "Risk Factors -- Incentive Fees" and "Fees and Expenses -- Incentive Fees."

Other Fees and
Expenses .............. The Fund intends to pay compensation to brokers, dealers or other financial intermediaries that hold shares for their customers at the annual rate of 0.25% of the average daily net asset value of outstanding shares owned by such customers. The Fund will pay PFPC, Inc. (or its affiliates) a fee for certain transfer agency, administration, custodial, accounting and investor services provided to the Fund that is not anticipated to exceed 0.80% (annualized) of the Fund's net assets. The Fund will bear all other expenses incurred in its business and operations, other than those specifically required to be borne by the Investment Adviser.


Offering of Shares..... The Fund settled its initial offering of shares on March
                        27, 2002. Shares are offered at a price equal to the closing net asset value per share on the day an order is accepted, plus a sales charge. The Fund continuously offers shares through CIBC World Markets as principal distributor. The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000 (in each case, including sales charges). Investors will be subject to a sales charge as set forth on the cover page to this prospectus, subject to reduction or waiver. CIBC World Markets has contracted with unaffiliated broker-dealers to act as selling agents for the continuous offering. See "Offering of Shares."


                        At or about the completion of the acquisition of the asset management businesses of CIBC World Markets Corp. by Fahnestock, CIBC World Markets Corp. anticipates that Fahnestock & Co., Inc. will replace CIBC World Markets Corp. as the Fund's principal distributor. In connection therewith, on January 24, 2003, the Fund's Board of Trustees, including all of its Independent Trustees, approved a new distribution agreement between Fahnestock & Co. and the Fund. Such new distribution agreement contains the same terms as the distribution agreement pursuant to which CIBC World Markets currently acts as principal distributor.

Distribution Policy.... Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually. Under the Fund's automatic reinvestment plan, dividends will be reinvested in additional shares of the Fund unless a shareholder "opts out" (i.e., elects not to participate). Shares will be issued under the plan at their net asset value on the ex-dividend date. There is no sales charge or other charge for reinvestment. The Fund reserves the right to suspend or limit the automatic reinvestment plan at any time. See "Distribution Policy -- Automatic Reinvestment Plan."

Investor
Qualifications......... Shares are offered only to investors (if a natural person,
                        together with assets held jointly with spouse) who have a net worth of more than $1.5 million ("Qualified Investors"). Shares may be held only through CIBC World Markets or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. Each selling agent will be required to enter into such an agreement. A prospective investor or such prospective investor's broker, dealer or other financial intermediary will be required to certify before an investment in the Fund may be made that the investor is a Qualified Investor and that the investor will not transfer shares except to a person who is a Qualified Investor and who will hold the shares through CIBC World Markets or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. (A form of certification is attached to this prospectus as Appendix A.) Any attempt to transfer shares to someone who is not a Qualified Investor or to an account other than with CIBC World Markets or a broker, dealer or other financial intermediary that has not entered into such an agreement for the provision of shareholder services will not be permitted and will be void. In addition, the Fund may (but is not obligated to) repurchase any such improperly transferred shares. See "Investor Qualifications and Transfer Restrictions."

Investor Suitability... An investment in the Fund involves a considerable amount of risk. Because it is possible that an investor may lose some or all of the investment, an investor should not invest in the Fund unless the investor can afford a total loss. Prior to making an investment decision, a prospective investor should (i) consider the suitability of this investment with respect to the investor's investment objectives and personal situation, (ii) consider factors such as personal net worth, income, age, risk tolerance and liquidity needs, and (iii) consult the investor's broker, dealer or other financial intermediary to determine whether the investor's risk profile is suitable for this investment.

Special Investment
Techniques............. The Fund is authorized to use derivative instruments such as short sales, put and call options on securities and securities indices, swaps, swaptions and forward contracts to hedge portfolio risks, for cash management purposes or for non-hedging purposes, and uses leverage in pursuit of its investment objective. Derivatives employed may relate to a specific security or to the Fund's or any Separate Investment Account's portfolio as a whole. These activities involve additional risk. See "Risk Factors."

Closed-End Structure... The Fund is a closed-end management investment company.
                        Closed-end funds differ from open-end management investment companies (commonly known as mutual funds) in that shareholders of a closed-end fund do not have the right to redeem their shares on a daily basis. In order to meet daily redemption requests, mutual funds are subject to more strin-gent regulatory limitations than the Fund, including that a mutual fund may not invest more than 15% of its assets in illiquid securities.

Limited Liquidity/
Transfer Restrictions.. Shares of the Fund will not be listed or traded on any securities exchange or other securities market, and there is no assurance that any secondary market will develop for the Fund's shares. Shares may be held only through CIBC World Markets or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. You will not be able to redeem your shares on a daily basis because the Fund is a closed-end fund. In addition, the Fund's shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through brokers, dealers or other financial intermediaries that have entered agreements for the provision of shareholder services to the Fund. Brokers, dealers, other financial intermediaries or the Fund may require substantial documentation in connection with a requested transfer of shares, and you should not expect that you will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment.

Quarterly Repurchase
Offers................. In order to provide a limited degree of liquidity to shareholders, the Fund will conduct quarterly repurchase offers for shares at their net asset value. Quarterly repurchase offers will normally occur at the end of each calendar quarter. Currently, the Fund intends to continue to offer to repurchase 5% of its outstanding shares on or prior to the end of each of the first three calendar quarters of each year and 25% of its outstanding shares on or prior to each calendar year end. If the number of shares tendered for repurchase exceeds the number the Fund intends to repurchase, the Fund will repurchase shares on a pro-rata basis and tendering shareholders will not have all of their tendered shares repurchased by the Fund. See "Repurchase Offers."

Risk Factors........... An investment in the Fund involves a high degree of risk. These include the risks of:

                        o    loss of capital

                        o    investing in a fund that has no operating history

                        o investing in a fund whose investment adviser is newly organized

                        o investing in a fund with substantial assets invested in companies dependent on new technologies and scientific developments

                        o investing in a fund with substantial assets invested in banking/financial services companies

                        o investing in a fund with substantial assets invested in healthcare/biotechnology companies


                        o    investing in a fund that is non-diversified

                        o investing in illiquid securities of an unlisted closed-end fund

                        o investing in a fund with a portfolio turnover rate significantly higher than most other registered investment companies

                        o    investing in a fund that may sell securities short

                        o    investing in a fund that may use leverage

                        o investing in a fund that may use derivatives for hedging and non-hedging purposes

                        o investing in a fund that has the potential for conflicts of interest between the Fund and the Investment Adviser

                        o investing in a fund with significantly higher fees than most other registered investment companies

                        o    investing in a fund that may pay incentive fees

                        Accordingly, the Fund should be considered a speculative investment, and you should invest in the Fund only if you can sustain a complete loss of your investment. See "Risk Factors."

                             FINANCIAL HIGHLIGHTS

     The following table includes selected data for a share outstanding throughout the period and other performance information derived from the Financial Statements. It should be read in conjunction with the Financial Statements and notes thereto.

     The financial highlights for the period from March 27, 2002 through September 30, 2002 have been audited by Ernst & Young LLP, independent auditors, whose report thereon, along with the financial statements, is included in the Statement of Additional Information.

Per Share Operating Performance:
a. Net asset value, beginning of period ...................            $ 23.75
   1. Net investment income ...............................               (.34)
   2. Net gains or losses on securities
   (both realized and unrealized) .........................              (1.42)
                                                                       -------
b. Total from investment operations .......................              (1.76)
c. Less distributions to shareholders .....................                 --
   1. Dividends (from net investment income) ..............                 --
   2. Distributions (from capital gains) ..................                 --
   3. Returns of Capital ..................................                 --
d. Total distributions ....................................                 --
                                                                       -------
e. Net asset value, end of period.(1) .....................              21.99
f. Total investment return ................................              (7.41)%
Ratios/Supplemental Data
g. Net assets, end of period (in thousands) ...............            $92,793
h. Ratio of expenses to average net assets(2) .............               4.21%
i. Ratio of net loss to average net assets(2) .............              (2.95)%
j. Portfolio turnover rate(3) .............................                174%
k. Average commission rate paid ...........................            $0.0552

------------
(1) Immediately after the closing of the Fund's initial public offering on March 27, 2002, the Fund's net asset value was $23.75]
(2) As the period being reported on is less than one full fiscal year, all ratios or amounts have been annualized.
(3)  For the period March 27, 2002 through September 30, 2002.

                                  RISK FACTORS

     The Fund is a speculative investment and an investment in the Fund entails substantial risks. There can be no assurance that the Fund's investment objective will be achieved. In particular, the Fund's use of leverage, active trading, short selling and derivatives transactions, and its limited diversification can, in certain circumstances, result in significant losses to shareholders.

General

     All securities investments risk the loss of capital. Investors may experience a significant decline in the value of their investment. The Fund should be considered a speculative investment. Investors should invest only if they can sustain a complete loss of their investment. To the extent that the Fund makes substantial investments in securities of a single issuer or issuers in a single industry sector, the risk of any investment decision is increased.

Stock Prices Fluctuate

     Apart from the specific risks identified below, the Fund's investments may be negatively affected by the broad investment environment in the securities markets. That investment environment is influenced by, among other things, interest rates, inflation, politics, fiscal policy, current events, competition, productivity and technological and regulatory change. Therefore, as with any fund that invests in stocks, the Fund's net asset value will fluctuate. Investors may experience a significant decline in the value of their investment and could lose money. The Fund should be considered a speculative investment, and investors should invest in the Fund only if they can sustain a complete loss of their investment.

Investment in Healthcare/Biotechnology Companies

     The Fund invests (or will invest) a substantial portion of its assets in the securities of healthcare/ biotechnology companies. The Fund's net asset value may be susceptible to factors affecting such industry and related industries and to greater risk and market fluctuation than the net asset value of a fund that invests in a broader range of portfolio securities. Investments in healthcare/ biotechnology companies' securities face specific risks, which include:

     o intensive government regulation, making these companies susceptible to changes in government policy and failures to secure, or unanticipated delays in securing, regulatory approvals;

     o    strict regulatory approval requirements for new products and drugs;

     o intensive competition, including products that may quickly become obsolete;

     o scarcity of management, technical, scientific, research and marketing personnel with appropriate training;

     o intellectual property considerations, including the possibility of lawsuits related to patents and intellectual property;

     o changing investor sentiments and preferences with regard to healthcare/biotechnology sector investments (which are generally perceived as risky);


     o many such companies tend to be smaller companies with limited product lines and financial and managerial resources; less predictable returns, less publicly available information and little or no research by the investment community;


     o reduced liquidity and a limited number of exchange listings or dealers willing to make a market;

     o increased share price volatility because, in periods of investor uncertainty, investor sentiment may favor large, well-known companies over smaller, lesser-known companies; and

     o    reliance, in many cases, on one or two key individuals for management.

Investment in Banking/Financial Services Companies

     The Fund invests (or will invest) a substantial portion of its assets in the securities of companies engaged in the banking/financial services sector. The Fund's net asset value may be susceptible to factors affecting such sector and related sectors, and to greater risk and market fluctuation than the net asset value of a fund that invests in a broader range of portfolio securities. Banking/financial services companies are subject to extensive government regulation. This regulation may limit both the amount and types of loans and other financial commitments a banking/financial services company can make, and the interest rates and fees it can charge. These limitations may have a significant impact on the profitability of a banking/financial services company since profitability is attributable, at least in part, to the company's ability to make financial commitments such as loans. Profitability of a banking/ financial services company is largely dependent on the availability and cost of the company's funds, and can fluctuate significantly when interest rates change. The financial difficulties of borrowers can negatively impact the industry to the extent that borrowers may not be able to repay loans made by financial service companies. In addition, many factors affecting companies in such industries are generally beyond such companies' control such as the performance of the U.S. and foreign economies and stock markets and interest rates. Inflation, national and world politics, fiscal policy and current events, will each have a significant effect on such companies' securities performance. The 1940 Act restricts the Fund from acquiring the securities of any company that derives more than 15% of its gross revenues from securities related activities, such as a broker, dealer, underwriter or a federally registered investment adviser (a "securities related issuer") subject to exception. Under Rule 12d3-1 under the 1940 Act, however, the Fund may generally purchase up to 5% of any class of equity securities of a securities related issuer or up to 10% of the debt securities of a securities related issuer so long as, in each case, no more than 5% of the Fund's total assets are invested in the securities related issuer. Rule 12d3-1 may operate to limit the size of the banking/financial services Portfolio Managers' investment position with respect to one or more securities related issuers.

     Banking/financial services companies that are insurance companies may be subject to severe price competition, claims activity, marketing competition and general economic conditions. Particular insurance lines will also be influenced by specific matters. Property and casualty insurer profits may be affected by certain weather catastrophes, terrorist activities and other disasters. Life and health insurer profits may be affected by mortality risks and mortality rates. Individual insurance companies may be subject to material risks including inadequate reserve funds to pay claims and the inability to collect from the insurance companies that insure insurance companies, so-called reinsurance carriers. The 1940 Act restricts the Fund from acquiring any security issued by an insurance company if the Fund owns, or will own as a result of the acquisition, more than 10% of the total outstanding voting stock of the insurance company. The 1940 Act may operate to limit the size of banking/financial services Portfolio Managers' investment position with respect to one or more insurance companies.

Investment in Technology Companies

     The Fund invests (or will invest) a substantial portion of its assets in the equity securities of companies that rely significantly on technological events or advances in their product development, production or operations. The value of the Fund's shares may be susceptible to factors affecting technology and technology-related industries and to greater risk and market fluctuation than an investment in a fund that invests in a broader range of portfolio securities. Investments in technology companies' securities face specific risks, which include:

     o    many technology companies will have limited operating histories;

     o rapidly changing technologies and products that may quickly become obsolete;

     o exposure to a high degree of government regulation, making these companies susceptible to changes in government policy and failures to secure regulatory approvals;

     o cyclical patterns in information technology spending which may result in inventory write-offs;

     o scarcity of management, engineering and marketing personnel with appropriate technological training;

     o isolated setbacks as such companies tend to be smaller companies with limited product lines and limited financial resources;

     o    reliance, in many cases, on one or two key individuals for management;

     o the possibility of lawsuits related to technological patents and intellectual property; and

     o changing investor sentiments and preferences with regard to technology sector investments (which are generally perceived as risky).

Investments in Foreign Securities

     The Fund may invest in the securities of foreign issuers. Foreign issuers are those that are tied economically to a foreign country. Investments in foreign securities face specific risks, which include: unfavorable changes in currency rates, exchange control regulations and the repatriation of capital; restrictions on, and costs associated with, the exchange of currencies; different accounting, auditing and financial standards and possibly less stringent reporting standards and requirements; increased market risk due to regional economic and political instability; securities markets which are less developed than in the U.S. and subject to a lesser degree of supervision and regulation; foreign withholding taxes; and increased potential for corrupt business practices in certain foreign countries.

Leverage; Borrowing

     The Fund may borrow money for investment purposes and to meet repurchase requests. To the extent that the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage were employed. If the Fund's investments decline in value, the loss will be magnified if the Fund has borrowed money to make its investments.

     If the Fund does not generate sufficient cash flow from operations, it may not be able to repay borrowings, or it may be forced to sell investments at disadvantageous times to repay borrowings. The Fund's performance may be adversely affected if it is not able to repay borrowings (because of the continuing interest expense) or if it is forced to sell investments at disadvantageous times in order to repay borrowings. The Fund may elect to sell its more liquid assets first to repay borrowings, thus increasing its concentration in less liquid securities.

     The 1940 Act provides that the Fund may not borrow for any purpose if, immediately after doing so, it will have an "asset coverage" of less than 300%. This could prevent the Fund from borrowing to fund the repurchase of shares. For this purpose, an "asset coverage" of 300% means that the Fund's total assets equal 300% of the total outstanding principal balance of indebtedness. The Fund also may be forced to sell investments on unfavorable terms if market fluctuations or other factors reduce its asset level below what is required by the 1940 Act or the Fund's borrowing arrangements.

     The rights of any lenders to the Fund to receive payments of interest or repayments of principal will be senior to those of the shareholders, and the terms of any borrowings may contain provisions that limit certain activities of the Fund. Payments of interest and fees incurred in connection with borrowings will increase the Fund's expense ratio and will reduce any income the Fund otherwise would have available. The Fund's obligation to make interest or principal payments on borrowings may prevent the Fund from taking advantage of attractive investment opportunities.

     To obtain "leveraged" market exposure in certain investments and in an effort to increase the overall return to the Fund of various investments, the Fund may purchase options and other instruments that do not constitute "indebtedness" for purposes of the "asset coverage" requirement. These instruments nevertheless may involve significant economic leverage and therefore involve the risks of loss described herein. In some cases, the leverage may be significant with an associated significant risk of loss.

Use of Derivatives

     The Fund is authorized to use derivative instruments to seek to hedge portfolio risk, for cash management purposes and for non-hedging purposes in pursuit of its investment objective of capital appreciation. Investing in derivative investments involves numerous risks. For example:

     o the underlying investment or security might not perform in the manner that the Investment Adviser expects it to perform, which could make an effort to hedge unsuccessful;

     o the company issuing the instrument may be unable to pay the amount due on the maturity of the instrument;

     o certain derivative investments held by the Fund may trade only in the over-the-counter markets or not at all, and can be illiquid; and

     o derivatives may change rapidly in value because of their inherent leverage.

All of this can mean that the Fund's net asset value may change more often and to a greater degree than it otherwise would. The Fund has no obligation to enter into any hedging transactions. Additional information regarding certain specific characteristics of certain derivative instruments that the Fund may utilize is set forth in the Statement of Additional Information under "Additional Investment Policies."

Short Selling

     Short selling is a speculative investment technique that the Portfolio Managers may use with respect to a Separate Investment Account. It involves the selling of securities that the Fund does not own coupled with the obligation to return such securities at a future date and involves the following additional risks:

     o while the potential gain on a short sale is limited, the loss is theoretically unlimited;

     o it can increase the effect of adverse price movements on the Fund's portfolio;

     o the Fund may not be able to close out a short position at any particular time or at the desired price;

     o the Fund may be subject to a "short squeeze" when other short sellers desire to replace a borrowed security at the same time as the Fund, thus increasing the price the Fund may have to pay for the security and causing the Fund to incur losses on the position;

     o if the market for smaller capitalization or foreign companies becomes illiquid, the Fund may be unable to obtain securities to cover short positions; and

     o    certain foreign markets may limit the Fund's ability to short stocks.

     The Fund will maintain in a segregated account cash or liquid securities having a value at least equal to the value of the short position, marked to market daily. Segregation of assets or covering short positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

Restricted and Illiquid Investments

     Although each Portfolio Manager invests primarily in publicly traded securities, the Fund may invest up to 15% of the value of its total assets (measured at the time of investment) in investments that are illiquid. These investments may include restricted securities, which are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. Restricted securities and illiquid investments involve the risk that the securities will not be able to be sold at the time desired or at prices approximating the value at which the Fund is carrying the securities. In addition, where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the Fund's ability to sell such security under an effective registration statement. If, during such period, adverse market conditions were to develop, a less favorable price would be received by the Fund. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board.

Limited Diversification

     The Fund is a "non-diversified" investment company. Thus, there are relatively few limitations on the percentage of the Fund's assets that may be invested in the securities of any one issuer. To the extent that a relatively high percentage of the Fund's assets were invested in the securities of a limited number of issuers, some of which may be within the same industry, the Fund's investment portfolio will be more susceptible to any single economic, political or regulatory occurrence than the portfolio of a diversified investment company.

     As a non-fundamental policy, the Fund intends to invest no more than 15% of the value of its total assets (measured at the time of investment) in the securities of any one issuer. This non-fundamental policy may be changed at any time in the future by the Board. In addition, while seeking desirable investments, the Fund may temporarily exceed this limitation subject to other applicable policies and procedures.

Reliance on Portfolio Managers/Sub-Investment Adviser

     The Fund's ability to identify attractive investment opportunities is substantially dependent upon the Portfolio Managers. If one or more of them were to cease managing the Fund's assets, the Investment Adviser may not be able to find qualified replacements, or may require an extended time to do so. This could prevent the Fund from achieving its investment objective. In addition, the loss of a Sub-Investment Adviser will cause the Fund's investment allocation to be unbalanced across each sector until another Sub-Investment Adviser can be appointed.

Incentive Fees

     The Investment Adviser has the right to receive Incentive Fees based on the independent investment performance of each Separate Investment Account. As non-managing members of the Investment Adviser, the Sub-Investment Advisers share in the profits of the Investment Adviser, which may give Portfolio Managers reason to select investments for the Fund that are riskier or more speculative than they would select if the Investment Adviser were paid only an asset-based management fee. In addition, the Investment Adviser may receive Incentive Fees for a fiscal period even if the Fund's overall investment performance for that fiscal period is negative provided that one or more Separate Investment Accounts has positive investment performance and has recovered any cumulative loss.

     For purposes of determining Incentive Fees, "fiscal period" will normally be the fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases, the period of time from the last fiscal period end through that date will constitute a fiscal period. In addition, the Investment Advisory Agreement may require the Fund to calculate a fiscal period under certain additional circumstances. See "Investment Advisory and Other Services" in the Statement of Additional Information.

     Except as set forth below, the Fund will not accrue an Incentive Fee attributable to any Separate Investment Account unless that Separate Investment Account has fully recovered any cumulative losses from prior periods. However, the total amount of a Separate Investment Account's cumulative loss will be shared equally by all outstanding shares of the Fund. Thus, if after a loss is incurred, there are net additional sales of shares (including shares issued as a result of the reinvestment of dividends), the per-share amount (but not the dollar amount) of cumulative loss attributable to a Separate Investment Account will be reduced. These factors may reduce the benefit of the cumulative loss to existing shareholders or to a shareholder that does not reinvest distributions, and may result in a shareholder indirectly bearing a higher percentage Incentive Fee than the shareholder otherwise would.

Repurchase Offers


     The Fund will offer to purchase only a small portion of its shares each quarter, and there is no guarantee that investors will be able to sell all of their shares that they desire to sell in any particular repurchase offer. If repurchase requests for any period exceed the amount to be repurchased, the Fund will repurchase only a pro rata portion of the shares tendered by each shareholder. The potential for pro-ration may cause some investors to tender more shares for repurchase than they wish to have repurchased.


     The Fund's repurchase policy may have the effect of decreasing the size of the Fund over time from what it otherwise would have been. It may, therefore, force the Fund to sell assets it would not otherwise sell. It may also reduce the investment opportunities available to the Fund and cause its expense ratio to increase.

     Incentive Fees are accrued as a liability of the Fund each day and so reduce the net asset value of all shares. The repurchase price received by an investor whose shares are repurchased in a quarterly repurchase offer will therefore reflect an accrual for the Incentive Fee if any Separate Investment Account has experienced an increase in net assets due to investment operations from the beginning of the fiscal period through the date of repurchase. However, that Incentive Fee accrual may subsequently be reversed if the Separate Investment Account's performance declines. No adjustment to a repurchase price will be made after it has been fixed.

     In addition, if the total number of shares repurchased in a repurchase offer results in the Fund reducing the assets of each Separate Investment Account to fund repurchases (thus, resulting in the closing of a fiscal period), the Investment Adviser will receive an Incentive Fee payment if any Separate Investment Account has a cumulative net profit for that fiscal period (in proportion to the amount of assets so reduced from that Separate Investment Account). Thus, the Fund's repurchase policy may have the effect of causing the Investment Adviser to receive Incentive Fee payments in any fiscal year that it might not have otherwise earned. See "Repurchase Offers -- Consequences of Repurchase Offers."

Limited Operating History

     The Fund and the Investment Adviser were each formed in 2001 and have a limited operating history upon which investors can evaluate their respective performances. However, the asset management division of CIBC World Markets (which, after the Transaction, will be an asset of Fahnrestock & Co.) and the Portfolio Managers each have substantial experience in managing investment portfolios, including hedged equity portfolios. The Portfolio Managers manage investment funds and accounts that have investment programs that are substantially similar to the investment programs they will pursue for the Fund. Fahrestock & Co. is not currently experienced in asset management. See "Management of the Fund."

Liquidity Risks

     The Fund will not list its shares on any securities exchange, and there is no assurance that any secondary market will develop for the Fund's shares. Shares may be held only through CIBC World Markets or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. Shareholders will be unable to redeem shares on a daily basis because the Fund is a closed-end fund. In addition, the shares are subject to transfer restrictions that permit transfers only to persons who are Qualified Investors and who hold their shares through brokers, dealers or other financial intermediaries that have entered into an agreement for the provision of shareholder services to the Fund. Brokers, dealers, other financial intermediaries or the Fund may require substantial documentation in connection with a requested transfer of shares, and shareholders should not expect that they will be able to transfer shares at all. Attempted transfers may require a substantial amount of time to effect. Shares of the Fund may not be exchanged for shares of any other fund. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. Shares will not be traded on any securities exchange or other market and are subject to substantial restrictions on transfer. Although the Fund will offer to periodically repurchase shares, a shareholder may not be able to liquidate its investment in the Fund within a time frame suitable to that shareholder. See "Repurchase Offers."

Active Management of Portfolio

     The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses are high. Although the Fund cannot accurately predict its portfolio turnover, the Investment Adviser expects that the Fund's portfolio turnover rate will significantly exceed that of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income.

Banking Regulation

     CIBC World Markets is an affiliate of Canadian Imperial Bank of Commerce and, as such, is subject to certain U.S. and Canadian banking laws, including the Bank Holding Company Act, and to regulation by the Federal Reserve of the United States. These banking laws, rules, regulations and guidelines and the interpretation and administration thereof by the staff of the regulatory agencies restrict the transactions between CIBC World Markets and its affiliates, on the one hand, and the Fund until the Transaction is consummated, on the other hand, and may restrict the investment transactions of the Fund. Additional information regarding certain banking regulations is provided in the Statement of Additional Information under "Additional Investment Policies -- Banking Regulation/Restrictions."

Special Risks of Separate Investment Account Structure

     The Investment Adviser will receive Incentive Fees that will be based, in part, on the investment performance of each Separate Investment Account irrespective of the performance of any other Separate Investment Account or the investment performance of the Fund as a whole. Thus, the Investment Adviser may receive Incentive Fees in any year (or fiscal period) in the event one or more of the Separate Investment Accounts has positive investment return even if the Fund's overall investment return is negative.

     The Investment Adviser's investment decisions are made by the Portfolio Managers of each Separate Investment Account. Such decisions are made independently of Portfolio Managers of the other Separate Investment Accounts. In certain circumstances, one Separate Investment Account may be acquiring shares of an issuer whose shares are being disposed of by another Separate Investment Account (for example, the healthcare/biotechnology and technology Separate Investment Accounts). Consequently, the Fund could directly or indirectly incur certain transaction costs without accomplishing any net investment result. In addition, a loss resulting from the sale of a security by one Separate Investment Account may be disallowed for federal income tax purposes under the "wash sale" rule if the Fund purchases such security in another Separate Investment Account within a certain period of time after such sale.

Potential Conflicts of Interest

     The Investment Adviser, the Portfolio Managers and the Sub-Investment Advisers, or their respective affiliates, provide investment management and other services to various entities. Each of the foregoing may also carry on substantial investment activities for their own accounts and for other accounts (collectively, "Other Accounts"). The Fund has no interest in these activities. As a result of the foregoing, the Portfolio Managers and the Sub-Investment Advisers and their affiliates will be engaged in substantial activities other than on behalf of the Investment Adviser and the Fund, may have differing economic interests in respect of such activities, and may have conflicts of interest in allocating their time and activity between the Fund and Other Accounts. Such persons will devote only so much of their time to the management of the Fund's investments as in their judgment is necessary and appropriate.

     There may be circumstances under which the Investment Adviser, the Portfolio Managers or the Sub-Investment Advisers will cause one or more of their Other Accounts to commit a different percentage of their respective assets to an investment opportunity than to which the Investment Adviser will commit the Fund's assets. There also may be circumstances under which the Investment Adviser, the Portfolio Managers or the Sub-Investment Advisers will consider participation by their Other Accounts in investment opportunities in which the Investment Adviser or the Portfolio Manager does not intend to invest on behalf of the Fund, or vice versa. In addition, the Sub-Investment Advisers may receive research products and services in connection with the brokerage services that the Investment Adviser and its affiliates may provide from time to time to one or more Other Accounts or to the Fund. See "Potential Conflicts of Interest" and, in the Statement of Additional Information, "Additional Potential Conflicts of Interest" and "Brokerage."

     Until the Transaction is consummated, CIBC World Markets or its affiliates may act as financial adviser or lender to the Fund's portfolio companies or to affiliates of the portfolio companies to the extent that it determines that such activities are consistent with applicable law. In providing advisory and financial services, CIBC World Markets or its affiliates may take actions, including without limitation restructuring, foreclosure, requiring additional collateral, charging significant fees and interest, placing the issuer in bankruptcy, or demanding payment on a loan guarantee, that may be contrary to the interests of the Fund.

                        RISKS RELATING TO THE TRANSACTION

     Fahnestock & Co. does not currently have substantial experience in asset management. Although it is expected that the professionals of CIBC World Markets' asset management division that currently manage the Fund, or assist in its management, and that are employed by the Investment Adviser, Advantage Advisers, Inc. or CIBC World Markets will continue to serve similar functions after the Transaction, no assurance can be given that such persons will remain employees of Fahnestock & Co. for any period of time. In particular, investors should be aware that transactions such as the Transaction may result in the substantial turnover of employees of the company being acquired. If that were to occur, Fahnestock & Co. would be required to appoint new and potentially inexperienced persons to fill such roles, or it would have to hire new persons, which may take a substantial amount of time.

     The consummation of the Transaction is subject to a number of conditions. If the Transaction is not consummated, CIBC World Markets will consider what action might be appropriate, which may include directing the Investment Adviser to terminate the Investment Advisory Agreement. Were the Investment Adviser to do so, the Board would consider what further actions would be appropriate, which may include liquidating the Fund. If the Fund were liquidated, the Fund would incur significant expenses while the liquidation was effected. In addition, shareholders would not receive a rebate of any sales charge paid by them in connection with their investment.


     February 27, 2003 is the record date to approve the new investment advisory and sub-investment advisory agreements. Only shareholders of the Fund on that date will therefor have the right to approve or disapprove such agreements. In the event the agreements (or any of them) are not approved by share-holders and the Transaction is completed, the Board will be required to promptly consider alternatives to ensure continuing investment management services for the Fund, which may cause substantial delay and result in the adverse performance of the Fund. In addition, the Board may be unable to find a suitable substitute for the Investment Adviser, which could result in the Board determining to liquidate the Fund.

                                    THE FUND

     Advantage Advisers Multi-Sector Fund I is registered under the 1940 Act as a non-diversified, closed-end management investment company. The Fund was organized on August 14, 2001 in the State of Delaware. The Fund commenced operations on March 27, 2002 and has a limited operating history. The Fund's principal office is located at 622 Third Avenue, 8th Floor, New York, New York 10017. Advantage Advisers, L.L.C. is responsible for the Fund's investment activities pursuant to an investment advisory agreement with the Fund (the "Investment Advisory Agreement"). Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve as the Trustees of the Fund. See "Management of the Fund -- Board of Trustees."

                                 USE OF PROCEEDS

     The Fund expects that any proceeds from the sale of shares, excluding the amount of any sales charge paid by investors and net of the Fund's ongoing fees and expenses, will be used to implement the Fund's investment program and objectives as soon as practicable, consistent with market conditions, after receipt of such proceeds by the Fund.

                              INVESTMENT STRUCTURE

     The Fund is a specialized investment vehicle that combines certain of the features of a private investment partnership with those of a closed-end investment company that is offered to the public. Private investment partnerships are unregistered, commingled asset pools that are often aggressively managed and offered in large minimum denominations (typically between $250,000 and $1 million) through private placements to a limited number of high net worth individual and institutional investors. The general partners of these partnerships are typically compensated through asset-based fees and performance-based allocations. Closed-end investment companies are 1940 Act registered pools typically organized as corporations or business trusts whose shares are offered to the public under the 1933 Act, and that usually are managed more conservatively than most private investment partnerships, subject to relatively modest minimum investment requirements (often less than $2,000) and publicly offered to a broad range of investors. The investment advisers to these companies are typically compensated through asset-based (but not performance-based) fees.

     The Fund is similar to a private investment partnership in that its investment portfolio may be more actively managed than most other investment companies and shares will be sold in comparatively large minimum denominations ($25,000) solely to qualified high net worth individual and institutional investors, whose investment will be subject to both asset-based and performance-based fees. However, the Fund, like other closed-end investment companies, has registered as an investment company under the 1940 Act and has registered its offering of shares under the 1933 Act in order to continuously offer its shares to the public. This permits a larger number of investors that have a higher tolerance for investment risk to participate in its hedged-equity investment program without making the more substantial minimum capital commitment that is required by most private investment partnerships.

     To facilitate the Fund's investment program under which various Sub-Investment Advisers will be assigned responsibility for managing separate, designated portions of the Fund's assets, the Fund will establish a Separate Investment Account for each Sub-Investment Adviser. The Fund currently has established three Separate Investment Accounts.

                               INVESTMENT PROGRAM

Investment Objective

     The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged-equity investment program. The term "hedged equity," when used in this context, means the use by a Portfolio Manager of a combination of securities positions held "long" as well as a variety of other investment techniques and instruments, including but not limited to short selling, put and call options on securities and securities indices, swaps, swaptions, forward contracts and leverage, in an effort to enhance the potential for capital appreciation while attempting to preserve capital in, and profit from, adverse or volatile market conditions.

     No assurance can be given that the Fund will achieve its investment objective.

Investment Strategy

     The Investment Adviser oversees the activities and performance of the Sub-Investment Advisers pursuant to the Investment Advisory Agreement. Advantage Advisers, Inc., a Delaware corporation wholly-owned by CIBC World Markets, is the managing member of the Investment Adviser and the Sub-Investment Advisers are non-managing members of the Investment Adviser. In providing services to the Fund, the Investment Adviser relies on personnel of CIBC World Markets asset management division to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel evaluate Portfolio Managers based on their experience and expertise in a particular investment strategy. In connection with the Transaction, it is expected that such personnel of CIBC World Markets will become employees of Fahnestock & Co. and continue to provide services to the Fund.

     The Investment Adviser considers the Sub-Investment Advisers to be specialists in the sectors in which they invest. The Sub-Investment Advisers have each, in the judgment of the Investment Adviser, shown the ability to achieve superior results in their sectors and within their particular investment strategies. However, history shows that no one particular investment sector or strategy produces consistent or above average total return results, either on an absolute or relative basis, over all phases of a cycle in the equity market. Although a particular investment strategy may not achieve above average performance over any given period within a cycle, the Investment Adviser believes that the blending of investment strategies across sectors can be used to achieve more consistent returns with a reduction of risk and volatility.

     The Investment Adviser initially allocated one-third of the Fund's assets available for investment to each Separate Investment Account. The portion of the Fund's total assets represented by a particular Separate Investment Account will change over time as a result of the Fund's investment operations. The Investment Adviser rebalances the Separate Investment Accounts (to one-third each) at calendar year end. Capital inflows (through additional sales of shares and dividend reinvestments) and capital outflows (through share repurchases) occurring during the calendar year will be credited or debited, as the case may be, one-third to each Separate Investment Account.

     In managing the investments of the Fund, the Sub-Investment Advisers may utilize the proprietary investment research of other investment firms and/or fundamental analysis of company financial data in seeking to identify attractive investment opportunities. The research process may involve company visits, use of valuation models, review and analysis of published research, and discussions with industry sources. The research process may also involve direct contact with the management of the companies in which the Fund invests, augmented where necessary by contacts with competitors, suppliers or end users of relevant products. Certain Sub-Investment Advisers may use information provided by specialized research firms or regional brokerage companies in order to become more knowledgeable about particular industries and geographic areas. In addition, brokerage firm analysts may be used as either research backup or company specialists. Trade publications and industry sources will also be studied on a regular basis. Finally, the network of investment managers and analysts with which the Investment Adviser, the Sub--

Investment Advisers and each Portfolio Manager have become acquainted during the years in which they have worked as asset managers may be utilized as informal sources of information.

     The Fund's investment program emphasizes active management of the Fund's portfolio. Consequently, the Fund's portfolio turnover and brokerage commission expenses may significantly exceed those of other registered investment companies. Additionally, a high portfolio turnover rate may result in the realization of capital gains, including short-term gains which will be taxable to shareholders as ordinary income. Nevertheless, the tax implications of the Fund's active trading style generally will not be a factor in the management of the Fund's portfolio. The rebalancing of the assets allocated to each Separate Investment Account will also have the effect of increasing the Fund's portfolio turnover.

     Under normal market conditions, the Fund will principally invest its assets in the equity or equity related securities of U.S. and non-U.S. issuers in the banking/financial services, healthcare/ biotechnology and technology sectors. As a non-fundamental policy, the Fund intends to invest no more than 15% of the value of its total assets (measured at the time of investment) in the securities of any one issuer. This non-fundamental policy may be changed at any time in the future by the Board. In addition, while seeking desirable investments, the Fund may temporarily exceed this limitation subject to other applicable policies and procedures. During periods of adverse market conditions in any of such sectors, or in the equity securities market generally, the Fund and each Separate Investment Account may temporarily reduce the Fund's exposure to securities of issuers in such sectors or invest the Fund's assets in high quality fixed-income securities, including money market instruments, or hold its assets in cash. The Fund may also invest in money market instruments or hold cash for liquidity purposes to meet repurchase requests or otherwise.

     The securities in which the Fund invests typically are traded on nationally and internationally recognized securities exchanges or liquid over-the-counter markets. Depending upon market conditions and the availability of suitable investment opportunities, the Fund may utilize leverage in pursuing its investment objective. Leverage is the practice of borrowing money to purchase investments, which the Fund may do by purchasing securities on margin, borrowing from a bank or entering into reverse repurchase agreements. Equity securities in which the Fund invests may include common and preferred stock and other securities having equity characteristics, including convertible debt securities, put and call options on securities and securities indices, warrants and rights. As part of its investment program, the Fund may effect short sales of securities and may invest in debt securities. The Fund may also utilize swaps, swaptions and other derivative instruments such as forward contracts and structured equity related products, subject, however, to certain limitations described elsewhere in this prospectus or in the Statement of Additional Information, including any policies established by the Board. The Fund may also invest in non-convertible bonds and other non-convertible debt securities when a Portfolio Manager believes that these securities offer opportunities for capital appreciation or a more favorable risk/reward ratio. Each of the foregoing described activities entails risk. See "Risk Factors -- Leverage; Borrowing," "-- Use of Derivatives" and "-- Short Selling."

     Additional information about the types of investments that will be made by the Fund, its investment practices and related risk factors is provided below and in the Statement of Additional Information. Except as otherwise indicated, the Fund's investment policies and restrictions are not fundamental and may be changed without a vote of shareholders under the 1940 Act.

Industry Sectors

     Banking/Financial Services. The Fund will invest a portion of its assets in the equity securities of companies engaged in the banking/financial services sector. Personnel associated with KBW Asset Management, Inc., an affiliate of Keefe, Bruyette & Woods, Inc., will manage the Separate Investment Account dedicated to investing in banking/financial services companies. Background information on KBW Asset Management and biographical information concerning KBW Asset Management portfolio management personnel is set forth below under "Management of the Fund -- Sub-Investment Advisers." Since 1988, KBW Asset Management has managed various accounts utilizing the same strategy that will be utilized in managing the banking/financial services Separate Investment Account. Certain historical performance information regarding other accounts managed by KBW Asset Management is set forth in Appendix B hereto.

     Companies engaged in the banking/financial services sector include: commercial and industrial banks; savings and loan associations, savings banks and other thrift institutions; consumer and industrial finance and leasing companies; securities brokerage and portfolio investment management firms; and insurance companies. Generally, the Fund anticipates investing a significant majority of the total assets of the Separate Investment Account in the securities of 40-50 banking/financial services companies.

     Investments may include long and short positions in equity securities. The Portfolio Managers will from time to time invest in cash, debt securities and various derivatives, including options on securities and stock index options in order to hedge its Separate Investment Account. It is anticipated that a substantial portion of the Separate Investment Account's assets will be in securities issued by commercial banks and thrift institutions. The Separate Investment Account will invest in any sized capitalization companies. Although this Separate Investment Account will be invested primarily in securities of U.S. issuers, up to 25% of the value of its assets may be invested in the securities of foreign issuers, including depositary receipts relating to foreign securities. See "Risk Factors -- Investments in Foreign Securities." KBW Asset Management will seek to invest in banking/financial services companies believed to be undervalued or that, in the Portfolio Manager's judgment, offer other opportunities for capital appreciation based on consideration of relevant company-, sector- and market-specific factors and trends. For example, the strategy seeks to identify securities of banking/financial services companies in particular market sectors that are undervalued relative to other issuers in the same sector or that have characteristics making the issuer an acquisition target. Conversely, the strategy may also include selling short the securities of issuers believed to be overvalued relative to similar issuers. In this regard, the strategy may make use of "pairs trading," which involves the purchase of the equity securities of a banking/financial services issuer trading at lower than expected price/earnings ratios and the simultaneous short sale of the equity securities of another banking/financial services issuer trading at higher than expected price/ earnings ratios.

     The banking/financial services Separate Investment Account's investments may also include positions in non-convertible bonds and other non-convertible debt securities when the Portfolio Managers believe that these securities offer opportunities for capital appreciation, and may also include investments in share accounts of savings and loan associations and other mutual savings institutions to the extent that conversions of those organizations to stock companies offer capital appreciation potential.

     Another factor in the investment decision making process is the continuing consolidation in the banking/financial services sector generally and in the banking and thrift industries in particular. The Portfolio Managers believe that the consolidation in the industry will accelerate substantially over the next several years due to a variety of factors including increased efforts at cost savings in technology through economies of scale, excess capital generation and a desire to expand into new markets and regions, and a favorable economic and regulatory environment. The industry-wide consolidation is expected to create numerous opportunities for capital appreciation through investment in the securities of financial institutions that become targets for consolidation.

     Healthcare/Biotechnology. The Fund will invest a portion of its assets in healthcare/ biotechnology companies. A Portfolio Manager associated with Kilkenny Capital Management, L.L.C. will manage this Separate Investment Account, which will focus primarily on pharmaceutical and medical device companies. Background information on Kilkenny and biographical information concerning this Portfolio Manager are set forth below under "Management of the Fund -- Sub-Investment Advisers." Since 1995, Kilkenny has managed various accounts utilizing the same strategy that will be utilized in managing the healthcare/biotechnology Separate Investment Account. Certain historical performance information regarding accounts managed by Kilkenny is set forth in Appendix C hereto.

     Kilkenny uses a proprietary valuation methodology that has been relied upon by Kilkenny in managing its other accounts to identify undervalued and overvalued securities in the healthcare/ biotechnol-ogy sector. This sector has historically been characterized by dramatic short and long term volatility. This methodology seeks to profit from taking long positions in the most undervalued and, conversely, short positions in the most overvalued, securities in the sector. By simultaneously taking such long and short positions, Kilkenny believes it is possible to profit from both rising and falling securities prices, while attempting to reduce the volatility which typifies the sector.

     This strategy is inherently contrarian in nature, as those securities that are out of favor and undervalued frequently have the lowest risk and the greatest potential for upside appreciation, while the most popular securities in the sector often exhibit the opposite characteristics. Through employment of this strategy, Kilkenny seeks to produce more consistent positive investment results, with a reduced risk of capital loss, than is generally the case with traditional investing in the sector.

     The proprietary investment model (referenced above) analyzes an issuer's upside and downside potential at a given price. The model determines a security's upside potential based on an issuer's products under development, taking into account market size, probability of Food and Drug Administration approval, and time to market penetration. The model then compares this upside potential to the residual value of the company, in an attempt to quantify the potential for a decline in price due to failures of product development or marketing.

     Kilkenny's strategy employs long and short positions in securities. Kilkenny will also invest in options trading and a variety of other securities and derivatives trading in attempting to achieve its objective. Kilkenny will also attempt to hedge the portfolio using primarily short selling but may use a variety of other investments in times of market adversity. Kilkenny does not typically have a bias with respect to the capitalization size of an issuer.

     Technology. The Fund will invest a portion of its assets in technology companies and companies which derive a major portion of their revenue directly or indirectly from business lines which benefit from technological events and advances (collectively, "Technology Sector Issuers"). A Portfolio Manager associated with Alkeon Capital Management, LLC will manage this Separate Investment Account. Background information on Alkeon Capital as well as CIBC World Markets (with which Alkeon Capital's Portfolio Manager was associated from May 1995 to December 2001) and biographical information concerning Alkeon Capital's portfolio management personnel are set forth below under "Management of the Fund -- Investment Adviser" and "-- Sub-Investment Advisers." Since July 1996, personnel of Alkeon Capital previously managed various accounts for CIBC World Markets utilizing the same strategy that will be utilized in managing the technology Separate Investment Account. Certain historical performance information regarding similar accounts managed by the Alkeon Capital Portfolio Manager responsible for managing the technology Separate Investment Account is set forth in Appendix D hereto.

     Technology Sector Issuers include those companies whose processes, products or services, in the judgment of Alkeon Capital, are or may be expected to be significantly benefited by scientific developments in the application of technical advances in manufacturing and commerce. Examples of the types of industries in which the Separate Investment Account may invest include, but are not limited to: aerospace; electronics; information sciences (including computer hardware and software, and the Internet); networking; semiconductors; and telecommunications (including equipment makers and service providers).

     The Fund's technology sector Separate Investment Account will focus on Technology Sector Issuers that Alkeon Capital believes will be instrumental in, or will benefit from, accelerating demand for their products. Under normal market conditions, the Separate Investment Account will invest in the securities of both U.S. and foreign Technology Sector Issuers. In selecting investments, Alkeon Capital will consider industry-wide trends and company-specific factors. Trends in the past have included: deregulation of global telecommunication markets and the associated need for upgrading existing network infrastructure; increased corporate spending on information technology for both hardware and software; the dramatic growth of the Internet and electronic commerce; the use of semiconductor technology in industrial applications that involve extensive computation; and increasingly complex media applications. Such trends tend to impact particular sectors of the technology market, and, on the long side of the portfolio, investments generally will be in companies that are believed to have or are developing technologies that will have a substantial and prolonged impact on particular business segments of the economy and that are expected to become instrumental in accelerating economic growth in those business segments. Company-specific factors are important indicators of a company's ability to compete effectively in rapidly changing technological markets. Factors considered include: investment in research and development at a level that represents a significant portion of the company's sales; a strong and experienced management team; a customer-oriented corporate philosophy; the ability to create an organizational structure that can attract engineering talent and motivate such talent through appropriate incentives; and, where applicable, a demonstrated track record in making acquisitions in emerging technologies that can help a company successfully augment its existing product line and accelerate revenues and earnings.

     Alkeon Capital employs an opportunistic strategy with regards to market capitalization, and will employ long and short positions in securities, options trading and a variety of other securities and derivatives trading in attempting to achieve the investment objective. Alkeon Capital will also attempt to hedge the Separate Investment Account primarily using short selling and options but may employ a variety of other investment instruments both as a general principle and in times of market adversity. However, there is no requirement as to the extent to which the Separate Investment Account will be hedged and there can be no assurance that the use of hedging will be successful.


                             MANAGEMENT OF THE FUND

     The Investment Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. It is responsible for all decisions regarding the Fund's assets, including supervising the allocation of the Fund's assets across various investment strategies and styles and monitoring compliance with the investment objective and policies of the Fund. The Investment Adviser makes all decisions regarding investment strategies and styles to be pursued by the Sub-Investment Advisers on behalf of the Fund (subject to the supervision of the Board) pursuant to an Investment Advisory Agreement with the Fund. Each Separate Investment Account will be managed by a Portfolio Manager (or Managers) associated with a Sub-Investment Adviser. Sub-Investment Advisers have been selected based on their experience and expertise in particular sectors and investment strategies.

     The Investment Adviser, with the approval of the Board or the Fund, may remove a Sub-Investment Adviser. The Investment Adviser may appoint additional Sub-Investment Advisers with (i) the approval of the Board and (ii) either (a) the approval of a majority of the outstanding voting securities of the Fund, as defined by the 1940 Act or (b) relief from the Securities and Exchange Commission allowing the Investment Adviser to appoint new Sub-Investment Advisers or materially amend an existing Sub-Investment Advisory Agreement without the approval of shareholders.

     In providing services to the Fund, the Investment Adviser relies on personnel of CIBC World Markets' asset management division to select Sub-Investment Advisers and to supervise the Sub-Investment Advisers. Such personnel will evaluate the Portfolio Managers based on their experience and expertise in a particular investment strategy or strategies. CIBC World Markets and its predecessor entities (and their affiliates) have managed single and multi-manager private investment partnerships, including hedged equity investment products with investment strategies similar to the Fund's, since 1984. As of December 31, 2002, CIBC World Markets asset management division and its affiliates managed $1.8 billion in investment fund assets, including single manager and multi-manager hedged equity investment products.

     Sub-Investment Advisers have complete discretion to purchase and sell securities and other investments with respect to the assets of the Fund consistent with the investment objective, policies and restrictions of the Fund and subject to the overall supervision of the Board. The Fund will monitor compliance with all applicable investment limitations, including those imposed by the 1940 Act.

     Additional information regarding the Investment Advisory Agreement and the services provided by the Investment Adviser, the Sub-Investment Advisers and others is provided in the Statement of Additional Information under "Investment Advisory and Other Services."

Board of Trustees

     The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business.

     The identity of the members of the Board, and brief biographical information regarding each Trustee, is set forth in the Statement of Additional Information.

The Investment Adviser

     Advantage Advisers, L.L.C. serves as Investment Adviser and has been given the responsibility to manage the investment portfolio of the Fund, subject to the ultimate supervision of and subject to any policies established by the Board of Trustees. The Investment Adviser may receive Incentive Fees based on the performance of each Separate Investment Account. See "Fees and Expenses -- Incentive Fees."

     The Investment Adviser was formed as a Delaware limited liability company in August, 2001 and, is registered as an investment adviser under the Advisers Act. The offices of the Investment Adviser are located at 622 Third Avenue, 8th Floor, New York, New York 10017.

     Advantage Advisers, Inc., currently a wholly-owned subsidiary of CIBC World Markets, is the managing member of (and therefore may be deemed to control) the Investment Adviser and oversees the Investment Adviser's provision of investment advice to the Fund. Each of Kilkenny, KBW Asset Management and Alkeon Capital are non-managing members of the Investment Adviser, and each has entered into a sub-investment advisory agreement with the Investment Adviser and the Fund to provide the advisory services described herein. Each of Kilkenny, KBW Asset Management and Alkeon Capital is registered as an investment adviser under the Advisers Act.

     CIBC World Markets is a member of the New York Stock Exchange and other principal securities exchanges. As a registered broker-dealer, CIBC World Markets is subject to the informational requirements of the U.S. Securities Exchange Act of 1934, as amended, and in accordance therewith files reports with the SEC. Such reports filed by CIBC World Markets with the SEC will be made available to any prospective investor upon request and are also available on the SEC's website (http://www.sec.gov). CIBC World Markets is the U.S. corporate, investment, institutional and private client banking arm of Canadian Imperial Bank of Commerce, which currently is the second-largest bank in Canada, with assets of approximately U.S. $183.5 billion and a market capitalization of U.S. $12.4 billion as of January 31, 2003. CIBC has conducted business in the United States for over a century. Known globally under the marketing name "CIBC World Markets," this worldwide business offers a complete range of investment and corporate banking, capital markets, asset management and brokerage activities. CIBC World Markets also provides wealth management and retail brokerage services. CIBC World Markets has approximately 7,000 employees in over 60 cities in North America, Europe and Asia Pacific serving thousands of institutional clients and high net worth individuals.

     Consummation of the Transaction will result in a change of control of the Investment Adviser and, thus, as required by the 1940 Act will result in automatic termination of the existing Investment Advisory Agreement that the Fund and the Investment Adviser are parties to and the existing Sub-Investment Advisory Agreements that the Fund, the Investment Adviser and the Sub-Investment Advisers, Alkeon Capital, Kilkenny Capital and KBW Asset Management, are parties to.

     The Investment Adviser intends to continue to serve as the Investment Adviser to the Fund after the transaction. In addition, each of Alkeon, Kilkenny and KBW Asset Management intends to continue to serve as a Sub-Investment Adviser to the Fund after the transaction. Fahnestock has advised the Board that it does not have any plans to materially alter the investment advisory services provided to the Fund as a result of the transaction or to make any change in the key personnel responsible for overseeing the investment activities of the Fund.

     In anticipation of the consummation of the Transaction, and to provide continuity in investment management services, the Board of Trustees, including a majority of the Independent Trustees, at a meeting held on January 24, 2003, approved a new investment advisory agreement and new sub-investment advisory agreements and directed that such agreements be submitted to the shareholders of the Fund for approval. Except for new effective dates, such new agreements are the same as the existing agreements, including with respect to advisory fees.

     The Transaction is anticipated to close on or about April 30, 2003; however, it is subject to a number of conditions, including regulatory approvals. In the event the proposed new investment advisory agreement and new sub-investment advisory agreements (or any of them) are not approved by shareholders and the Transaction is consummated, the Board will promptly consider alternatives to ensure continuing investment management services for the Fund or a Separate Investment Account. If for any reason the Transaction is not consummated, the existing Investment Advisory Agreement and Sub-Investment Advisory Agreements will remain in effect in accordance with their respective terms, even if the agreements are each approved by shareholders. Should this occur, the Board would consider what action might be appropriate, which could include liquidating the Fund or finding a substitute Investment Adviser.

     Fahnestock's principal subsidiary, Fahnestock & Co. Inc., is a full-service, self-clearing securities brokerage firm headquartered in New York, and an investment adviser registered with the Securities and Exchange Commission. Fahnestock & Co. Inc., is a member firm of the New York Stock Exchange and all principal U.S. exchanges. Fahnestock's common stock is listed on the NYSE (FVH). It is expected that the combined firm will have over seventeen hundred financial consultants and will rank among the top ten independent full-service retail broker-dealers in the United States, based on financial consultants and client assets.

     The Fund may utilize brokerage services provided by affiliated brokers, including CIBC World Markets, Keefe, Bruyette & Woods, Inc., Fahnestock & Co. and Mainsail Group LLC. See "Potential Conflicts of Interest" and, in the Statement of Additional Information, "Brokerage."

Sub-Investment Advisers

     KBW Asset Management, Inc. Personnel associated with KBW Asset Management manages the Fund's banking/financial services Separate Investment Account. KBW Asset Management, a wholly-owned subsidiary of Keefe, Bruyette & Woods, Inc., provides investment advisory services to several institutional and individual investors. John Duffy is the Chairman and Chief Executive Officer of Keefe, Bruyette & Woods and may be deemed to be a controlling person of KBW Asset Management. As of January 31, 2003, KBW Asset Management had approximately $213 million of assets under management. Keefe, Bruyette & Woods is an institutionally-oriented securities broker-dealer and a full service investment bank devoted exclusively to the banking and financial services industries. A New York Stock Exchange-member firm, Keefe, Bruyette & Woods serves investors, banks and thrifts through its research, trading, corporate finance and advisory work. Keefe, Bruyette & Woods was founded in 1962 and is an employee-owned firm. In recent surveys of institutional investors, Keefe, Bruyette & Woods' equity research on bank and thrift stocks consistently ranks at or near the top among major Wall Street firms. As a leading financial adviser in banking mergers and acquisitions, Keefe, Bruyette & Woods was ranked #1 by American Banker from 1996 through 1998 in the number of announced financial advisory transactions. KBW Asset Management's principal office is located at 2 Hudson Place, 4th Floor, Hoboken, New Jersey 07030. Keefe, Bruyette & Woods' principal office is located at 787 7th Avenue, 4th Floor, New York, New York 10019.

     Charles Lott and Michael O'Brien are the Portfolio Managers of KBW Asset Management who are primarily responsible for investment decisions of the banking/financial services Separate Investment Account.

     Mr. Lott is presently Chairman of KBW Asset Management. Mr. Lott joined Keefe, Bruyette & Woods in July 1962 (the year of the firm's inception) as Director of Research. In April 1967, he was elected a member of the Board of Directors of Keefe, Bruyette & Woods. During his career at Keefe, Bruyette & Woods, he has served as Senior Vice President, President and Co-Chief Executive Officer, and was elected Chairman and Chief Executive Officer in September 1990, in which capacity he served until stepping down in December 1997. Prior to joining Keefe, Bruyette & Woods, Mr. Lott was associated with Tucker, Anthony & R.L. Day; First National Bank, Somerset County, New Jersey; and First National Bank, Trenton, New Jersey. Mr. Lott, who is 73, attended Duke University from 1948 to 1951, at which time he joined the U.S. Air Force. He was discharged in January 1955 and entered Rutgers University, graduating with a B.A. Degree in 1956.

     Mr. O'Brien is currently President of KBW Asset Management. Mr. O'Brien joined Keefe, Bruyette & Woods in April 1985, and has served as a senior institutional equity salesman covering the United Kingdom and the New York and Philadelphia markets. Prior to joining Keefe, Bruyette & Woods, Mr. O'Brien managed a team of consultants for Data Resources Inc., an economic consulting firm now owned by DRI/McGraw-Hill. Mr. O'Brien, who is 46, graduated with a B.A. from Trinity College in 1976. In addition, he earned an M.B.A. from the Stanford University Graduate School of Business in 1982.

     Kilkenny Capital Management, L.L.C. Michael Walsh serves as Portfolio Manager of the Fund's healthcare/biotechnology Separate Investment Account. Mr. Walsh and his wife, Elizabeth Foster, as a result of their respective interests in Kilkenny, are each a controlling person of Kilkenny. As of January 31, 2003, Kilkenny had approximately $212 million of assets under management. Kilkenny was founded by Mr. Walsh in 1995. Mr. Walsh began in the securities industry in 1983. He has focused on the healthcare/

biotechnology sector since 1986. From August 1983 through July 1985, Mr. Walsh worked as a Corporate Finance Analyst for Drexel Burnham Lambert Incorporated in New York. From August 1987 to June 1990, he worked for Dionex Corporation, a publicly-traded manufacturer of scientific research instruments, as Director of Corporate Development and Biotechnology Marketing Manager. In June 1990, Mr. Walsh founded Biotechnology Business Development, a company which identified new business opportunities in the biomedical technology industry for venture capital firms and start-up companies. From November 1991 through September 1994, Mr. Walsh was a Vice President and Senior Biotechnology Research Analyst with Robertson, Stephens & Company. Mr. Walsh, who is 41, received an A.B. degree, cum laude, in Chemistry from Harvard College in 1983 and an M.B.A., with Distinction, from Harvard Business School in 1987. Kilkenny is located at 311 South Wacker Drive, Suite 6350, Chicago, Illinois 60606.

     Alkeon Capital Management, LLC. Panayotis ("Takis") Sparaggis, who founded Alkeon Capital in December 2001, will be the person primarily responsible for management of the technology Separate Investment Account. Mr. Sparaggis, as a result of his interest in Alkeon Capital is a controlling person of Alkeon Capital. From May 1995 through the founding of Alkeon Capital, Mr. Sparaggis was employed by CIBC World Markets or its predecessors. As of January 31, 2003, Mr. Sparaggis managed approximately $755 million in assets at Alkeon. He has managed investments for CIBC World Markets using the same investment strategy that he will use in managing the Fund's technology Separate Investment Account since July 1996. From 1993 until joining CIBC World Markets, Mr. Sparaggis was with Credit Suisse First Boston Investment Management and was responsible for security analysis and portfolio management for domestic investments, including proprietary trading on long-short equities and convertible arbitrage. Mr. Sparaggis, who is 37, received a Ph.D. in Electrical and Computer Engineering and a Masters in Business Administration simultaneously from the University of Massachusetts in 1993. He had an IBM fellowship in physical sciences in 1992 and 1993. He received a Masters in Electrical and Computer Engineering from the University of Massachusetts in 1990 and a Bachelor of Science degree in Electrical

Engineering and Computer Science from the National Technical University of Athens in 1988. Alkeon Capital is located at 350 Madison Avenue, 9th Floor, New York, New York 10017.


                         POTENTIAL CONFLICTS OF INTEREST

     CIBC World Markets controls Advantage Advisers, Inc., the managing member of the Investment Adviser, and, thus, may be deemed to control the Investment Adviser. In addition, CIBC World Markets (directly or through its affiliates, including Advantage Advisers, Inc.), carries on substantial investment activities for its own account and for other registered investment companies, private investment partnerships, institutions and individual clients (collectively, "CIBC World Markets Clients"). The Fund has no interest in these activities. As a result of the foregoing, CIBC World Markets and its officers or employees who assist CIBC World Markets in its management of Advantage Advisers, Inc. will be engaged in substantial activities other than as managing member of the Investment Adviser and may have conflicts of interest in allocating their time and activities between the Fund, the Investment Adviser and CIBC World Markets. CIBC World Markets and its officers and employees will devote only so much time to the affairs of the Investment Adviser as in their judgment is necessary and appropriate.

     CIBC World Markets currently acts as the principal distributor for the Fund's shares and bears various costs associated with its activities as distributor. After the Transaction is consummated, Fahnestock & Co. will be the distributor. CIBC World Markets, as the control person of the managing member of the Investment Adviser and in its capacity as distributor for the Fund, intends to compensate its account executives for their ongoing servicing of CIBC World Markets' customers with whom they have placed shares based upon the amount of customer assets being serviced. After the Transaction, it is expected that Fahnestock & Co. will compensate its account executives in a like manner. See "Fees and Expenses -- Shareholder Servicing Fee" and "The Offering."

     Situations may arise in which accounts affiliated with CIBC World Markets or its affiliates have purchased securities that would have been suitable for investment by the Fund, but which the Fund, for various reasons, did not choose to purchase. This could affect the availability (or price) of investments to the Fund at a later time. From time to time, in the course of its brokerage, investment or dealer activities, CIBC World Markets or its affiliates may trade, position or invest in, for its own account, the same securities, as those in which the Fund invests. This could have an adverse impact on the Fund's investment performance.

     CIBC World Markets and its affiliates may provide brokerage and other services from time to time to one or more accounts or entities managed by the Sub-Investment Advisers or one of their affiliates.

     After the Transaction is consummated, Fahnestock & Co. will act as the Fund's distributor and it, or an affiliated company, will control the Investment Adviser. In addition, many of the assets and funds currently being managed by CIBC World Markets or its affiliates will be managed by Fahnestock & Co. or its affiliates. Thus, similar potential conflicts of interest may occur after the Transaction between Fahnestock & Co. and its affiliates on the one hand and the Fund on the other.

     The Sub-Investment Advisers, their respective affiliates and the persons who serve as Portfolio Managers carry on substantial investment activities other than on behalf of the Fund, including for other advised accounts and for their own accounts. In addition, the Sub-Investment Advisers, their respective affiliates and the persons serving as Portfolio Managers advise (or serve as general partners of) investment funds, and may in the future serve in a similar capacity for other investment funds, including registered investment companies and private investment companies, established by the Sub-Investment Advisers or others, with investment programs similar to that of the Fund. (All accounts managed by the Sub-Investment Advisers, excluding the Separate Investment Accounts, are referred to collectively as the "Other Accounts.") The Fund has no interest in these activities. As a result of the foregoing, the Sub-Investment Advisers and the persons who serve as Portfolio Managers will be engaged in substantial activities other than on behalf of the Fund or their respective Separate Investment Account and may have conflicts of interest in allocating their time and activity between the Fund, their respective Separate Investment Account and the Other Accounts. These persons will devote only so much time to the affairs of the Fund as in their judgment is necessary and appropriate.

     In addition, the Sub-Investment Advisers may receive research products and services in connection with the brokerage services that CIBC World Markets and its affiliates may provide from time to time to one or more Other Accounts or to the Fund.

     Additional information regarding potential conflicts of interest is provided in the Statement of Additional Information under "Additional Potential Conflicts of Interest."

                              DESCRIPTION OF SHARES

     The Fund is an unincorporated business trust organized under the laws of Delaware. The Fund is authorized to issue an unlimited number of shares of beneficial interest, $0.001 par value. The Board is authorized to increase or decrease the number of shares the Fund is authorized to issue. Each share has one vote and, when issued and paid for in accordance with the terms of this offering, will be fully paid and non-assessable.

     All shares are equal as to dividends, assets and voting privileges and have no conversion, preemptive or other subscription rights. The Fund will send annual and semi-annual reports, including financial statements, to all shareholders. The Fund does not intend to hold annual meetings of shareholders. Shareholders do not have preemptive, subscription or conversion rights, and are not liable for further calls or assessments. Shareholders are entitled to receive dividends only if and to the extent declared by the Board and only after the Board has made provision for working capital and reserves as it in its sole discretion deems advisable. Shares are not available in certificated form. Any transfer of shares will be void if made (i) to an account held through a broker, dealer or other financial intermediary that has not entered into an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor. In addition, in the event of any transfer that violates the foregoing transfer restrictions, such as pursuant to testate or intestate succession, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares at their then current net asset value. This repurchase right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer.

     Shares of closed-end investment companies frequently trade on an exchange at prices lower than net asset value. Shares of the Fund are not listed on any exchange and the Fund does not expect that any secondary market will develop for the shares. Investors will be required to contact their broker, dealer or other financial intermediary with respect to the possibility of selling shares. Prices received or paid for shares in transactions will not be available to the public, thus, the Fund and shareholders will not be able to inform themselves if such transactions were effected at a premium or a discount to net asset value. The Fund cannot offer any assurance that any broker or dealer will make a market in the shares or that transactions in any such market will be effected at a price equal to or higher than net asset value.

Certain Provisions in the Declaration of Trust

     The Fund's Second Amended and Restated Declaration of Trust includes provisions that could have the effect of limiting the ability of other entities or persons to acquire control of the Fund. These provisions could have the effect of depriving shareholders of an opportunity to sell their shares at a premium by discouraging a third party from seeking to obtain control over the Fund. Any such attempts to acquire control of the Fund could have the effect of increasing the expenses of the Fund and disrupting the normal operations of the Board and the Fund. The approval, adoption or authorization of certain transactions with any Principal Shareholder (as defined below) requires the affirmative vote of a majority of the Trustees followed by the affirmative vote of the holders of at least 75% of the outstanding shares, unless the transaction has been approved by at least 80% of the Trustees, in which case "a majority of the out-standing voting securities" (as defined in the 1940 Act) shall be required. For purposes of these provisions, a 5% or greater holder of a class or series of shares (a "Principal Shareholder") refers to any person who, whether directly or indirectly and whether alone or together with its affiliates and associates, beneficially owns 5% or more of the outstanding shares.

     The 5% holder transactions subject to these special approval requirements are:

     o the merger or consolidation of the Fund or any subsidiary of the Fund with or into any Principal Shareholder;

     o the issuance of any securities of the Fund to any Principal Shareholder for cash, except pursuant to the automatic dividend reinvestment plan;

     o the sale, lease or exchange of all or any substantial part of the assets of the Fund to any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for the purpose of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period; or

     o the sale, lease or exchange to the Fund or any subsidiary of the Fund, in exchange for securities of the Fund, of any assets of any Principal Shareholder, except assets having an aggregate fair market value of less than $1,000,000, aggregating for purposes of such computation all assets sold, leased or exchanged in any series of similar transactions within a twelve-month period.

     To convert the Fund to an open-end investment company, the Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares, unless such amendment has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required. The foregoing vote would satisfy a separate requirement in the 1940 Act that any conversion of the Fund to an open-end investment company be approved by the shareholders. The Board believes, however, that the closed-end structure is desirable in light of the Fund's investment objective and policies. Therefore, investors should assume that it is not likely that the Board would vote to convert the Fund to an open-end fund.

     To liquidate the Fund, the Declaration of Trust requires the favorable vote of a majority of the Board followed by the favorable vote of the holders of at least 75% of the outstanding shares, unless such amendment has been approved by at least 80% of the Trustees, in which case "a majority of the outstanding voting securities" (as defined in the 1940 Act) shall be required.

     The Board has determined that provisions with respect to the shareholder voting requirements described above, which voting requirements are greater than the minimum requirements under Delaware law or the 1940 Act, are in the best interest of shareholders generally. Reference should be made to the Declaration of Trust on file with the SEC for the full text of these provisions.

Certain Tax Matters

     The Fund intends to elect and to qualify, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

     Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Shareholders may be proportionately liable for taxes on income and gains but shareholders not subject to tax on their income will not be required to pay any tax on amounts distributed to them. The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. For additional information, see the Statement of Additional Information under "Taxes."

Outstanding Securities

                                        Amount Outstanding
                Title of Class       (as of January 31, 2003)
                --------------       ------------------------
                Common Shares               4,491,731.171

                                FEES AND EXPENSES

Management Fee

     In return for the services described herein and in the Statement of Additional Information under "Investment Advisory and Other Services," the Fund will pay a management fee to the Investment Adviser for management services and for services provided by the Investment Adviser or an affiliate for certain administrative services computed at the annual rate of 1.25% of the Fund's average daily net assets, which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund. The Investment Adviser will pay a fee to each Sub-Investment Adviser for services provided by each Sub-Investment Adviser computed at the annual rate of 0.25% of the average daily net assets of each Sub-Investment Adviser's Separate Investment Account.

Incentive Fees

     The Fund may pay Incentive Fees to the Investment Adviser at the end of each fiscal period calculated as summarized herein. Incentive Fees will be payable to the Investment Adviser from the Fund (out of assets allocated to the Separate Investment Account) based on the independent investment performance of each Separate Investment Account for a fiscal period. The Investment Adviser will be paid an Incentive Fee equal to 20% of each Separate Investment Account's net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss of the Separate Investment Account for the fiscal period, subject to reduction for prior period realized and unrealized losses of the Separate Investment Account that have not previously been offset against its net profits. The Investment Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee with respect to a Separate Investment Account for a fiscal period will not be reversed by the subsequent decline in assets of that Separate Investment Account in any subsequent fiscal period.

     The Fund will calculate and accrue Incentive Fees daily based on each Separate Investment Account's investment performance. The Fund's net asset value will be reduced or increased each day to reflect these calculations. For purposes of calculating the Incentive Fee, expenses of the Fund that are not specifically attributable to any Separate Investment Account will be allocated to all Separate Investment Accounts when incurred, one-third each.

     Incentive Fees payable, or portion thereof, will be determined as of, and will be promptly paid after, the last day of a fiscal period. The fiscal period will normally be the fiscal year, except that, whenever the assets of a Separate Investment Account are reduced as a result of net share repurchases, the period of time from the last fiscal period end through that date will constitute a fiscal period. In such event, only that portion of the accrued Incentive Fee that is attributable to the net profits of the portion of the Separate Investment Account's assets withdrawn by the Fund to fund repurchase requests will be paid to the Investment Adviser for such fiscal period. In addition, the Investment Advisory Agreement may require the Fund to calculate a fiscal period under certain additional circumstances. See "Investment Advisory and Other Services" in the Statement of Additional Information.

     No Incentive Fee with respect to a Separate Investment Account will be payable for any fiscal period unless losses and depreciation attributable to such Separate Investment Account's cumulative loss account from prior fiscal periods have been recovered. The Fund will establish a cumulative loss account for each Separate Investment Account which will be equal to the dollar amount of that Separate Investment Account's cumulative net loss. Thus, if any Separate Investment Account has a balance in its cumulative loss account at the end of a fiscal period, there will be no Incentive Fee payable for such Separate Investment Account. The Fund will keep track of each Separate Investment Account's "cumulative loss" on a daily basis. Each time the assets of a Separate Investment Account are reduced through net share repurchases (resulting in the close of a fiscal period), the Fund will adjust the amount of any cumulative loss attributable to a Separate Investment Account downward in proportion to the decrease in assets; thereby reducing the amount of cumulative loss attributable to the Separate Investment Account.

     Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, will be entitled to share in the profits of the Investment Adviser.

     Since commencement of operations through December 31, 2002, the Fund paid no incentive fees.

Shareholder Servicing Fee

     The Fund pays compensation to selected brokers, dealers and other financial intermediaries that hold shares for their customers in accordance with the several selling and servicing agreements between the Fund's principal distributor and the brokers, dealers and other financial intermediaries that act as selling agents in the offering of the Fund's shares. The shareholder servicing fee is payable quarterly at an annual rate of 0.25% of the average daily net asset value of outstanding shares owned by customers of such brokers, dealers and other financial intermediaries.

     Brokers, dealers and other financial intermediaries are compensated for providing customary shareholder services which include responding to shareholder questions about the Fund and the transferability of shares, assisting in selecting dividend payment options and assisting the Fund in administering repurchases as well as for their services in assisting clients in determining whether they are qualified to invest in the Fund. The selling and servicing agreements provide that the brokers, dealers and other financial intermediaries have implemented procedures designed to enable them to form a reasonable belief that any transferees of the shares that are their clients are Qualified Investors and that each broker, dealer or other financial intermediary will agree to cooperate in the event of a regulatory audit to determine the Qualified Investor status of the shareholders for whom it holds shares. Servicing fees will be accrued daily as an expense of the Fund.

Other Fees and Expenses of the Fund

     PFPC Inc. ("PFPC") and its affiliates provide transfer agency, administration, custodial, accounting and investor services to the Fund which are in addition to the services provided by the Investment Adviser, as described above. In consideration for these services, the Fund will pay PFPC a fee that is not anticipated to exceed 0.80% (annualized) of the Fund's net assets, plus reimbursement of certain out-of-pocket expenses. For a more complete description of the services provided by PFPC and its affiliates, see the Statement of Additional Information under "General Information -- Administrator, Custodian, Transfer Agent and Dividend Paying Agent."

     The Fund will bear all expenses incurred in its business and operations, other than those specifically required to be borne by the Investment Adviser or CIBC World Markets.

     The Investment Adviser and the principal distributor are reimbursed by the Fund for expenses that they incur on behalf of the Fund.

                                  THE OFFERING

     The Fund is offering shares at net asset value to Qualified Investors. Shares are currently made available through CIBC World Markets, as principal distributor, subject to various conditions. (After the Transaction is consummated, it is expected that Fahnestock & Co. has agreed to act as principal distributor.) The Fund is not obligated to sell any shares that have not been placed with Qualified Investors. The minimum initial investment in the Fund is $25,000; for existing shareholders, the minimum additional investment is $1,000. Out of the purchase price per share, investors will be subject to a sales charge of up to 5.00% per share. The purchase price per share for purchases of $100,000 or more will be reduced as set forth on the cover page of this prospectus and in the "Fee Table" (located on pages iii-iv). The Fund will cumulatively aggregate shareholders' additional purchases of shares together with earlier purchases of shares for determining reduced sales charges. For purposes of determining reduced sales charges, an investor may combine his or her investment together with investments by the investor's spouse, or by certain individual accounts (including IRAs, Keogh and 403(b) Plans), by joint accounts of such persons, and by trust or custodial accounts on behalf of their children who are minors. A fiduciary can count all shares purchased for a trust, estate or other fiduciary account (including one or more employee benefit plans of the same employer) that has multiple accounts. Investors that purchase shares through a fee based account with their broker, dealer or other financial intermediary (commonly known as a "wrap fee" or similar account) will be eligible for a waiver of applicable sales charges.

     CIBC World Markets has contracted with unaffiliated broker/dealers to act as selling agents for the offering. The Board may terminate the principal distributor on 30 days' prior written notice. The Investment Adviser pays additional ongoing service compensation out of its own assets, not the assets of the Fund, to each broker, dealer or other financial intermediary whose customers own shares at the annual rate of 0.25% of the average daily net asset value of the outstanding shares owned by such customers.

     Shares of the Fund will not be listed or traded on any securities exchange or other market (such as the NASDAQ Market) and are subject to restrictions on transfer. None of the principal distributor or any other broker, dealer or other financial intermediary that acts as a selling agent in the offering intends to make a market in the shares.

     The Fund has agreed to indemnify the principal distributor and its affiliates and certain other persons against certain liabilities under the 1933 Act. Neither the principal distributor nor any other broker, dealer or other financial intermediary is obligated to buy any shares from the Fund.

     In determining whether to consummate any sales of shares, the Fund will take into account all factors it considers relevant, including market conditions, the cash available to it for investment, the number of shares available for sale and the Fund's experience with repurchase offers. The Board may discontinue additional sales at any time.

                                REPURCHASE OFFERS

     No trading market exists for Fund shares. The Fund does not expect any trading market to develop for its shares. As a result, an investor in the Fund will have very limited opportunity to sell shares. To provide investors with a degree of liquidity, and the ability to receive net asset value on a disposition of shares, the Fund conducts quarterly offers to repurchase its shares. The repurchase offers will be limited to 5% to 25% of the Fund's outstanding shares in the Board's discretion. Currently, the Fund expects to offer to repurchase 5% of its outstanding shares on or prior to the end of the first three calendar quarters of each year and 25% of its outstanding shares on or prior to each calendar year end. Shares will be repurchased at their net asset value; the Fund will not charge a repurchase fee. The quarterly offers will be made pursuant to a fundamental policy of the Fund that may be changed only with the approval of the Fund's shareholders.

     At the end of each quarter, the Fund will repurchase at least 5% of the number of shares outstanding on the date repurchase requests are due. The Board may establish a larger percentage for any quarterly repurchase offer. However, the percentage will not be less than 5% or more than 25% of the shares outstanding on the date repurchase requests are due.

     Quarterly repurchase offers will occur each September, December, March and June and currently close generally on the last business day of the month. As further explained below, subject to shareholder approval of certain proposed changes to the share repurchase policy, repurchase offers will occur on the third Friday of the month.

     Prior to the commencement of any repurchase offer, the Fund will send a notification of the offer to shareholders via their brokers, dealers or other financial intermediaries. The notification will specify, among other things:

     o    the percentage of shares that the Fund is offering to repurchase;

     o the date on which a shareholder's repurchase request is due, which will ordinarily be 21 days prior to the end of the period (proposed to be changed to the third Friday of the month);

     o the date that will be used to determine the Fund's net asset value applicable to the share repurchase, which is generally expected to be approximately one week prior to the end of the applicable period (proposed to be changed to the third Friday of the month);

     o the date by which shareholders will receive the proceeds from their share sales; and

     o the net asset value of the shares of the Fund no more than seven days prior to the date of the notification.

     The Fund intends to send this notification approximately 30 days before the due date for the repurchase request. In no event will the notification be sent less than 21 or more than 42 days in advance. Certificated shares will not be available. A shareholder's broker, dealer or other financial intermediary may require additional time to mail the repurchase offer to the shareholder, to process the request, and to credit the account with the proceeds of any repurchased shares.

     The due date for repurchase requests is a deadline that will be strictly observed. If a shareholder's broker, dealer or other financial intermediary fails to submit a shareholder's repurchase request in good order by the due date, the shareholder will be unable to liquidate the shares until a subsequent quarter, and the shareholder will have to resubmit the request in that subsequent quarter. Shareholders should advise their brokers, dealers or other financial intermediaries of their intentions in a timely manner. Shareholders may withdraw or change their repurchase request at any point before the due date.

Fundamental Policies with Respect to Share Repurchases

     The Fund has adopted the following fundamental policies with respect to its share repurchases which may only be changed by a majority vote of the outstanding voting securities of the Fund:

     o as stated above, every three months, the Fund will make periodic share repurchase offers prior to the end of each quarter, pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time, commencing in June 2002;

     o the repurchase request due dates will be 21 days prior to the end of the applicable quarterly period, which will be the repurchase date (or the prior business day if that day is a New York Stock Exchange holiday); and

     o there will be a maximum 14-day period between the due date for each repurchase request and the date on which the Fund's net asset value for that repurchase is determined.

Proposed Changes to Fundamental Policies with Respect to Share Repurchases


     On April 3, 2003, the Fund filed a proxy statement with the SEC and concurrently provided it to shareholders to, among other things, request that shareholders approve certain changes to the Fund's fundamental share repurchase policies. If shareholders approve such changes, the Fund's fundamental share repurchase policies will change as further described below.


     Repurchase policy no. 1 will not change in substance; rather, language used to describe it will be revised to clarify that the applicable quarterly periods are the calendar quarters. The changes highlighted below will not result in change to any aspect of the share repurchases:

     1. Every three months, the Fund will make periodic share repurchase offers each calendar quarter (in March, June, September, December), pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time, commencing in June 2002.

     Repurchase policy no. 2 will change to shorten the period of time between the date that shareholders must return their share repurchase requests (the repurchase request due date) and the date that the net asset value for that repurchase is determined. Current repurchase policy no. 2 results in the Trust having at least a seven-day period between the repurchase due date and the date that net asset value for that repurchase period is set. Under proposed repurchase policy no. 2, such period will be shortened to two days (except in the event that the NYSE is closed on the applicable Wednesday). As a result, there will be fewer days that the Trust's net asset value could change after shareholders submit their requests prior to the repurchase date. The Investment Adviser has determined that this shorter period of time does not present any operational problems. Set forth below are the proposed changes to share repurchase policy no. 2:

     2. The repurchase request due dates will be the Wednesday immediately preceding the third Friday of the last month of each calendar quarter (or the prior business day if that day is a New York Stock Exchange holiday).

Repurchase policy no. 3 is not proposed to be changed.

     The Fund believes that the proposed change to share repurchase policy no. 1 merely clarifies the quarters that the repurchases would be effected and does not change such policy in any manner. The Fund believes that the proposed change to share repurchase policy no. 2 will result in the quarterly share repurchases being operationally easier to implement and will allow shareholders to be better able to inform themselves of the likely net asset value of their shares to be repurchased as the period of time between the repurchase due date and the date that net asset value would be determined would be shorter.

Oversubscribed Repurchase Offer

     There is no minimum number of shares that must be tendered before the Fund will honor repurchase requests. However, the percentage determined by the Board of Trustees for each repurchase offer will set a maximum number of shares that may be purchased by the Fund. In the event a repurchase offer by the Fund is oversubscribed, the Fund may, but is not required to, repurchase additional shares, but only up to a maximum amount of 2% of the outstanding shares of the Fund. If the Fund determines not to repurchase additional shares beyond the repurchase offer amount, or if shareholders tender an amount of shares greater than that which the Fund is entitled to purchase, the Fund will repurchase the shares tendered on a pro rata basis.

     If prorating is necessary, the Fund will send a notice of prorating on the business day following the due date. The number of shares each investor asked to have repurchased will be reduced by the same percentage. If any shares that a shareholder wishes to have repurchased by the Fund are not repurchased because of prorating, a shareholder will have to wait until the next repurchase offer, and the shareholders repurchase request will not be given any priority over other shareholders' requests at this later date. Thus, there is a risk that the Fund may not purchase all of the shares a shareholder wishes to sell in a given quarter or in any subsequent quarter.

     In anticipation of the possibility of prorating, some shareholders may tender more shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood of prorating. There is no assurance that shareholders will be able to sell as many of their shares as they desire to sell.

     The Fund may suspend or postpone a repurchase offer in limited circumstances, but only with the approval of a majority of the Board, including a majority of the Independent Trustees. These circumstances are:

     o if the repurchase would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Internal Revenue Code;

     o for any period during which the New York Stock Exchange or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted;

     o for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or

     o for such other periods as the Securities and Exchange Commission may by order permit for the protection of shareholders of the Fund.

     If a repurchase offer is suspended or postponed, the Fund shall provide notice to shareholders of such suspension or postponement. If the Fund thereafter renews the repurchase offer, the Fund shall send a new notification of the offer to shareholders.

Determination of Repurchase Price

     The repurchase price payable in respect of a repurchased share will be equal to the share's net asset value on the date specified in the notice. The Fund's net asset value per share may change substantially in a short time as a result of developments at the companies in which the Fund invests. Changes in the Fund's net asset value may be more pronounced and more rapid than with other funds because of the Fund's investment objective and policies and the potential for Incentive Fees. The Fund's net asset value per share may change materially between the date a repurchase offer is mailed and the due date, and it may also change materially shortly after a repurchase due date and the date on which the net asset value for repurchases is determined. The method by which the Fund calculates net asset value is discussed below. See "Calculation of Net Asset Value."

Payment

     The Fund expects to repurchase shares one week after the net asset value determination date (proposed to be changed to the business day after the net asset value determination date). Proceeds will be distributed to brokers, dealers or other financial intermediaries for distribution to their customers as specified in the repurchase offer notification, in any event, no later than 7 days after the net asset value determination date.

Impact of Repurchase Policy

     From the time the Fund distributes each repurchase offer notification until the net asset value determination date, the Fund must maintain liquid assets at least equal to the percentage of its shares subject to the repurchase offer. For this purpose, liquid assets means assets that can be sold or disposed of in the ordinary course of business, at approximately the price at which they are valued by the Fund, within a period of time equal to the period between a repurchase request deadline and the repurchase payment date, or of assets that mature by the repurchase payment date. The Fund is also permitted to borrow money to meet repurchase requests. Borrowing by the Fund involves certain risks for shareholders. See "Risk Factors -- Leverage; Borrowing."

Consequences of Repurchase Offers

     The Fund believes that repurchase offers are generally beneficial to the Fund's shareholders, and are expected to be funded from available cash or sales of portfolio securities. However, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect shareholders who do not tender their shares into a repurchase offer by increasing the Fund's expenses and reducing any net investment income. To the extent the Fund finances repurchase proceeds by selling liquid investments, the Fund will hold a larger proportion of its total assets in illiquid securities. Also, the sale of securities to fund repurchases could reduce the market price of those securities, which would in turn reduce the Fund's net asset value.

     Repurchase offers provide shareholders with the opportunity to dispose of shares at net asset value. There is no assurance that any secondary market for the Fund's shares will develop, and in the event that a secondary market does develop, it is possible that shares would trade in that market at a discount to net asset value.

     Repurchase of the Fund's shares will tend to reduce the number of outstanding shares and, depending upon the Fund's investment performance, its net assets. A reduction in the Fund's net assets will tend to increase the Fund's expense ratio. In addition, the repurchase of shares by the Fund will be a taxable event to shareholders. For a discussion of these tax consequences, see "Taxes" in the Statement of Additional Information.

     Repurchase offers, to the extent they result in a net outflow of capital from the Fund, will cause the Fund to calculate fiscal periods more frequently than annually. If that occurs, shareholders could be adversely affected. For example, the Fund may be required to pay the Investment Adviser a portion of Incentive Fees accrued through that date based on the Separate Investment Accounts' respective investment performances for a fiscal period under circumstances where, if no interim fiscal periods had occurred, the Investment Adviser would not have been eligible to receive an Incentive Fee payment for an entire fiscal year. Conversely, if at the time any Separate Investment Account has a cumulative loss, such cumulative loss will be reduced in proportion to the amount of assets withdrawn from the Separate Investment Account to pay the share repurchases, with the result that the Investment Adviser will be in a better position to eventually earn an Incentive Fee with respect to that Separate Investment Account. See "Risk Factors -- Repurchase Offers."

                         CALCULATION OF NET ASSET VALUE

     The value of the net assets of the Fund will be determined on each business day as of the close of regular business of the New York Stock Exchange in accordance with the procedures set forth below under the supervision of the Board of Trustees.

     Domestic exchange traded and NASDAQ listed equity securities (other than options) will be valued at their last reported sale prices as reported on such exchanges or, with respect to NASDAQ listed securities, at the last reported sale price available from NASDAQ. If no sales of those securities are reported on a particular day, the securities will be valued based upon their composite bid prices for securities held long, or their composite ask prices for securities held short, as reported by those exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where the securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities held short) as reported by that exchange. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities held short) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board.

     Debt securities (other than convertible debt securities) will be valued in accordance with the procedures described above, which with respect to these securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuations for normal institutional size trading units. The Investment Adviser will monitor the reasonableness of valuations provided by the pricing service. Such debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost.

     If in the view of the Investment Adviser, the bid price of a listed option or debt security (or ask price in the case of any such security held short) does not fairly reflect the market value of the security, the Investment Adviser may value the security at fair value.

     All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board of Trustees.

     Prospective investors should be aware that situations involving uncertainties as to the valuation of portfolio positions could have an adverse effect on the Fund's net asset value if the Investment Adviser's judgments regarding appropriate valuations should prove incorrect.

     The fair values of one or more assets may not, in retrospect, be the prices at which those assets could have been sold during the period in which the particular fair values were used in determining the Fund's net asset value. As a result, the Fund's issuance or repurchase of its shares at net asset value at a time when it owns securities that are valued at fair value may have the effect of diluting or increasing the economic interest of existing shareholders. Fair values assigned to the Fund's investments will also affect the amount of the management fees and Incentive Fees. See "Risk Factors -- Incentive Fees." All fair value determinations by the Investment Adviser are subject to the review of the Board of Trustees.

     Expenses of the Fund, including management fees and Incentive Fees payable to the Investment Adviser, shareholder servicing fees and the costs of any borrowings, are accrued daily and taken into account for the purpose of determining net asset value.

                INVESTOR QUALIFICATIONS AND TRANSFER RESTRICTIONS

     Shares of the Fund are offered only to Qualified Investors (if a natural person, together with assets held jointly with spouse) that have a net worth of more than $1.5 million ($1,500,000). A prospective investor or such prospective investor's broker, dealer or other financial intermediary will be required to certify before an investment in the Fund may be made that the investor is a Qualified Investor and that the investor will not transfer shares except to a person who is a Qualified Investor and who will hold the shares through the principal distributor or a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund. A form of certification is attached to this prospectus as Appendix A.

     In acordance with Rule 205-3 under the Advisers Act, certain executive officers or Trustees of the Fund or certain "knowledgeable employees" of the Investment Adviser or the Sub-Investment Advisers may invest in the Fund.

     Shares may be transferred only to another Qualified Investor. In addition, shares may be held only through a broker, dealer or other financial intermediary that is a party to an agreement for the provision of shareholder services to the Fund. Such brokers, dealers and other financial intermediaries have agreed to note the existence of transfer restrictions on confirmations of sales by them to their customers occurring after the closing. These brokers, dealers and other financial intermediaries have also agreed to ensure that transfers between their customers are made only to Qualified Investors. Any purported transfer of shares
(i) to an account held through a broker, dealer or other financial intermediary that is not party to an agreement for the provision of shareholder services to the Fund or (ii) to any person who is not a Qualified Investor will be void, and the intended transferee will acquire no rights in the shares sought to be transferred. In addition, any purported transfer that violates the foregoing transfer restrictions will provide the Fund with the right but not the obligation to repurchase such shares at their then current net asset value from such transferor investor's transferee or estate. This right would be in addition to any other remedy that the Fund may have, including, when consistent with applicable law, refusing to recognize any such transfer. It will be difficult to sell or transfer shares. Shareholders may be unable to sell or transfer shares in the manner or at the time they desire, and they should not expect that they will be able to transfer their shares at all.

                               DISTRIBUTION POLICY

     Dividends will be paid annually on the shares in amounts representing substantially all of the net investment income, if any, earned each year. Payments on the shares will vary in amount depending on investment income received and expenses of operation. It is likely that many of the companies in which the Fund invests will not pay any dividends, and this, together with the Fund's relatively high expenses, means that the Fund is unlikely to have income or pay dividends. The Fund is not a suitable investment if you require regular dividend income.

     Substantially all of any taxable net capital gain realized on investments will be paid to shareholders at least annually.

     In addition, depending upon the performance of the Fund's investments, the related growth of the Fund's net assets, and the availability of attractive investment opportunities, the Fund may from time to time make a distribution that constitutes a return of capital for federal income tax purposes. For additional information, see "Taxes" in the Statement of Additional Information.

     The net asset value of each share that you own will be reduced by the amount of the distributions or dividends that you receive from that share.

Automatic Reinvestment Plan

     The automatic reinvestment plan is available for shareholders who wish to purchase additional shares using dividends and/or capital gain distributions paid by the Fund. Shareholders may elect to:

     o    reinvest 100% of both dividends and capital gain distributions;

     o    receive dividends in cash and reinvest capital gain distributions; or

     o    receive both dividends and capital gain distributions in cash.

     Dividends and capital gain distributions to shareholders will be automatically reinvested unless the Fund is otherwise instructed by any broker, dealer or other financial intermediary. Shareholders will not be charged any fees as a result of participating in the plan. The Fund may limit the extent to which any distributions that are returns of capital may be reinvested in the Fund.

     Shares will be issued at their net asset value on the ex-dividend date; there is no sales charge or other charge for reinvestment. Shareholders are free to change their election at any time by contacting their broker, dealer or other financial intermediary, who will inform the Fund. Your request must be received by the Fund before the record date to be effective for that dividend or capital gain distribution.

     Although shareholders receive no cash for distributions reinvested through the plan, ordinary income and/or capital gains are realized for federal income tax purposes on the ex-dividend date. Distributions may also be subject to state and local taxes in the year they are declared. Shareholders will be required to report distributions on their tax returns, even if the distribution is reinvested in additional shares.

     The Fund reserves the right to suspend the automatic reinvestment plan at any time and require shareholders to receive all distributions in cash. The Fund may also limit the maximum amount that may be reinvested, either as a dollar amount or as a percentage of distributions. The Fund does not currently expect to suspend or limit the reinvestment plan, but it may determine to do so if the amount being reinvested by shareholders exceeds the available investment opportunities that the Investment Adviser considers suitable for the Fund.

     Additional information about the plan can be obtained by contacting your financial adviser.

                               GENERAL INFORMATION

     The Fund's fiscal year ends on each September 30. The Fund's tax year for federal income tax purposes also ends on each September 30.

     Inquiries concerning the Fund and shares (including information concerning subscription and withdrawal procedures) should be directed to your financial adviser.

     All potential investors in the Fund are encouraged to consult appropriate legal and tax counsel.

                           PRIVACY NOTIFICATION POLICY

Your Privacy is Protected

     The privacy of information provided by investors in connection with an investment in the Fund is important to everyone connected with the Fund and CIBC World Markets. The Fund is committed to protecting investors' right to privacy. Protecting all the information the Fund is either required to gather or which accumulates in the course of doing business with investors is a cornerstone of the Fund's relationship with investors. Together with CIBC World Markets, the Fund has implemented and maintains the following policies to maintain the security of information provided by investors.

Collection of Information

     The primary reason that the Fund collects and maintains information is to more effectively administer relationships with investors. It allows the Fund to improve investor relations and services that the Fund believes could be of benefit to investors. It also permits the Fund to better help protect investors from unauthorized use of investor information and to comply with regulatory and other legal requirements. These include those related to institutional risk control and the resolution of disputes or inquiries.

     Various sources are used to collect information about investors, including
(i) information investors provide to the Fund at the time of investment, (ii) information provided in applications, forms or instruction letters completed by investors, (iii) information about investors' transactions with the Fund or affiliated companies, and/or (iv) information received through an outside source, such as a bank or credit bureau. In order to maintain the integrity of client information, the Fund has procedures in place to update such information, as well as to delete it when appropriate. The Fund encourages each investor to communicate such changes whenever necessary.

Disclosure of Information

     Neither the Fund nor CIBC World Markets discloses any nonpublic, personal information (such as investor names, addresses or tax identification numbers) to anyone, except as permitted or required by law. The Fund and CIBC World Markets each maintains physical, electronic and procedural safeguards to protect such information, and limit access to such information to those employees who require it in order to provide services to investors.

     The law permits the Fund to share client information with companies within the CIBC World Markets organization which provide financial, credit, insurance, trust, legal, accounting and administrative services to the Fund, CIBC World Markets or their respective clients. This allows the Fund to enhance its relationship with investors by providing a broader range of products to better meet investor needs and to protect the investor assets held through the Fund by preserving the safety and soundness of our firm.

     Finally, the Fund and CIBC World Markets are also permitted to disclose nonpublic, personal information to unaffiliated outside parties who assist with processing, marketing or servicing the Fund, administering matters relating to investors' ongoing investment in the Fund, and/or providing confirmations, statements, valuations or other records or information produced on the Fund's or CIBC World Markets' behalf.

     Both the Fund and CIBC World Markets (and their respective affiliates) are committed to upholding this Privacy Policy. The Fund will notify investors on an annual basis of Fund policies and practices in this regard and at any time that there is a material change that would require investors consent. Any investors with questions regarding this matter should speak with their financial adviser.

            TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION


ADDITIONAL INVESTMENT POLICIES ..........................................   S-1
INVESTMENT ADVISORY AND OTHER SERVICES ..................................   S-11
ADDITIONAL POTENTIAL CONFLICTS OF INTEREST ..............................   S-19
TAXES ...................................................................   S-21
BROKERAGE ...............................................................   S-25
GENERAL INFORMATION .....................................................   S-27
FINANCIAL STATEMENTS ....................................................   S-28

                          [INTENTIONALLY LEFT BLANK]

                                                                     Appendix A

                    Advantage Advisers Multi-Sector Fund I

                                                                    Account No.:

                                                                    Broker Name:

                             Investor Certification

     This certificate relates to Advantage Advisers Multi-Sector Fund I (the "Fund") and is given to you as broker with respect to a potential purchase of shares in the Fund.

     I hereby certify that I am a natural person with, or I am signing on behalf of a company with, a net worth of more than $1,500,000 (if a natural person, together with assets held jointly with my spouse). If I am signing on behalf of a company, I further certify that (A) such company is not a private investment company,* a registered investment company or a business development company or
(B) if such a company, each equity owner can make the certification in the preceding sentence. For purposes of this test, net worth is the fair market value of the assets that I (jointly with my spouse) or such company own(s) other than household effects, less all indebtedness and liabilities of any type (including joint liabilities with any other person). I agree to produce evidence to support the foregoing certification upon request.

     In addition, I hereby confirm that I understand and agree that should I (or the company) purchase shares of the Fund, the following conditions will apply to the ownership and transfer of the shares:

     (1) Shares may be held only through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund;

     (2) Shares may not be transferred, including by bequest, except to a person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000, who agrees to hold his, her or its shares through a broker, dealer or other financial intermediary that has entered into an agreement for the provision of shareholder services to the Fund, and who agrees not to transfer the shares except to another person who has a net worth (if a natural person, together with assets held jointly with spouse) of more than $1,500,000 and agrees to comply with the foregoing ownership and transfer restrictions; and

     (3) Upon any transfer of shares in violation of the foregoing clauses (1) or (2), in addition to any other remedy that it may have, the Fund will have the right (but not the obligation) to repurchase any such improperly transferred shares.

     Notwithstanding that the Fund is registered under the Investment Company Act of 1940 and the shares are being offered under an effective registration statement under the Securities Act of 1933, I acknowledge, understand and recognize that there will be no secondary market for the shares and that liquidity is limited as set forth in the prospectus. I understand that you, the Fund, the Investment Adviser and the Sub-Investment Advisers are relying on the certification and agreements made herein in determining qualification and suitability as an investor in the Fund. I understand that shares of the Fund are not an appropriate investment for, and may not be acquired by, any person who can not make this certification, and agree to indemnify you and hold you harmless from any liability that you may incur as a result of this certification being untrue in any respect. I understand that it may be a violation of state and federal law for me (or the company) to provide this certification if I know that it is not true. I have read the preliminary or final prospectus for the Fund, including the investor qualification and investor suitability provisions contained therein. I understand that an investment in the Fund involves a considerable amount of risk and that I (or the company) may lose some or all of my (or its) investment. I understand that an investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the shares and should be viewed as a long-term investment. I will promptly advise you if any of the statements herein ceases to be true prior to my (or the company's) purchase of shares.

     Date: __________________          By: _____________________________
                                             Name:

* For this purpose, "private investment company" means a company that would be defined as an investment company under Section 3(a) of the Investment Company Act but for the exception provided from the definition by Section 3(c)(1) of such Act (i.e., not more than 100 security owners).

                           [INTENTIONALLY LEFT BLANK]

                                                                      Appendix B

        Composite Performance Record of KBW Asset Management Accounts (a)

     This appendix contains the investment record of accounts managed by KBW Asset Management ("KBW Asset Management Accounts"). KBW Asset Management will act as Sub-Investment Adviser to, and certain of its personnel will act as Portfolio Managers for, the Fund's banking/financial services Separate Investment Account. The investment record has not been audited. The investment record reflects reinvestment of dividends. The investment record contains composite performance data for all KBW Asset Management Accounts managed pursuant to investment objectives, policies and strategies substantially similar to that which will be utilized to manage the Fund's banking/financial services Separate Investment Account. The investment record reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the banking/financial services Separate Investment Account (which will be higher than those charged to the KBW Asset Management Accounts) and the payment of a sales charge, which would have reduced the performance shown. Prospective investors should recognize that there are certain differences between the investment policies of the Fund and those of the KBW Asset Management Accounts comprising the composite. Future performance of the Fund will differ from that of the KBW Asset Management Accounts comprising the composite. The KBW Asset Management Accounts are not all subject to the same investment restrictions and limitations imposed on the Fund by the 1940 Act and the Internal Revenue Code. Were these restrictions and limitations applicable to all these KBW Asset Management Accounts, their performance might have been adversely affected.

     These data should be read in conjunction with the notes thereto. Past performance is not necessarily indicative of future performance. Investing in the Fund involves a high degree of risk. You can lose money. Performance and other information contained herein have been obtained by the Fund from sources believed to be accurate, but the Fund makes no warranty as to the accuracy or completeness thereof. Information about the S&P 500 Index and the S&P Financials Index has been obtained or derived from sources believed to be reliable but is not warranted as to accuracy or completeness. None of the Fund, the Investment Adviser or CIBC World Markets, nor any of their respective affiliates, has independently verified and is not responsible for this information, and none of the Fund, the Investment Adviser or CIBC World Markets, nor any of their respective affiliates, is responsible for information about the S&P 500 Index or the S&P Financials Index.

     The KBW Asset Management Accounts' investment record occurred in a period of primarily strong stock market performance which cannot be assumed over the long term.

                                                 KBW Asset            S&P
                                                 Management       Financials      S&P 500
                Period (b)                    Accounts (c)(d)      Index (e)     Index (f)
                ----------                   -----------------   ------------   ----------
Year ended December 31, 1995 (g) .........           2.58%            7.85%         6.40%
Year ended December 31, 1996 .............          31.53%           31.87%        22.94%
Year ended December 31, 1997 .............          76.31%           45.39%        33.35%
Year ended December 31, 1998 .............          -0.65%            9.57%        28.58%
Year ended December 31, 1999 .............          -0.83%            2.34%        21.04%
Year ended December 31, 2000 .............          29.06%           23.43%        -9.10%
Year ended December 31, 2001 .............           6.59%          -10.53%       -11.88%
Year ended December 31, 2002 .............          -5.66%          -37.41%       -22.10%
Cumulative Return
 Nov 1, 1995 - December 31, 2002 .........         323.79%           38.11%        44.63%
Compound Annualized Return
 Nov 1, 1995 - December 31, 2002 .........          24.06%            5.09%         5.84%
Beta (h) .................................           0.85             1.82          1.00
Standard Deviation (i) ...................          24.84%           39.70%        18.36%

Notes:

     (a) The performance information (above and in the following table) reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the banking/financial services Separate Investment Account (which will be higher than those charged to the KBW Asset Management Accounts) and the payment of a sales charge, which would have reduced the performance shown. The SEC has promulgated certain rules that require the presentation of average annual total returns for the most recent 1-, 5- and 10-year (or since inception) periods. KBW Asset Management Accounts' performance calculated for the most recent 1- and 5-year and since inception periods ended December 31, 2002 are as follows:


                                                                        Since
                                             1-Year       5-Year      Inception
                                          -----------   ----------   ----------
KBW Asset Management Accounts .........       -0.88%        6.08%       17.59%
S&P Financials Index ..................      -14.64%        1.11%       11.52%
S&P 500 Index .........................      -22.10%       -0.58%        7.63%


     (b) Except for the partial periods in 1995, all annual periods are for 12 months ended December 31.

     (c) The performance information is for KBW Asset Management Accounts and results from applying an investment philosophy and methodology that is substantially similar to that which is expected to be used by KBW Asset Management personnel serving as the Portfolio Managers of the banking/ financial services Separate Investment Account. Future investments, however, will be made under different economic conditions and likely will include different portfolio securities. The performance information is limited and may not reflect performance in different economic cycles. Investors should not assume that they will experience returns in the future comparable to those discussed herein.

     (d) At all times under consideration, assets of the KBW Asset Management Accounts were between $25 million and $197.8 million. The performance consists of one account from November 1995 through June 1998, increasing to 5 accounts starting in November 1999.

     (e) The Standard & Poor's Financials Index is a capitalization-weighted index of all stocks designed to measure the performance of the financial sector of the Standard & Poor's 500 Index. The index was developed in 1970. The rate of return of this index has been adjusted to reflect reinvestment of dividends. The statistical data for this index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. KBW Asset Management does not restrict its selection of securities to those comprising this index and will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of the KBW Asset Management Accounts set forth above and the performance of this index may not be comparable.

     (f) The Standard & Poor's Composite Index of 500 Stocks (the "Index") rate of return reflects the percentage increase (or decrease) for each period for the Index. The rate of return of the Index has been adjusted to reflect reinvestment of dividends. The statistical data for the Index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Index is a well-known, broad based stock market index which contains only seasoned equity securities. KBW Asset Management does not restrict its selection of securities to those comprising the Index and will not do so in managing the banking/financial services Separate Investment Account. Accordingly, the performance of the KBW Asset Management Accounts set forth above and the performance of the Index may not be comparable.

     (g) Returns for 1995 are for the period November 1, 1995 through December 31, 1995. In 1995, KBW Asset Management began managing assets pursuant to investment objectives, policies and strategies substantially similar to that which will be utilized to manage the Fund's banking/financial services Separate Investment Account.

     (h) Beta is a measure of systemic risk, or the return that is attributable to market movements. A portfolio with a beta of 1.0 has an expected risk level equal to that of the market (here represented by the S&P 500). Portfolios are considered more risky than the market if their beta is greater than 1.0 or less risky than the market if their beta is less than 1.0.

     (i) Standard deviation is a gauge of risk that measures the spread of the difference of returns from their average. The more a portfolio's returns vary from its average, the higher the standard deviation.

                           [INTENTIONALLY LEFT BLANK]

                                                                      Appendix C

              Composite Performance Record of Kilkenny Accounts (a)

     This appendix contains the investment record of accounts managed by Kilkenny Capital Management (collectively, "Kilkenny Accounts"). Kilkenny will act as Sub-Investment Adviser to, and its founder will act as Portfolio Manager for, the Fund's healthcare/biotechnology Separate Investment Account. The investment record has not been audited. The investment record contains composite performance data for all Kilkenny Accounts managed pursuant to investment objectives, policies and strategies substantially similar to that which will be utilized to manage the Fund's healthcare/biotechnology Separate Investment Account. The investment record reflects reinvestment of dividends. The investment record reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the healthcare/biotechnology Separate Investment Account (which will be higher than those charged to the Kilkenny Accounts) and the payment of a sales charge, which would have reduced the performance shown. Prospective investors should recognize that there are certain differences between the investment policies of the Fund and those of the Kilkenny Accounts comprising the composite. Future performance of the Fund will differ from that of the Kilkenny Accounts comprising the composite. These accounts are not subject to the same investment restrictions and limitations imposed on the Fund by the 1940 Act and the Internal Revenue Code. Were these restrictions and limitations applicable to the Kilkenny Accounts, their performance might have been adversely affected.

     These data should be read in conjunction with the notes thereto. Past performance is not necessarily indicative of future performance. Investing in the Fund involves a high degree of risk. You can lose money. Performance and other information contained herein have been obtained by the Fund from sources believed to be accurate, but the Fund makes no warranty as to the accuracy or completeness thereof. Information about the S&P 500 Index and the S&P Health Care Index has been obtained or derived from sources believed to be reliable but is not warranted as to accuracy or completeness. None of the Fund, the Investment Adviser or CIBC World Markets, nor any of their respective affiliates, has independently verified and is not responsible for this information, and none of the Fund, the Investment Adviser or CIBC World Markets, nor any of their respective affiliates, is responsible for information about the S&P 500 Index or the S&P Health Care Index.

     The Kilkenny Accounts investment record occurred in a period of primarily strong stock market performance, especially in the healthcare/biotechnology sector, which cannot be assumed over the long term.

                                                  Kilkenny          S&P Health        S&P 500
                Period (b)                    Accounts (c)(d)     Care Index (e)     Index (f)
                ----------                   -----------------   ----------------   ----------
Year ended December 31, 1995 (g) .........          48.77%             36.32%          21.76%
Year ended December 31, 1996 .............          22.53%             18.77%          22.94%
Year ended December 31, 1997 .............          12.19%             41.65%          33.35%
Year ended December 31, 1998 .............          12.94%             42.29%          28.58%
Year ended December 31, 1999 .............          77.70%            -11.64%          21.04%
Year ended December 31, 2000 .............          65.38%             35.54%          -9.10%
Year ended December 31, 2001 .............           8.13%            -12.94%         -11.88%
Year ended December 31, 2002 .............          -0.88%            -14.64%         -22.10%
Cumulative Return
 Nov 1, 1995 - December 31, 2002 .........         219.56%            118.56%          69.40%
Compound Annualized Return
 Nov 1, 1995 - December 31, 2002 .........          17.54%             11.82%           7.63%
Beta (h) .................................           0.52               1.04            1.00
Standard Deviation (i) ...................          19.20%             22.65%          17.59%

Notes:

     (a) The performance information (above and in the following table) reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the healthcare/biotechnology Separate Investment Account (which will be higher than those charged to the Kilkenny Accounts) and the payment of a sales charge, which would have reduced the performance shown. The SEC has promulgated certain rules that require the presentation of average annual total returns for the most recent 1-, 5- and 10-year (or since inception) periods. Kilkenny Accounts' performance calculated for the most recent 1- and 5-year and since inception periods ended December 31, 2002 are as follows:


                                                                         Since
                                            1-Year         5-Year      Inception
                                         ------------   -----------   ----------
       Kilkenny Accounts .............       -12.63%        25.68%       27.40%
       S&P Health Care Index .........       -15.67%         4.58%       14.72%
       S&P 500 Index .................       -22.10%        -0.58%        9.01%


     (b) Except for the partial period in 1995, all annual periods are for 12 months ended December 31.

     (c) The performance information is for accounts managed by Kilkenny and results from applying an investment philosophy and methodology that is substantially similar to that which is expected to be used by Kilkenny personnel serving as the Portfolio Manager of the healthcare/biotechnology Separate Investment Account. Future investments, however, will be made under different economic conditions and likely will include different portfolio securities. The performance information is limited and may not reflect performance in different economic cycles. Investors should not assume that they will experience returns in the future comparable to those discussed herein.

     (d) At all times under consideration, assets of the Kilkenny Accounts were between $2.2 million and $149 million. The performance consists of one account from May 1995 through June 1998 and from October 1999 through March 2000, and two accounts from July 1998 through September 1999, and again beginning in April 2000.

     (e) The Standard & Poor's Health Care Index is a capitalization-weighted index of all of the stocks in the Standard & Poor's 500 that are involved in the business of health care related products or services. The index was developed with a base value of 100 as of January 14, 1987. The rate of return of this index has been adjusted to reflect reinvestment of dividends. The statistical data for this index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. Kilkenny does not restrict its selection of securities to those comprising this index and will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of the Kilkenny Accounts set forth above and the performance of this index may not be comparable.

     (f) The Standard & Poor's Composite Index of 500 Stocks (the "Index") rate of return reflects the percentage increase (or decrease) for each period for the Index. The rate of return of the Index has been adjusted to reflect reinvestment of dividends. The statistical data for the Index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Index is a well-known, broad based stock market index which contains only seasoned equity securities. Kilkenny does not restrict its selection of securities to those comprising the Index and will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of the Kilkenny Accounts set forth above and the performance of the Index may not be comparable.

     (g) Returns for 1995 are for the period May through December 1995. In 1995, Kilkenny began managing assets pursuant to investment objectives, policies and strategies substantially similar to that which will be utilized to manage the Fund's healthcare/biotechnology Separate Investment Account.

     (h) Beta is a measure of systemic risk, or the return that is attributable to market movements. A portfolio with a beta of 1.0 has an expected risk level equal to that of the market (here represented by the S&P 500). Portfolios are considered more risky than the market if their beta is greater than 1.0 or less risky than the market if their beta is less than 1.0.

     (i) Standard deviation is a gauge of risk that measures the spread of the difference of returns from their average. The more a portfolio's returns vary from its average, the higher the standard deviation.

                           [INTENTIONALLY LEFT BLANK]

                                                                      Appendix D

                Composite Performance Record of Alkeon Capital
                        Technology Sector Accounts (a)

     Alkeon Capital and its founder, who was formerly affiliated with CIBC World Markets and who is primarily responsible for the investment record set forth herein, will act as Sub-Investment Adviser to, and as the Portfolio Manager of, the Fund's technology Separate Investment Account. This appendix contains the investment record of certain accounts managed by Alkeon Capital ("Alkeon Technology Sector Accounts"). The investment record has not been audited. The investment record reflects reinvestment of dividends. The investment record contains composite performance data for all accounts managed by Alkeon Capital pursuant to investment objectives, policies and strategies substantially similar to that which will be utilized to manage the Fund's technology Separate Investment Account. The investment record reflects the deduction of actual fees, allocations and expenses paid by these accounts. The investment record has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the technology Separate Investment Account (which will be higher than those charged to the Alkeon Capital Accounts) and the payment of a sales charge, which would have reduced the performance shown. Prospective investors should recognize that there are certain differences between the investment policies of the Fund and those of the accounts comprising the composite. Future performance of the Fund will differ from that of the accounts comprising the composite. These accounts are not all subject to the same investment restrictions and limitations imposed on the Fund by the Investment Company Act of 1940 and the Internal Revenue Code. Were these restrictions and limitations applicable to all these accounts, their performance might have been adversely affected.

     These data should be read in conjunction with the notes thereto. Past performance is not necessarily indicative of future performance. Investing in the Fund involves a high degree of risk. You can lose money. Performance and other information contained herein have been obtained by the Fund from sources believed to be accurate, but the Fund makes no warranty as to the accuracy or completeness thereof. Information about the S&P 500 Index and the S&P Technology Index has been obtained or derived from sources believed to be reliable but is not warranted as to accuracy or completeness. None of the Fund, the Investment Adviser or CIBC World Markets, nor any of their respective affiliates, has independently verified and is not responsible for this information, and none of the Fund, the Investment Adviser or CIBC World Markets, nor any of their respective affiliates, is responsible for information about the S&P 500 Index or the S&P Technology Index.

     The investment record of Alkeon Capital occurred in a period of primarily strong stock market performance, especially in the technology sector, which cannot be assumed over the long term.

                                                Alkeon Capital
                                              Technology Sector         S&P
                                               Accounts (Alkeon     Technology      S&P 500
                Period (b)                    Personnel) (c)(d)      Index (e)     Index (f)
                ----------                   -------------------   ------------   ----------
Year ended December 31, 1996 (g) .........            7.85%            24.38%        11.68%
Year ended December 31, 1997 .............           50.00%            28.13%        33.35%
Year ended December 31, 1998 .............           42.47%            77.64%        28.58%
Year ended December 31, 1999 .............           95.44%            78.43%        21.04%
Year ended December 31, 2000 .............            0.57%           -40.97%        -9.10%
Year ended December 31, 2001 .............           -0.84%           -26.00%       -11.88%
Year ended December 31, 2002 .............          -12.63%           -15.67%       -22.10%
Cumulative Return
 Nov 1, 1995 - December 31, 2002 .........          541.21%           186.91%        93.87%
Compound Annualized Return
 Nov 1, 1995 - December 31, 2002 .........           27.40%            14.72%         9.01%
Beta (h) .................................            0.35              0.61          1.00
Standard Deviation (i) ...................           32.66%            18.21%        17.12%

Notes:

     (a) The performance information (above and in the following table) reflects the deduction of actual fees, allocations and expenses paid by these accounts. This information has not been adjusted to reflect the Fund's proposed fees and expenses to be borne by the technology Separate Investment Account (which will be higher than those charged to the CIBC World Markets (Alkeon Personnel) Accounts) and the payment of a sales charge, which would have reduced the performance shown. The SEC has promulgated certain rules that require the presentation of average annual total returns for the most recent 1-, 5- and 10-year (or since inception) periods. CIBC World Markets Accounts' (Alkeon Personnel) performance calculated for the most recent 1- and 5-year and since inception periods ended December 31, 2002 are as follows:


                                                          1-Year        5-Year      Inception
                                                       -----------   -----------   ----------
Alkeon Capital Technology Sector Accounts ..........       -5.66%        21.24%       24.86%
S&P Technology Index ...............................      -37.41%         2.82%        5.09%
S&P 500 Index ......................................      -22.10%        -0.58%        5.84%


     (b) Except for the partial periods in 1996, all annual periods are for the 12 months ended December 31.

     (c) The performance information is for accounts currently managed by Alkeon Capital (and prior to its founding, certain personnel of Alkeon Capital then managing accounts for CIBC World Markets) and results from applying an investment philosophy and methodology that is substantially similar to that which is expected to be used by Alkeon Capital personnel serving as the Portfolio Manager of the technology Separate Investment Account. Future investments, however, will be made under different economic conditions and likely will include different portfolio securities. The performance information is limited and may not reflect performance in different economic cycles. Investors should not assume that they will experience returns in the future comparable to those discussed herein.

     (d) At all times under consideration, assets of the Alkeon Technology Sector Accounts were between $1 million and $650 million. The performance consists of one account from July 1996 through November 1997, increasing to three accounts beginning in May 1999.

     (e) The Standard & Poor's Technology Index is a capitalization-weighted index of all stocks designed to measure the performance of the technology sector of the Standard & Poor's 500 Index. The index was developed commencing with the period 1941-1943. The rate of return of this index has been adjusted to reflect reinvestment of dividends. The statistical data for this index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. Alkeon Capital (and CIBC World Markets) does not restrict the selection of securities to those comprising this index and Alkeon Capital will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of Alkeon Capital Technology Sector Accounts set forth above and the performance of this index may not be comparable.

     (f) The Standard & Poor's Composite Index of 500 Stocks (the "Index") rate of return reflects the percentage increase (or decrease) for each period for the Index. The rate of return of the Index has been adjusted to reflect reinvestment of dividends. The statistical data for the Index have been obtained from sources believed to be reliable but which are not warranted as to accuracy or completeness. The Index is a well-known, broad based stock market index which contains only seasoned equity securities. Alkeon Capital (and CIBC World Markets) does not restrict the selection of securities to those comprising the Index and Alkeon Capital will not do so in managing a Separate Investment Account for the Fund. Accordingly, the performance of Alkeon Capital Technology Sector Accounts set forth above and the performance of the Index may not be comparable.

     (g) Returns for 1996 are for the period July 1, 1996 through December 31, 1996. In 1996, Alkeon's Portfolio Manager began managing assets pursuant to investment objectives, policies and strategies substantially similar to that which will be utilized to manage the Fund's technology Separate Investment Account.

     (h) Beta is a measure of systemic risk, or the return that is attributable to market movements. A portfolio with a beta of 1.0 has an expected risk level equal to that of the market (here represented by the S&P 500). Portfolios are considered more risky than the market if their beta is greater than 1.0 or less risky than the market if their beta is less than 1.0.

     (i) Standard deviation is a gauge of risk that measures the spread of the difference of returns from their average. The more a portfolio's returns vary from its average, the higher the standard deviation.

================================================================================

                           [LOGO] ADVANTAGE ADVISERS

                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I
                          Shares of Beneficial Interest

                              --------------------

                                   PROSPECTUS

                              --------------------

================================================================================

April [ ], 2003


                     ADVANTAGE ADVISERS MULTI-SECTOR FUND I

                           62 Third Avenue, 8th Floor
                            New York, New York 10017
                                 (212) 667-4122

                       STATEMENT OF ADDITIONAL INFORMATION

     THE INFORMATION IN THIS STATEMENT OF ADDITIONAL INFORMATION IS NOT COMPLETE AND MAY BE CHANGED. THE FUND MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS SAI IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


     This Statement of Additional Information ("SAI") is not a prospectus. This SAI relates to and should be read in conjunction with the prospectus of Advantage Advisers Multi-Sector Fund I (the "Fund"), dated [ ], 2003. A copy of the prospectus may be obtained by contacting the Fund at the address or telephone number set forth above.


                                TABLE OF CONTENTS


ADDITIONAL INVESTMENT POLICIES ..........................................   S-1
INVESTMENT ADVISORY AND OTHER SERVICES ..................................   S-11
ADDITIONAL POTENTIAL CONFLICTS OF INTEREST ..............................   S-19
TAXES ...................................................................   S-21
BROKERAGE ...............................................................   S-25
GENERAL INFORMATION .....................................................   S-27
FINANCIAL STATEMENTS ....................................................   S-28


                         ADDITIONAL INVESTMENT POLICIES

     The investment objective and principal investment strategies of the Fund, as well as the principal risks associated with the Fund's investment strategies, are set forth in the prospectus. Certain additional investment information is set forth below.

Fundamental Policies

     The Fund has adopted the following six fundamental investment restrictions, which cannot be changed without the vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act):

     (1) The Fund will not invest 25% or more of the value of its total assets in the securities (other than U.S. Government Securities) of issuers engaged in any single industry;

     (2) The Fund will not issue senior securities representing stock, but may borrow money from banks, brokers and other lenders, and may engage in transactions involving the issuance by the Fund of "senior securities" representing indebtedness, to the extent permitted by the 1940 Act.

     (3) The Fund will not underwrite securities of other issuers, except insofar as the Fund may be deemed an underwriter under the 1933 Act in connection with the disposition of its portfolio securities.

     (4) The Fund will not make loans of money or securities to other persons, except through purchasing debt securities, lending portfolio securities or entering into repurchase agreements in a manner consistent with the Fund's investment policies.

     (5) The Fund will not purchase or sell commodities, commodity contracts, foreign currency, futures or futures contracts except as, and to the extent, permitted by applicable law without the Fund becoming subject to registration with the Commodity Futures Trading Commission as a commodity pool.

     (6) The Fund will not purchase, hold or deal in real estate, but may invest in securities that are secured by real estate or that are issued by companies that invest or deal in real estate.

     The investment objective of the Fund and its policies with respect to share repurchases (as set forth in the prospectus) are also fundamental and may not be changed without a vote of a majority of the Fund's outstanding voting securities (as defined by the 1940 Act).

     Under the 1940 Act, the vote of a majority of the outstanding voting securities of an investment company, such as the Fund, means the vote, at an annual or a special meeting of the security holders of the Fund duly called, (i) of 67 percent or more of the voting securities present at the meeting, if the holders of more than 50 percent of the outstanding voting securities of the Fund are present or represented by proxy; or (ii) of more than 50 percent of the outstanding voting securities of the Fund, whichever is less.

     With respect to the investment restriction set forth in no. (1) above, and other policies described herein and in the prospectus, except the incurrence of leverage or the issuance or deemed issuance of a senior security, if a percentage restriction is adhered to at the time of entering into the investment or transaction, a later change in percentage resulting from a change in the values of investments or the value of the Fund's total assets, unless otherwise stated, will not constitute a violation of the restriction or policy. In addition to the restrictions contained in the fundamental investment policies stated above, the Fund is subject to certain restrictions imposed by the 1940 Act on registered investment companies, including restrictions with respect to its investment in the securities of other investment companies, insurance companies and companies engaged in certain securities related businesses.

Additional Significant Investment Policies

     The Fund intends to reserve its freedom of action with respect to short sales, purchasing securities on margin and the writing of put and call options. The Fund does not intend to limit the percentage amounts of assets to be devoted to such activities. Such activities, however, are subject to the asset coverage requirements of the 1940 Act. See "Certain Portfolio Securities and Other Investment Policies -- Leverage."

Banking Regulation/Restrictions


     (After consummation of the transaction pursuant to which Fahnestock & Co. will acquire the U.S. asset management business of CIBC World Markets (the "Transaction"), CIBC will no longer be an affiliated person of the Fund, and, the regulations and restrictions discussed below will no longer apply.)


     The Bank Holding Company Act of 1956, as amended (the "Bank Holding Company Act"), together with the rules and regulations of the Board of Governors of the Federal Reserve System (the "Federal Reserve"), currently impose certain restrictions on the ability of bank holding companies and their subsidiaries to own equity securities of certain issuers. The parent company of the Investment Adviser and CIBC World Markets is Canadian Imperial Bank of Commerce ("CIBC"), which is subject to the Bank Holding Company Act.

     In particular, CIBC generally may not own or control, directly or indirectly, 5% or more of the outstanding shares of any class of voting securities or 25% or more of the outstanding equity (including subordinated debt) of certain issuers (the "Equity Limit"). Because CIBC may be deemed to control the Fund within the meaning of the Bank Holding Company Act, the Fund's holdings of all such securities will be aggregated with those of CIBC and its subsidiaries (including CIBC World Markets) for purposes of calculating the Equity Limit. Consequently, the Fund generally will be unable to purchase equity securities that, when taken together with the equity securities of an issuer owned or controlled by CIBC and its subsidiaries, would cause the Equity Limit to be exceeded. In addition, CIBC and its subsidiaries generally will be precluded under the Bank Holding Company Act from exerting a "controlling influence over the management or policies" of a company with business activities in the United States. Consequently, activities in relation to companies in which the Fund may invest will need to be conducted so as not to result in a determination of "control" within the meaning of the Bank Holding Company Act.

     Under the Bank Holding Company Act, a foreign bank or a bank holding company, if it meets certain criteria, may become a financial holding company and engage (and may acquire companies engaged) in a wide range of activities that are "financial in nature" (or, in some circumstances, "incidental" or "complementary" to financial activities), including certain banking, securities, merchant banking and insurance activities. The Bank Holding Company Act does not authorize bank holding companies or financial holding companies to engage in activities that are not financial in nature. As of March 13, 2000, CIBC became a financial holding company.

     As a financial holding company, CIBC may in the future elect to treat the Fund as part of its merchant banking activities. If CIBC were to elect to treat the Fund as part of its merchant banking activities, the Equity Limit would no longer apply to the Fund and the Fund would become subject to the provisions of the Bank Holding Company Act governing merchant banking activities by affiliates of financial holding companies. As a result, certain features of the Fund's structure and business plan may be modified and the organizational documents of the Fund may be amended to effect such modifications.

     The Federal Reserve and the U.S. Department of Treasury have issued a final regulation (the "Banking Regulation") governing the merchant banking activities of a financial holding company that would become applicable to the Fund if CIBC elected to conduct merchant banking activities by investment in or through the Fund. The Banking Regulation would impose: limitations on the involvement of the Fund, the Investment Adviser and CIBC (and its subsidiaries and affiliates) in the routine management and operations of a portfolio company of the Fund (each, a "Portfolio Company"); possible limitations on certain transactions between U.S. banking offices and any depository institution subsidiaries of CIBC (the "U.S. Banking Offices") and certain Portfolio Companies; possible limitations on cross-marketing by the U.S. Banking Offices with the Fund and certain Portfolio Companies; and limitations on the duration of the Fund's investment in a Portfolio Company. (Under the Banking Regulation, the duration of investments by the Fund in a Portfolio Company would be limited to a maximum of 10 years.) Certain record keeping and reporting requirements mandated by the Banking Regulation also would become applicable to the Fund.

     If CIBC were to elect to treat the Fund as part of its merchant banking activities, in order to ensure compliance with the Banking Regulation, the participation of the Investment Adviser and the Fund in the management and operation of the Portfolio Companies would be limited and restricted in certain ways. If the Fund acquired control of a Portfolio Company and appointed its representatives to the board of directors, the Banking Regulation would permit the Fund (through its representatives on the board of directors) to exercise customary oversight over the operations and management of the Portfolio Company. However, the Banking Regulation would restrict the Fund's representatives from becoming officers, employees or agents of the Portfolio Company, from exercising control (by contract or otherwise) of the routine business decisions of the Portfolio Company, and from otherwise becoming involved in the day-to-day operations of the Portfolio Company. Nonetheless, the Banking Regulation would permit the Fund's representatives to become involved in the routine management and operation of the Portfolio Company, for up to nine months (or such longer period as the Federal Reserve may approve), when such intervention is necessary to address a material risk to the value or operation of the Portfolio Company.

     If in the future CIBC ceased to qualify as a financial holding company under the regulations of the Federal Reserve, additional restrictions might be imposed on the Fund's activities (such as restrictions on the Fund's acquisition of Portfolio Companies, which may include the Equity Limit), or CIBC may be required to divest or restructure its interests in the Fund. Investments in banks, thrifts, bank holding companies and thrift holding companies are subject to certain limits and approval requirements established by federal and state banking laws, including the Bank Holding Company Act. Accordingly, the Fund may limit its investments in such entities.

     The Fund would also no longer be subject to the Equity Limit in the event that CIBC was no longer deemed to "control" the Fund for purposes of the Bank Holding Company Act. At such time, the Fund would be operated so as to ensure that it continued to not be viewed as "controlled" by CIBC under the Bank Holding Company Act.

     The Investment Adviser does not expect that the restrictions imposed by the Bank Holding Company Act will adversely impact the investment operations of the Fund.

Certain Portfolio Securities and Other Investment Policies

     Equity Securities. A significant portion of the Separate Investment Accounts' respective investment portfolios normally will consist of long and short positions in common stocks and other equity securities including, but not limited to, preferred stocks, convertible preferred stocks and convertible debt securities. The values of equity securities change in response to many factors, including, but not limited to, the activities and financial condition of individual companies, the business market in which individual companies compete and general market and economic conditions.

     The Separate Investment Accounts' investments will include securities that are listed on foreign and U.S. securities exchanges as well as unlisted securities that are traded over-the-counter. Equity securities of companies traded over-the-counter and on foreign exchanges may not be traded in the volumes typically found on a national securities exchange in the U.S. Consequently, a Separate Investment Account may be required to dispose of these securities over a longer period of time (and potentially at less favorable prices) than is required to dispose of the securities of U.S. exchange listed companies.

     There is no minimum required market capitalization of the companies in which a Separate Investment Account may invest, and a Separate Investment Account may invest a significant portion of its assets in securities of companies having smaller market capitalization. Investments in companies with smaller market capitalization are generally riskier than investments in larger, well-established companies. Smaller companies often are more recently formed than larger companies and may have limited product lines, distribution channels and financial and managerial resources. There is often less publicly available information about these companies than there is for larger, more established issuers, making it more difficult for the Investment Adviser or the Portfolio Managers to analyze the value of such companies. The equity securities of smaller companies are often traded over-the-counter and those securities may not be traded in the volume typical for securities that are traded on a national securities exchange. Consequently, a Separate Investment Account may be required to sell these securities over a longer period of time (and potentially at less favorable prices) than would be the case for securities of larger companies. In addition, the prices of the securities of smaller companies may be more volatile than those of larger companies. These companies may not be well known to the investing public, may not have significant institutional ownership and may have cyclical, static or only moderate growth prospects. Additionally, the securities of these companies may be more volatile in price and have less liquidity than the securities of companies having larger market capitalization.

     Common Stocks. Common stocks are shares of a corporation or other entity that entitle the holder to a pro rata share of the profits, if any, of the entity without preference over any other shareholder or claim of shareholders, after making required payments to holders of the entity's preferred stock and other senior equity. Common stock usually carries with it the right to vote and frequently an exclusive right to do so.

     Preferred Stocks. Preferred stock generally has a preference over an issuer's common stock as to dividends and upon liquidation, but it ranks junior to debt securities in an issuer's capital structure. Preferred stock generally pays dividends in cash (or additional shares of preferred stock) at a defined rate, but unlike interest payments on debt securities, preferred stock dividends are payable only if declared by the issuer's board of directors. Dividends on preferred stock may be cumulative, meaning that, in the event the issuer fails to make one or more dividend payments on the preferred stock, no dividends may be paid on the issuer's common stock until all unpaid preferred stock dividends have been paid. Preferred stock may also be subject to optional or mandatory redemption provisions.

     Convertible Securities. Convertible securities are bonds, debentures, notes, preferred stocks or other securities that may be converted into or exchanged for a specified amount of common stock of the same or different issuer within a particular period of time at a specified price or formula. A convertible security entitles the holder to receive interest that is generally paid or accrued on debt or a dividend that is paid or accrued on preferred stock until the convertible security matures or is redeemed, converted or exchanged. Convertible securities have unique investment characteristics, in that they generally (i) have higher yields than common stocks, but lower yields than comparable non-convertible securities, (ii) are less subject to fluctuation in value than the underlying common stock due to their debt characteristics and
(iii) provide the potential for capital appreciation if the market price of the underlying common stock increases. Investments by the Separate Investment Accounts in convertible securities will generally be considered as equity securities.

     The value of a convertible security is a function of its "investment value" (determined by its yield in comparison with the yields of other securities of comparable maturity and quality that do not have a conversion privilege) and its "conversion value" (the security's worth, at market value, if converted into the underlying common stock). The investment value of a convertible security is influenced by changes in interest rates, with investment value declining as interest rates increase and increasing as interest rates decline. The credit standing of the issuer and other factors may also have an effect on the convertible security's investment value. The conversion value of a convertible security is determined by the market price of the underlying common stock. If the conversion value is low relative to the investment value, the price of the convertible security is governed principally by its investment value. Generally, the conversion value decreases as the convertible security approaches maturity. To the extent the market price of the underlying common stock approaches or exceeds the conversion price, the price of the convertible security will be increasingly influenced by its conversion value. A convertible security generally will sell at a premium over its conversion value by the extent to which investors place value on the right to acquire the underlying common stock while holding a debt security.

     A convertible security may be subject to redemption at the option of the issuer at a price established in the convertible security's governing instrument. If a convertible security held by the Fund is called for redemption, the Fund will be required to permit the issuer to redeem the security, convert it into the underlying common stock or sell it to a third party. Any of these actions could have an adverse effect on the Fund's ability to achieve its investment objective.

     Bonds and Other Debt Securities. A Separate Investment Account may invest a portion of its assets in bonds and other debt securities when, in the judgment of the Investment Adviser (subject to any policies established by the Board of Trustees), such investments are warranted. In addition, a Separate Investment Account may invest in high quality debt securities for temporary defensive purposes and to maintain liquidity. Debt securities include, among other securities: bonds, notes and debentures issued by corporations; debt securities issued or guaranteed by the U.S. Government or one of its agencies or instrumentalities ("U.S. Government Securities") or by a foreign government; municipal securities; and mortgage-backed and asset-backed securities. These securities may pay fixed, variable or floating rates of interest, and may include zero coupon obligations. Debt securities are subject to the risk of the issuer's inability to meet principal and interest payments on its obligations (i.e., credit risk) and are subject to price volatility due to such factors as interest rate sensitivity, market perception of the creditworthiness of the issuer and general market liquidity (i.e., market risk).

     A Separate Investment Account may invest in both investment grade and non-investment grade debt securities. Investment grade debt securities are securities that have received a rating from at least one nationally recognized statistical rating organization ("NRSRO") in one of the four highest rating categories or, if not rated by any NRSRO, have been determined by the Investment Adviser to be of comparable quality. Non-investment grade debt securities (typically called "junk bonds") are securities that have received a rating from a NRSRO of below investment grade or have been given no rating, and are considered to be predominantly speculative with respect to the issuer's capacity to pay interest and repay principal. Non-investment grade debt securities in the lowest rating categories may involve a substantial risk of default or may be in default. Adverse changes in economic conditions or developments regarding the individual issuer are more likely to cause price volatility and weaken the capacity of the issuers of non-investment grade debt securities to make principal and interest payments than is the case for higher grade debt securities. An economic downturn affecting an issuer of non-investment grade debt securities may result in an increased incidence of default. In addition, the market for lower grade debt securities may be thinner and less active than for higher grade debt securities. A Separate Investment Account will not invest more than 20% of its total assets in non-convertible debt securities which have not received an investment grade rating from at least one NRSRO.

     Leverage. The Fund may borrow money for the purchase of securities by a Separate Investment Account, a practice known as "leverage." The use of leverage involves certain risks. In this regard, the Fund for a Separate Investment Account may make margin purchases of securities, borrow money from banks and enter into reverse repurchase agreements. The Fund may also borrow money for temporary or emergency purposes or in connection with the repurchase of shares.

     Trading equity securities on margin involves an initial cash requirement representing at least 50% of the underlying security's value with respect to transactions in U.S. markets and varying (typically lower) percentages with respect to transactions in foreign markets. Borrowings to purchase equity securities typically will be secured by the pledge of those securities. The financing of securities purchases may also be effected through reverse repurchase agreements with banks, brokers and other financial institutions. This involves the transfer of the underlying security to a counterparty in exchange for cash proceeds based on a percentage (which can be as high as 95% to 100%) of the value of the debt instrument.

     Although leverage will increase investment return if a Separate Investment Account earns a greater return on the investments purchased with borrowed funds than it pays for the use of those funds, the use of leverage will decrease investment return if a Separate Investment Account fails to earn as much on investments purchased with borrowed funds as it pays for the use of those funds. The use of leverage will therefore magnify the volatility of the value of a Separate Investment Account. In the event that a Separate Investment Account's equity or debt instruments decline in value, the Separate Investment Account could be subject to a "margin call" or "collateral call," pursuant to which the Separate Investment Account must either deposit additional collateral with the lender or suffer mandatory liquidation of the pledged securities to compensate for the decline in value. In the event of a sudden, precipitous drop in value of the Separate Investment Account's assets, the Separate Investment Account might not be able to liquidate assets quickly enough to pay off its borrowing. Money borrowed for leveraging will be subject to interest costs that may or may not be recovered by return on the securities purchased. A Separate Investment Account also may be required to maintain minimum average balances in connection with its borrowings or to pay a commitment or other fee to maintain a line of credit; either of these requirements would increase the cost of borrowing over the stated interest rate.

     The 1940 Act requires the Fund to satisfy an asset coverage requirement of 300% of its indebtedness, including amounts borrowed, measured at the time the Fund incurs the indebtedness (the "Asset Coverage Requirement"). This means that the value of the Fund's total indebtedness may not exceed one-third the value of its total assets (including such indebtedness), measured at the time the Fund or any Separate Investment Account incurs the indebtedness. The staff of the Securities and Exchange Commission's Division of Investment Management (the "SEC Staff") takes the position that short sales of securities, reverse repurchase agreements, use of margin, sales of put and call options on specific securities or indices, investments in certain other types of instruments (including certain derivatives such as swap agreements), and the purchase and sale of securities on a when-issued or forward commitment basis, may be deemed to constitute indebtedness subject to the Asset Coverage Requirement. Compliance with the Asset Coverage Requirement will be monitored by the Investment Adviser.

     The SEC Staff has stated that it will not deem a portfolio position involving such instruments to be subject to the Asset Coverage Requirement if an investment company "covers" its position by segregating liquid securities on its books or in an account with its custodian in amounts sufficient to offset the liability associated with the position. Generally, in conjunction with portfolio positions that are deemed to constitute senior securities, the Fund (which includes each Separate Investment Account) must: (i) observe the Asset Coverage Requirement; (ii) maintain daily a segregated account in cash or liquid securities at such a level that the amount segregated plus any amounts pledged to a broker as collateral will equal the current value of the position; or (iii) otherwise cover the portfolio position with offsetting portfolio securities. Segregation of assets or covering portfolio positions with offsetting portfolio securities may limit the Fund's ability to otherwise invest those assets or dispose of those securities.

     In order to obtain "leveraged" market exposure in certain investments and to increase the overall return to a Separate Investment Account of various investments, the Separate Investment Account may purchase options and other derivatives or synthetic instruments that do not constitute "indebtedness" for purposes of the Asset Coverage Requirement. These instruments may nevertheless involve significant economic leverage and therefore may, in some cases, involve significant risks of loss.

     Short Sales. A Portfolio Manager may attempt to limit exposure to a possible market decline in the value of its Separate Investment Account through short sales of securities of companies that it (subject to any policies established by the Board) believes possess volatility characteristics similar to those being hedged. In addition, a Portfolio Manager may use short sales for non-hedging purposes to pursue its investment objective. To effect a short sale, a Separate Investment Account will borrow a security from a brokerage firm to make delivery to the buyer. The Separate Investment Account is then obligated to replace the borrowed security by purchasing it at the market price at the time of replacement. Until the security is replaced, the Separate Investment Account is required to pay to the brokerage firm any accrued interest or dividend and may be required to pay a premium.

     A Separate Investment Account will realize a gain if the borrowed security declines in price between the date of the short sale and the date on which the Separate Investment Account replaces the security. The Separate Investment Account will incur a loss if the price of the borrowed security increases between those dates. This loss can increase rapidly and without effective limit. The amount of any gain will be decreased, and the amount of any loss increased, by the amount of any premium or interest the Separate Investment Account may be required to pay in connection with a short sale. There is a risk that the borrowed securities would need to be returned to the brokerage firm on short notice. If a request for return of securities occurs at a time when other short sellers of the same security are receiving similar requests, a "short squeeze" can occur, wherein the Separate Investment Account might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly at prices significantly in excess of the price at which the securities were sold short. The successful use of short selling as a hedging strategy may be adversely affected by imperfect correlation between movements in the price of the security sold short and the securities being hedged. Short selling may exaggerate the volatility of the value of a Separate Investment Account. Short selling may also produce higher than normal portfolio turnover and may result in increased transaction costs to the Fund and shareholders.

     Reverse Repurchase Agreements. Reverse repurchase agreements involve a Separate Investment Account's sale of a security to a bank or securities dealer and the Separate Investment Account's simultaneous agreement to repurchase that security for a fixed price (reflecting a market rate of interest) on a specific date. These transactions involve a risk that the other party to a reverse repurchase agreement will be unable or unwilling to complete the transaction as scheduled, which may result in losses to the Separate

Investment Account. Reverse repurchase transactions are a form of leverage which may also increase the volatility of a Separate Investment Account. The Fund has adopted specific policies designed to minimize certain of the risks of loss associated with reverse repurchase transactions.

     Special Investment Instruments and Techniques. A Portfolio Manager may utilize a variety of special investment instruments and techniques (described below) to hedge its investment portfolio against various risks (such as changes in interest rates or other factors that affect security values) or for non-hedging purposes to pursue the Fund's investment objective. These strategies may be executed through derivative transactions. The instruments a Portfolio Manager may use and the particular manner in which they may be used may change over time as new instruments and techniques are developed or regulatory changes occur. Certain of the special investment instruments and techniques that a Portfolio Manager may use are speculative and involve a high degree of risk, particularly in the context of non-hedging transactions to pursue the Fund's investment objective.

     Call and Put Options on Individual Securities. A Portfolio Manager may purchase call and put options in respect of specific securities, and may write and sell covered or uncovered call and put options for hedging purposes and non-hedging purposes to pursue its investment objective. A put option gives the purchaser of the option the right to sell, and obligates the writer to buy, the underlying security at a stated exercise price at any time prior to the expiration of the option. Similarly, a call option gives the purchaser of the option the right to buy, and obligates the writer to sell, the underlying security at a stated exercise price at any time prior to the expiration of the option.

     A covered call option written by a Separate Investment Account is a call option with respect to the Separate Investment Account which owns the underlying security. The sale of such an option exposes the Separate Investment Account during the term of the option to possible loss of opportunity to realize appreciation in the market price of the underlying security or to possible continued holding of a security that might otherwise have been sold to protect against depreciation in the market price of the security. A covered put option written by a Separate Investment Account is a put option with respect to which cash or liquid securities have been placed in a segregated account on the Fund's books or with the Fund's custodian to fulfill the obligation undertaken. The sale of such an option exposes the Separate Investment Account during the term of the option to a decline in price of the underlying security while depriving the Separate Investment Account of the opportunity to invest the segregated assets.

     A Separate Investment Account may close out a position when writing options by purchasing an option on the same security with the same exercise price and expiration date as the option that it has previously written on the security. The Separate Investment Account will realize a profit or loss if the amount paid to purchase an option is less or more, as the case may be, than the amount received from the sale thereof. To close out a position as a purchaser of an option, the Separate Investment Account would ordinarily make a similar "closing sale transaction," which involves liquidating the Separate Investment Account's position by selling the option previously purchased, although the Separate Investment Account would be entitled to exercise the option should it deem it advantageous to do so. A Separate Investment Account may also invest in so-called "synthetic" options or other derivative instruments written by broker-dealers.

     Option transactions may be effected on securities exchanges or in the over-the-counter market. When options are purchased over-the-counter, a Separate Investment Account bears the risk that the counterparty that wrote the option will be unable or unwilling to perform its obligations under the option contract. These options may also be illiquid and, in such cases, the Separate Investment Account may have difficulty closing out its position. Over-the-counter options purchased and sold by a Separate Investment Account may also include options on baskets of specific securities.

     Warrants and Rights. Warrants are derivative instruments that permit, but do not obligate, the holder to subscribe for other securities or commodities. Rights are similar to warrants, but normally have a shorter duration and are offered or distributed to shareholders of a company. Warrants and rights do not carry with them the right to dividends or voting rights with respect to the securities that they entitle the holder to purchase, and they do not represent any rights in the assets of the issuer. As a result, war-rants and rights may be considered more speculative than certain other types of equity-like securities. In addition, the values of warrants and rights do not necessarily change with the value of the underlying securities or commodities and these instruments cease to have value if they are not exercised prior to their expiration dates.

     Call and Put Options on Securities Indices. A Separate Investment Account may purchase and sell call and put options on stock indices listed on national securities exchanges or traded in the over-the-counter market for hedging purposes and non-hedging purposes to pursue its investment strategy and the Fund's investment objective. A stock index fluctuates with changes in the market values of the stocks included in the index. The effectiveness of purchasing or writing stock index options for hedging purposes will depend upon the extent to which price movements in the Separate Investment Account correlate with price movements of the stock index selected. Because the value of an index option depends upon movements in the level of the index rather than the price of a particular stock, whether the Separate Investment Account will realize a gain or loss from the purchase or writing of options on an index depends upon movements in the level of stock prices in the stock market generally or, in the case of certain indices, in an industry or market segment, rather than movements in the price of a particular stock. Accordingly, successful use of options on stock indices will be subject to a Portfolio Manager's ability to predict correctly movements in the direction of the stock market generally or of a particular industry or market segment. This requires different skills and techniques than predicting changes in the price of individual stocks.

     Additional Derivative Transactions. A Separate Investment Account may take advantage of opportunities in the area of swaps, options on various underlying instruments, swaptions and certain other customized derivative instruments. In addition, a Separate Investment Account may take advantage of opportunities with respect to certain other derivative instruments that are not presently contemplated for use by a Separate Investment Account or which are currently not available, but which may be developed, to the extent such opportunities are both consistent with the Portfolio Manager's investment strategy and the Fund's investment objective and legally permissible for the Fund. Special risks may apply to instruments that are invested in by a Separate Investment Account in the future, which risks cannot be determined at this time or until such instruments are developed or invested in by a Separate Investment Account.


     A swap is a contract under which two parties agree to make periodic payments to each other based on specified interest rates, an index or the value of some other instrument, applied to a stated, or "notional," amount. Swaps generally can be classified as interest rate swaps, currency swaps, commodity swaps or equity swaps, depending on the type of index or instrument used to calculate the payments. Such swaps would increase or decrease a Separate Investment Account's investment exposure to the particular interest rate, currency, commodity or equity involved. A swaption is an option entitling one party to enter into a swap agreement with the counterparty. In addition to swaps and swaptions, a Separate Investment Account may become a party to various other customized derivative instruments entitling the counterparty to certain payments on the gain or loss on the value of an underlying or referenced instrument. Certain swaps, options and other derivative instruments may be subject to various types of risks, including market risk, liquidity risk, counterparty credit risk, legal risk and operations risk. In addition, swaps and other derivatives can involve significant economic leverage and may, in some cases, involve significant risk of loss.


     Lending Portfolio Securities. The Fund may lend securities of a Separate Investment Account to domestic and foreign brokers, dealers and financial institutions. These loans will be secured by collateral (consisting of cash, U.S. Government Securities or irrevocable letters of credit) maintained in an amount equal to at least 100% of the market value, determined daily, of the loaned securities. The Fund may at any time call the loan and obtain the return of the securities loaned. The Fund will be entitled to payments equal to the interest and dividends on the loaned security and may receive a premium for lending the securities. Lending portfolio securities may result in income to the Fund, but there may be delays in the recovery of the loaned securities or a loss of rights in the collateral supplied should the borrower fail financially. Securities lending involves a form of leverage, and the Fund may incur a loss if securities purchased with the collateral from securities loans decline in value.

     When-Issued and Forward Commitment Securities. A Separate Investment Account may purchase securities on a "when-issued" basis and may purchase or sell securities on a "forward commitment" basis in order to hedge against anticipated changes in interest rates and prices. These transactions involve a commitment by the Separate Investment Account to purchase or sell securities at a future date (ordinarily one or two months later). The price of the underlying securities, which is generally expressed in terms of yield, is fixed at the time the commitment is made, but delivery and payment for the securities takes place at a later date. No income accrues on securities that have been purchased pursuant to a forward commitment or on a when-issued basis prior to delivery to the Separate Investment Account. When-issued securities and forward commitments may be sold prior to the settlement date. If a Separate Investment Account disposes of the right to acquire a when-issued security prior to its acquisition or disposes of its right to deliver or receive against a forward commitment, it may incur a gain or loss. These transactions by Separate Investment Accounts in the aggregate will be subject to the Fund's limitation on indebtedness unless, at the time the Separate Investment Account enters into such a transaction, a segregated account consisting of cash, U.S. Government Securities or liquid securities equal to the value of the when-issued or forward commitment securities is established and maintained. There is a risk that securities purchased on a when-issued basis may not be delivered and that the purchaser of securities sold on a forward basis will not honor its purchase obligation. In such cases, the Separate Investment Account may incur a loss.

     Restricted and Illiquid Investments. Although the Separate Investment Accounts will invest primarily in publicly traded securities, the Investment Advisory Agreement permits the Investment Adviser to invest up to 15% of the value of the Fund's total assets (measured at the time of investment) in investments that are illiquid. These investments may include restricted securities, which are securities that may not be sold to the public without an effective registration statement under the Securities Act of 1933, as amended (the "1933 Act"), or, if they are unregistered, may be sold only in a privately negotiated transaction or pursuant to an exemption from registration. In recognition of the increased size and liquidity of the institutional markets for unregistered securities and the importance of institutional investors in the formation of capital, the Securities and Exchange Commission has adopted Rule 144A under the 1933 Act, which is designed to further facilitate efficient trading among qualified institutional investors by permitting the sale of certain unregistered securities to qualified institutional buyers. To the extent privately placed securities held by any Separate Investment Account qualify under Rule 144A, and an institutional market develops for those securities, the Separate Investment Account likely will be able to dispose of the securities without registering them under the 1933 Act. To the extent that qualified institutional buyers become, for a time, uninterested in purchasing these securities, investing in Rule 144A securities could have the effect of increasing the level of the Fund's illiquidity. The Fund may adopt procedures under which certain Rule 144A securities will not be deemed to be subject to the 15% of total assets limitation on investments in illiquid securities, if certain criteria are satisfied with respect to those securities and the market therefor. Foreign securities that can be freely sold in the markets in which they are principally traded are not considered by the Fund to be restricted or illiquid. Regulation S under the 1933 Act permits the sale abroad of securities that are not registered for sale in the United States. Repurchase agreements with maturities of more than seven days will be treated as illiquid.

     Where registration is required to sell a security, the Fund may be obligated to pay all or part of the registration expenses, and a considerable period may elapse between the decision to sell and the time a Separate Investment Account may be permitted to sell a security under an effective registration statement. If, during such period, adverse market conditions were to develop, a Separate Investment Account might obtain a less favorable price than prevailed when it decided to sell. Restricted securities for which no market exists and other illiquid investments are valued at fair value as determined in accordance with procedures approved and periodically reviewed by the Board of Trustees.

     Restricted securities and illiquid investments involve the risk that the securities will not be able to be sold at the time desired by a Portfolio Manager or at prices approximating the value at which the Sepa-rate Investment Account is carrying the securities. As a result, in determining the proportion of the value of its total assets that will be invested in restricted and illiquid investments, the Fund will consider the need to maintain an adequate level of liquidity in its portfolio in order for the Fund to fund the repurchase of shares from shareholders without unnecessarily adversely impacting the value of the Fund's portfolio. See "Repurchase Offers" in the Prospectus.

     Temporary Investments. For defensive purposes, a Portfolio Manager may temporarily invest all or a substantial portion of its Separate Investment Account's assets in high quality debt securities, including money market instruments, or may temporarily hold cash or cash equivalents in such amounts as the Portfolio Manager deems appropriate under the circumstances. Securities will be deemed to be of high quality if they are rated in the top three categories by an NRSRO or, if unrated, are determined to be of comparable quality by the Investment Adviser. Money market instruments are high quality, short-term debt obligations (which generally have remaining maturities of one year or less), and may include: U.S. Government Securities; commercial paper; certificates of deposit and banker's acceptances issued by domestic branches of United States banks that are members of the Federal Deposit Insurance Corporation; and repurchase agreements for U.S. Government Securities. In lieu of purchasing money market instruments, a Portfolio Manager may purchase shares of money market mutual funds that invest primarily in U.S. Government Securities and repurchase agreements involving those securities, subject to certain limitations imposed by the 1940 Act.

     A Separate Investment Account may also invest in money market instruments or purchase shares of money market mutual funds pending investment of its assets in equity securities or non-money market fixed-income securities, or to maintain such liquidity as may be necessary to effect repurchases of shares or for other purposes.

     Repurchase agreements are agreements under which the Fund or a Separate Investment Account purchases securities from a bank that is a member of the Federal Reserve System, a foreign bank or a securities dealer that agrees to repurchase the securities from the Fund or a Separate Investment Account at a higher price on a designated future date. If the seller under a repurchase agreement becomes insolvent, the Fund's or a Separate Investment Account's right to dispose of the securities may be restricted, or the value of the securities may decline before the disposition of them. In the event of the commencement of bankruptcy or insolvency proceedings with respect to the seller of the securities before the repurchase of the securities under a repurchase agreement is accomplished, the Fund or a Separate Investment Account may encounter a delay and incur costs, including a decline in the value of the securities, before being able to sell the securities. If the seller defaults, the value of the securities may decline before the disposition of them. If the Fund or a Separate Investment Account enters into a repurchase agreement that is subject to foreign law and the other party defaults, the Fund or a Separate Investment Account may not enjoy protections comparable to those provided to certain repurchase agreements under U.S. bankruptcy law, and may suffer delays and losses in disposing of the collateral as a result. The Fund has adopted specific policies designed to minimize certain of the risks of loss from the Fund's repurchase agreement transactions.

                     INVESTMENT ADVISORY AND OTHER SERVICES

     Subject to the supervision and control of the Board of Trustees, the Investment Adviser manages the assets of the Fund and administers its business and affairs pursuant to an investment advisory agreement (the "Investment Advisory Agreement"). The Investment Advisory Agreement was approved by the Board (including a majority of the Independent Trustees), at a meeting held in person on January 10, 2002 and approved on January 14, 2002 by the then sole shareholder of the Fund. Prior to the commencement of the operation of the Fund, the Investment Adviser and the Fund entered into sub-investment advisory agreements with each Sub-Investment Adviser (each, a "Sub-Investment Advisory Agreement"). Each such Sub-Investment Advisory Agreement was approved by the Board (including a majority of the Independent Trustees) at a meeting held in person on February 13, 2002 and approved on February 13, 2002 by the then sole shareholder of the Fund.

     The Investment Adviser is responsible, subject to the supervision of the Board, for formulating a continuing investment program for the Fund. It makes all decisions regarding the Fund's assets, including monitoring compliance with the investment objective and policies of the Fund. The Investment Adviser makes all decisions regarding investment strategies and styles to be pursued by the Portfolio Managers on behalf of the Fund (subject to the supervision of the Board).


     The Investment Advisory Agreement provides that, in consideration for providing certain management services and for certain administrative services (provided by the Investment Adviser or an affiliate), the Investment Adviser shall be entitled to receive a management fee and Incentive Fees, as set forth under "Fees and Expenses" in the prospectus. The management fee and Incentive Fee arrangements between the Fund and the Investment Adviser were also approved in person by the Board (including a majority of the Independent Trustees) on January 10, 2002 and by vote of the then sole shareholder of the Fund on January 14, 2002.

     From March 27, 2002 (commencement of operations) through September 30, 2002, the Fund paid the Investment Adviser $426,593 in management fees and no incentive fees.


     Each Sub-Investment Advisory Agreement provides that, in consideration for providing certain portfolio management services (as described under "Investment Strategy--Industry Sectors" in the prospectus), each Sub-Investment Adviser shall be entitled to receive a management fee, as set forth under "Fees and Expenses" in the prospectus. The management fee arrangements between the Fund, the Investment Adviser and each Sub-Investment Adviser were approved in person by the Board (including a majority of the Independent Trustees) and by the Fund's sole shareholder.


     From March 27, 2002 (commencement of operations) through September 30, 2002, the Investment Adviser paid each Sub-Investment Adviser management fees as set forth in the table below.

            Sub-Adviser                           Management Fees
            -----------                          ----------------
            Alkeon Capital ...................        $34,645
            Kilkenny Capital .................        $34,930
            KBW Asset Management .............        $35,783


     The Investment Advisory Agreement generally provides that Incentive Fees with respect to any Separate Investment Account will be calculated and paid (if any) to the Investment Adviser at the end of each fiscal period, which will generally be on each fiscal year end of the Fund or more frequently in the event that the Fund is required to fund share repurchase requests at the end of any fiscal quarter. For purposes of calculating Incentive Fees in the event that the Portfolio Manager or group of associated Portfolio Managers of a Separate Investment Account is terminated (whether pursuant to the termination of the Sub-Investment Advisory Agreement or the Investment Advisory Agreement (as set forth below) or the termination of any such Portfolio Manager or group of associated Portfolio Managers, including due to their death or disability) at a time when the Fund has accrued an Incentive Fee for such Portfolio Manager's or group of associated Portfolio Managers' Separate Investment Account, the Investment Advisory Agreement provides that the Fund will treat the termination date as if such date were a Fiscal Period ending on the Fund's fiscal year end.

     Management services provided by the Investment Adviser will include, among others: supervising and managing the investment and reinvestment of, the Fund's assets and, in connection therewith, having complete discretion in purchasing and selling securities and other assets for the Fund and in voting, exercising consents and exercising all other rights appertaining to such securities and other assets on behalf of the Fund consistent with the investment objective, policies and restrictions of the Fund, subject to the overall supervision of the Board of Trustees; supervising continuously the investment program of the Fund and the composition of its investment portfolio and, in connection therewith, identifying, making arrangements for and retaining Portfolio Managers to assist in managing the Fund's assets and monitoring adherence by the Portfolio Managers to the investment strategies selected for use by the Fund; arranging for the purchase and sale of securities and other assets held in the investment portfolio of the Fund; and providing, or arranging to have provided, investment research to the Fund.

     Those certain administrative services provided by the Investment Adviser will include: overseeing the determination and publication of the Fund's net asset value in accordance with the Fund's policy with respect thereto as adopted from time to time by the Board of Trustees; overseeing the maintenance by the Fund's custodian and transfer agent and dividend disbursing agent of certain books and records of the Fund as required under Rule 31a-1(b)(4) of the 1940 Act and maintaining (or overseeing maintenance by such other persons as approved by the Board of Trustees) such other books and records required by law or for the proper operation of the Fund; overseeing the preparation and filing of the Fund's federal, state and local income tax returns and any other required tax returns; reviewing the appropriateness of and arranging for payment of the Fund's expenses; preparing for review and approval by officers of the Fund financial information for the Fund's semi-annual and annual reports to shareholders, proxy statements (if any) and other communications with shareholders, and arranging for the printing and dissemination of such reports and other communications to shareholders; preparing for review by officers of the Fund semi-annual and annual financial reports for the Fund required to be filed with the Securities and Exchange Commission ("SEC") on Form N-SAR and such other reports, forms and filings to or with the SEC as may required by the 1940 Act, the 1934 Act or the Advisers Act; preparing reports relating to the business and affairs of the Fund as may be mutually agreed upon and not otherwise appropriately prepared by the Fund's custodian, counsel or auditors; making such reports and recommendations to the Board of Trustees concerning the performance of the independent accountants as the Board of Trustees may reasonably request or deem appropriate; making such reports and recommendations to the Board of Trustees concerning the performance and fees of the Fund's custodian and transfer agent and dividend disbursing agent as the Board of Trustees may reasonably request or deem appropriate; overseeing and reviewing calculations of fees paid to the Fund's service providers; overseeing the Fund's portfolio and performing necessary calculations as required under Section 18 of the 1940 Act; consulting with the Fund's officers, independent accountants, legal counsel, custodian, accounting agent, transfer agent and dividend disbursing agent in establishing the accounting policies of the Fund and monitoring financial and shareholder accounting services; implementing the Fund's share repurchase program as authorized by the Board of Trustees; implementing the Fund's plan to sell additional shares on a continuous or periodic basis; determining amounts available for distribution as dividends and distributions to be paid to shareholders; preparing and arranging for the printing of dividend notices to shareholders; and providing the Fund's dividend disbursing agent and custodian with such information as is required for such parties to effect the payment of dividends and distributions and to implement the Fund's dividend reinvestment plan; preparing such information and reports as may be required by any banks from which the Fund borrows funds; providing such assistance to the Fund's custodian, counsel and auditors as generally may be required to properly carry on the business and operations of the Fund; assisting in the preparation and filing of Forms 3, 4, and 5 pursuant to Section 16 of the Securities Exchange Act of 1934, as amended, and Section 30(h) of the 1940 Act for the officers and Trustees of the Fund; responding to, or referring to the Fund's officers or transfer agent, shareholder (including any potential shareholder) inquiries relating to the Fund; and supervising any other aspects of the Fund's administration as may be agreed to by the Fund and the Investment Adviser.

     CIBC World Markets (or, after the Transaction, Fahnestock & Co.) and/or the Investment Adviser, in their sole discretion, from time to time may use their own resources (which, in the case of the Investment Adviser, may include profits from the fees it receives from the Fund) to pay additional compensation to brokers or dealers that are selling agents for the performance of certain of the administrative services set forth above (and for certain additional distribution services) in a one-time payment of up to 0.10% of the value of shares sold by such brokers and dealers and trail payments at an annual rate of up to 0.05% of the daily net asset value of the shares held by such brokers and dealers for their customers. Subject to the foregoing, CIBC World Markets (or, after the Transaction, Fahnestock & Co.) and the Investment Adviser may, in their sole discretion, increase or decrease the amount of additional compensation they make from their own resources to such brokers or dealers.

     The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide for indemnification by the Fund of the Investment Adviser or the Sub-Investment Adviser and each of their respective members, managers, officers, employees, agents, associates and controlling persons and the directors, partners, members, officers, employees and agents thereof (including any individual who serves at the Investment Adviser's (or the Sub-Investment Adviser's) request as director, officer, partner, member, trustee or the like of another entity) (each such person being an "Indemnitee") against any liabilities and expenses, including amounts paid in satisfaction of judgments, in compromise or as fines and penalties, and counsel fees (all as provided in accordance with applicable state law) reasonably incurred by them in connection with, or resulting from, their actions or inactions in connection with the performance of or under the Investment Advisory Agreement or a Sub-Investment Advisory Agreement. Indemnification is (or will be) available only to the extent the loss, claim, liability or expense did not result from willful misfeasance, bad faith or gross negligence in the performance by the persons seeking indemnification of their duties, or the reckless disregard of their obligations and duties, under the Investment Advisory Agreement (or any Sub-Investment Advisory Agreement).

     The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide that each will continue in effect for two years and that, after the initial period of effectiveness, will continue in effect for successive 12 month periods, provided that such continuance is specifically approved at least annually by the vote of a majority of the Board of Trustees who are not parties to the agreement or interested persons of any such party cast in person at a meeting called for the purpose of voting on such continuance, and either: (i) the vote of a majority of the outstanding shares of the Fund; or (ii) the vote of a majority of the full Board of Trustees of the Fund. The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provides that it may be terminated at any time, without the payment of any penalty, either by: (1) the Fund, by action of the Board of Trustees or by vote of a majority of the outstanding shares of the Fund, on 60 days' written notice; or (2) the Investment Adviser (or the Sub-Investment Adviser) on 60 days' written notice to the Fund. The Investment Advisory Agreement and each Sub-Investment Advisory Agreement provide that each will terminate immediately in the event of "assignment" (as defined in the 1940 Act).

Change of Control of Investment Adviser

     On January 2, 2003, Fahnestock Viner Holdings Inc. ("Fahnestock"), its subsidiary, Fahnestock & Co., Inc. ("Fahnestock & Co."), CIBC World Markets and Canadian Imperial Bank of Commerce entered into an agreement pursuant to which Fahnestock & Co. would, subject to certain conditions, acquire the asset management business of CIBC World Markets (the "Transaction"), including its ownership in, and control of the Investment Adviser. Consummation of the Transaction will result in a change of control of the Investment Adviser and, thus, as required by the 1940 Act will result in automatic termination of the existing Investment Advisory Agreement that the Fund and the Investment Adviser are parties to and the existing Sub-Investment Advisory Agreements that the Fund, the Investment Adviser and the Fund's sub-investment advisers, Alkeon Capital, Kilkenny Capital and KBW Asset Management, are parties to.

     Consummation of the Transaction will result in a change of control of the Investment Adviser and, thus, as required by the 1940 Act will result in automatic termination of the existing Investment Advisory Agreement that the Fund and the Investment Adviser are parties to and the existing Sub-Investment Advisory Agreements that the Fund, the Investment Adviser and Alkeon Capital, Kilkenny Capital and KBW Asset Management, are parties to.

     The Investment Adviser intends to continue to serve as the Investment Adviser to the Fund after the Transaction. In addition, each of Alkeon Capital, Kilkenny Capital and KBW Asset Management intends to continue to serve as a Sub-Investment Adviser to the Fund after the Transaction. Fahnestock has advised the Board that it does not have any plans to materially alter the investment advisory services provided to the Fund as a result of the transaction or to make any change in the key personnel responsible for overseeing the investment activities of the Fund.

     In anticipation of the consummation of the Transaction, and to provide continuity in investment management services, the Board of Trustees, including a majority of the Independent Trustees, at a meeting held on January 24, 2003, approved a new investment advisory agreement and new sub-investment advisory agreements, and fees payable thereunder, and directed that such new investment advisory agreement and new sub-investment advisory agreements be submitted to the shareholders of the Fund for approval. Except for new effective dates, such new agreements are the same as the existing agreements, including with respect to advisory fees.


     The Transaction is anticipated to close on or about April 30, 2003; however, it is subject to a number of conditions, including regulatory approvals. In the event the proposed new investment advisory agreement and new sub-investment advisory agreements (or any of them) are not approved by shareholders and the Transaction is consummated, the Board, in the case of the new investment advisory agreement, will promptly consider alternatives to ensure continuing investment management services for the Fund and, in the case of any new sub-investment advisory agreement, will promptly consider alternatives to ensure continuing investment management services for the applicable Separate Investment Account. If for any reason the Transaction is not consummated, the existing Investment Advisory Agreement and Sub-Investment Advisory Agreements will remain in effect in accordance with their respective terms, even if the agreements are each approved by shareholders. Should this occur, the Board would consider what action might be appropriate, which could include liquidating the Fund or finding a substitute Investment Adviser.

Independent Trustees



                                                                                                        (5)
                                                                                                     Number of          (6)
                                                                                                   Portfolios in       Other
                               (2)           (3)                                                    Fund Complex   Directorships
                           Position(s)     Term of                                                  Overseen by       Held by
                               Held        Office/                        (4)                        Manager or      Manager or
         (1)                 with the     Length of             Principal Occupation(s)             Nominee for     Nominee for
Name, Address and Age          Fund      Time Served              During Past 5 Years                 Manager         Manager
---------------------     ------------  ------------  ------------------------------------------  --------------  ---------------
Luis Rubio .............  Trustee       Indefinite/   Dr. Rubio is President of Centro de               9           See column (4)
Centro de Investigacion                 Since         Investigation Para el Desarrollo, A.C.
Para El Desarrollo, A.C.                January 21,   (Center of Research Development), an
Jaime Balmes No. 11, D-2                2002          Adjunct Fellow of the Center for Strategic
Los Morales Polanco                                   and International Studies, a Member of the
Mexico, D.F. 11510                                    Advisory Board of the National Council of
Age 47                                                Science and Technology of Mexico and a
                                                      Director of the Human Rights
                                                      Commission of Mexico City. He is a
                                                      Director of India Fund and Asia Fund,
                                                      which affiliates of the Adviser serve as
                                                      investment adviser; a Director of CIBC
                                                      Oppenheimer Technology Partners, L.L.C.
                                                      ("Technology Partners"), for which an
                                                      affiliate of the Investment Adviser serves
                                                      as investment adviser; and a Director of
                                                      certain other offshore private investment
                                                      funds; an Individual General Partner of
                                                      Augusta Partners, L.P. ("Augusta") and
                                                      Troon Partners, L.P. ("Troon"),
                                                      investment companies for which affiliates
                                                      of the Investment Adviser serve as
                                                      investment adviser; a member of the Board
                                                      of Managers of Alyeska Fund, L.L.C.
                                                      ("Alyeska"), Sawgrass Fund, L.L.C.
                                                      ("Sawgrass") and Whistler Fund, L.L.C.
                                                      ("Whistler"); a member of the
                                                      Management Board of Deauville Europe
                                                      Fund, L.L.C. ("Deauville"), for which an
                                                      affiliate of the Investment Adviser serves
                                                      as investment adviser


                                                                                                            (5)
                                                                                                         Number of          (6)
                                                                                                       Portfolios in       Other
                                   (2)           (3)                                                    Fund Complex   Directorships
                               Position(s)     Term of                                                  Overseen by       Held by
                                   Held        Office/                        (4)                        Manager or      Manager or
         (1)                     with the     Length of             Principal Occupation(s)             Nominee for     Nominee for
Name, Address and Age              Fund      Time Served              During Past 5 Years                 Manager         Manager
---------------------         ------------  ------------  ------------------------------------------  --------------  --------------
Sol Gittleman ............... Trustee       Indefinite/   Mr. Gittleman is the Nathan and Alice            6          See column (4)
Ballou Hall,                                Since         Gantcher Distinquished Professor of
Tufts University,                           January 21,   Judaic Studies at Tufts University since
Medford, MA 02155.                          2002          2002. Prior to that, he was Senior Vice
Age 69                                                    President and Provost of Tufts
                                                          University since 1981. He is a Director of
                                                          Technology Partners, as well as
                                                          Individual General Partner of Augusta
                                                          and Troon, investment companies for
                                                          which affiliates of the Investment
                                                          Adviser serve as investment adviser, and
                                                          a member of the Board of Managers of
                                                          Sawgrass and a member of the
                                                          Management Board of Deauville, for
                                                          which an affiliate of the Investment
                                                          Adviser serves as investment adviser

Janet L. Schinderman ........ Trustee       Indefinite/   Ms. Schinderman has been Associate               7          See column (4)
Columbia Business School                    Since         Dean for Special Projects and Secretary to
Office of the Dean                          January 21,   the Board of Overseers at Columbia
101 Uris Hall                               2002          Business School of Columbia University
Columbia                                                  since 1990. From 1987 to 1990, she served
New York, NY 10027                                        as Executive Assistant to the President at
Age 51                                                    the Illinois Institute of Technology.
                                                          Ms. Schinderman is also an Individual
                                                          General Partner of Augusta and Troon,
                                                          investment companies for which affiliates
                                                          of the Investment Adviser serve as
                                                          investment adviser; a member of the Board
                                                          of Managers of Alyeska, Sawgrass and
                                                          Whistler, for which an affiliate of the
                                                          Investment Adviser serves as investment
                                                          adviser; a member of the Management
                                                          Board of Deauville, for which an affiliate
                                                          of the Investment Adviser serves as
                                                          investment adviser.

Interested Trustee

Howard M. Singer* ........... Trustee       Indefinite/   Mr. Singer is a Managing Director, Asset         12         none
CIBC World Markets Corp.                    Since         Management, CIBC World Markets
622 Third Avenue                            January 21,   Corp. He is an Individual General
8th Floor                                   2002          Partner of Augusta and Troon,
New York, NY 10017                                        investment companies for which affiliates
Age 39                                                    of the Investment Adviser serve as
                                                          investment adviser; a member of the
                                                          Board of Managers of Alyeska,
                                                          Sawgrass, Stratigos, Xanthus, Whistler
                                                          and Wynstone, for which an affiliate of
                                                          the Investment Adviser serves as
                                                          investment adviser; a member of the
                                                          Management Board of Deauville, for
                                                          which an affiliate of the Investment
                                                          Adviser serves as investment adviser; a
                                                          Director of India Fund and Asia Fund,
                                                          for which affiliates of the Investment
                                                          Adviser serve as investment adviser.

----------------
* Trustee who is an "interested person," as defined by the 1940 Act, of the Fund.

     Each of the Trustees was elected to the Board by the sole shareholder of the Fund.


     The Trustees serve on the Board for terms of indefinite duration. A Trustee's position in that capacity will terminate if the Trustee is removed, resigns or is subject to various disabling events such as death, incapacity or bankruptcy. A Trustee may resign, subject to giving 90 days' prior written notice to the other Trustees, and may be removed for cause only, and not without cause, by action taken by a majority of the remaining Trustees followed by the holders of at least 75% of the shares than entitled to vote. In the event of any vacancy in the position of a Trustee, the remaining Trustees may appoint an individual to serve as a Trustee, so long as immediately after the appointment at least two-thirds (2/3) of the Trustees then serving have been elected by the shareholders. The Board may call a meeting of shareholders to fill any vacancy in the position of a Trustee, and must do so within 60 days after any date on which Trustees who were elected by the shareholders cease to constitute a majority of Trustees then serving.

     Mr. Rubio is not a U.S. resident and substantially all of his assets may be located outside of the United States. Mr. Rubio does not have an agent for service of process in the United States. As a result, it may be difficult for U.S. investors to effect service of process upon Mr. Rubio within the United States or to realize judgments of courts of the United States predicated upon civil liabilities under the federal securities laws of the United States. In addition, it is not certain that civil liabilities predicated upon the federal securities laws on which a valid judgment of a court in the United States is obtained would be enforceable in the courts of the jurisdiction in which Mr. Rubio resides.

     The following table sets forth certain information regarding the compensation received by the Trustees who are not "interested persons" (as defined by the 1940 Act) of the Fund or the Investment Adviser (the "Independent Trustees") from the Fund and from all registered investment companies for which the Investment Adviser or one of its affiliates serve as investment adviser for the calendar year ending December 31, 2002. No compensation is paid by the Fund to Trustees who are "interested persons" (as defined by the 1940 Act) of the Fund or the Investment Adviser.

Compensation Table


                                                     Pension or                              Total Compensation
                                                Retirement Benefits     Estimated Annual          from CIBC
                               Compensation      Accrued as Part of       Benefits Upon         World Marktes
      Name of Trustee          From Fund(1)        Fund Expenses           Retirement        Registered Funds
---------------------------   --------------   ---------------------   ------------------   --------------------
Sol Gittleman .............      $7,627               0                       0                 $27,127
Luis Rubio ................      $8,227               0                       0                 $48,827
Janet Schinderman .........      $8,927               0                       0                 $32,327
Howard M. Singer ..........      $0                   0                       0                 $0


----------------



Equity Securities Owned by Trustees

                                                                        (3)
                                         (2)             Aggregate Dollar Range of Equity
                                   Dollar Range of      Securities in All Funds Overseen or
              (1)                 Equity Securities        to be Overseen by Trustee in
       Name of Trustee               in the Fund          Family of Investment Companies
------------------------------   -------------------   ------------------------------------
Sol Gittleman ................          None                           None
Luis Rubio ...................          None                           None
Janet L. Schinderman .........          None                           None
Howard M. Singer .............   $50,001-$100,000                 Over $100,000

     As of December 31, 2002, the Independent Trustees, and their immediate family members, did not beneficially own or own of record securities in the Investment Adviser or CIBC World Markets or any persons (other than registered investment companies) directly or indirectly controlling, controlled by or under common control with the Investment Adviser or CIBC World Markets.

     Currently, the Independent Trustees will each be paid an annual retainer of $7,000 and per meeting fees of $700 (or $100 in the case of telephonic meetings) by the Fund, and will be reimbursed by the Fund for their reasonable out-of-pocket expenses. The Trustees do not and will not receive any pension or retirement benefits from the Fund.

     The Board has formed an Audit Committee which meets semi-annually at a minimum, and may meet more frequently as needed, which is comprised of the Independent Trustees. The functions of the Audit Committee are: (i) to oversee the Fund's accounting and financial reporting policies and practices, its internal controls and, as the Audit Committee may deem necessary or appropriate, the internal controls of certain service providers; (ii) to oversee the quality and objectivity of the Fund's financial statements and the independent audit thereof; and (iii) to the extent there are Trustees who are not members of the Audit Committee, to act as a liaison between the Fund's independent auditors and the Board.

Fund Officers

     In accordance with the Declaration of Trust, the Board has selected the following persons to serve as officers of the Fund:


                                                         Term of Office
                                   Position(s)           and Length of                   Principal Occupation(s)
 Name, Address(1) and Age     Held With The Fund(2)       Time Served                      During Past 5 Years
--------------------------   -----------------------   -----------------   --------------------------------------------------
Bryan McKigney ...........   President and             One year/           Mr. McKigney is a Managing Director and the Chief
Age 43                       Secretary                 Since January 2002  Administrative Officer at CIBC World Markets.
                                                                           Mr. McKigney has been in the financial services
                                                                           industry since 1981.

A. Tyson Arnedt ..........   Vice President            One year/           Mr. Arnedt is an Executive Director of CIBC
Age 41                                                 Since January 2002  World Markets. Mr. Arnedt, who is an attorney by training, is a member of CIBC World Markets'
                                                                           Alternative Investments Group. Prior to joining
                                                                           CIBC World Markets in 1998, he was an associate
                                                                           attorney in the New York offices of Dechert
                                                                           (1997-1998) and Seward & Kissel (1992-1997).

Alan E. Kaye .............   Treasurer                 One year/           Mr. Kaye is an Executive Director, Finance, of
Age 51                                                 Since January 2002  CIBC World Markets. Mr. Kaye has been in the financial services industry with CIBC World
                                                                           Markets and its predecessors since 1976. Mr. Kaye
                                                                           is a member of CIBC World Markets Asset
                                                                           Management Division's Pricing Committee.
                                                                           Mr. Kaye also serves as Treasurer of the India
                                                                           Fund and the Asia Fund.

Todd Ladda ...............   Vice President            One year/           Mr. Ladda is a Managing Director and Director of
Age 40                                                 Since January 2002  Marketing for The Alternative Investments
                                                                           Group at CIBC World Markets. In addition to his
                                                                           marketing responsibilities, he serves on the
                                                                           group's Risk Management and Due Diligence
                                                                           Investment committees.

Barbara Pires ............   Vice President            One year/           Barbara Pires is Executive Director, Compliance,
Age 50                                                 Since January 2002  of CIBC World Markets Asset Management
                                                                           Division. Ms. Pires has been in the securities
                                                                           industry since 1970, and currently heads up the
                                                                           division's compliance team.

----------------
(1) The address of each officer is c/o CIBC World Markets Corp., 622 Third Avenue, 8th Floor, New York, New York 10017.

(2)  Officers are not compensated by the Fund.

        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     As of January 31, 2003, certain Trustees and the Investment Adviser, and all Trustees and officers of the Trust as a group held of record the following shares.

                                                                        Amount and Nature
                                                                          of Beneficial
     Title of Class        Name and Address of Beneficial Owner(1)          Ownership         Percent of Class
     --------------       -----------------------------------------   --------------------   -----------------
Common Shares .........   Howard M. Singer                            4,371.09 shares(2)             *

                          Trustees and officers
                          as a group                                  5,423.72 shares                *

----------------
*    Less than one percent.
(1) The address for all is c/o CIBC World Markets Corp., 622 Third Ave., 8th Floor, New York, NY 10017.
(2) Includes 1,094.74 shares beneficially owned by Mr. Singer's wife for which Mr. Singer disclaims beneficial ownership.


                  ADDITIONAL POTENTIAL CONFLICTS OF INTEREST

Participation in Investment Opportunities

     The Investment Adviser may provide, and the Sub-Investment Advisers (or their affiliates) provide, investment advice for certain private investment funds and may be appointed in the future to serve as the investment adviser or portfolio manager to other registered investment companies, private investment partnerships or managed accounts that may pursue investment strategies similar to that of the Fund (the "Similar Accounts"). As a general matter, the Investment Adviser (subject to any policies established by the Board) will consider participation by the Fund in all appropriate investment opportunities that are under consideration by the Investment Adviser or the Sub-Investment Advisers for investment for the Similar Accounts. There may be circumstances, however, under which the Investment Adviser or the Sub-Investment Advisers will cause one (or more) of the Similar Accounts to commit a different percentage of its assets to an investment opportunity than the Investment Adviser or the Portfolio Managers will cause the Fund to commit its (or any Separate Investment Account's) assets. There may also be circumstances under which the Investment Adviser or the Sub-Investment Advisers will consider or recommend participation by the Similar Accounts in investment opportunities in which the Investment Adviser or such associated Portfolio Manager does not intend to invest on behalf of the Fund.

     The Investment Adviser will evaluate for the Fund, and it is anticipated that the Sub-Investment Advisers will evaluate for each Similar Account, a variety of factors that may be relevant in determining whether, and to what extent, a particular investment opportunity or strategy is appropriate and feasible for the Fund (a Separate Interest Account) or a Similar Account at a particular time, including, but not limited to, the following: (i) the nature of the investment opportunity taken in the context of the other investments at the time; (ii) the liquidity of the investment relative to the needs of the particular entity or account; (iii) the availability of the opportunity (e.g., size of obtainable position); (iv) the transaction costs involved; and (v) the investment or regulatory limitations applicable to the particular entity or account. Because these considerations may differ for the Fund and the Similar Accounts in the context of any particular investment opportunity, the investment activities of the Fund and the Similar Accounts may differ from time to time. In addition, the fees and expenses of the Fund may differ from those of the Similar Accounts. Accordingly, prospective Investors should note that the future performance of the Fund and the Similar Accounts may vary.

     When the Investment Adviser and a Portfolio Manager/Sub-Investment Adviser determine that it would be appropriate for the Fund and one or more Similar Accounts, respectively, to participate in an investment opportunity at the same time, orders will be aggregated, placed and allocated on a basis believed to be fair and equitable, consistent with the Investment Adviser's responsibilities under the Advisers Act and the 1940 Act and Investment Adviser's and the Sub-Investment Adviser's own internal procedures. Decisions in this regard are necessarily subjective and there is no requirement that the Fund participate, or participate to the same extent as the Similar Accounts, in all trades. However, no participating entity or account will receive preferential treatment over any other and the Investment Adviser and the Sub-Investment Advisers will take steps to ensure that no participating entity or account (including the Fund) will be systematically disadvantaged by the aggregation, placement or allocation of orders. Because investment decisions for each Separate Investment Account are made by Portfolio Managers, who will be responsible for placing orders for their Separate Investment Account, orders for the three Separate Investment Accounts will not be aggregated together but may be aggregated with orders placed by the Sub-Investment Advisers.

     Situations may occur where the Fund could be disadvantaged because of the investment activities conducted by Portfolio Managers or the Sub-Investment Advisers. These situations may be based on, among other things, the following:
(i) legal restrictions on the combined size of positions that may be taken for the Fund and the Similar Accounts, thereby limiting the size of the Fund's position; (ii) the difficulty of liquidating an investment for the Fund and the Similar Accounts where the sale of the combined positions cannot be absorbed; or (iii) the determination that a particular investment is warranted only if hedged with an option or other instrument and there is a limited availability of these options or other instruments.

     The members of the Investment Adviser, and their directors, managers, officers and employees (including the Portfolio Managers) and other affiliated persons may buy and sell securities or other investments for their own accounts and may have actual or potential conflicts of interest with respect to investments made on behalf of the Fund. As a result of differing trading and investment strategies or constraints, positions may be taken by directors, officers and employees of CIBC World Markets, the Investment Adviser, a Portfolio Manager or a Sub-Investment Adviser that are the same, different or made at a different time than positions taken for the Fund. In order to mitigate the possibility that the Fund (or investors) will be adversely affected by this personal trading, the Fund and the Investment Adviser have adopted a Joint Code of Ethics and each Sub-Investment Adviser has adopted a Code of Ethics in compliance with Section 17(j) of the 1940 Act that restricts securities trading in the personal accounts of investment professionals and others who normally come into possession of information regarding the Fund's portfolio transactions. The Joint Code of Ethics and each Sub-Investment Adviser's code of ethics can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-202-942-8090. The Joint Code of Ethics and each Sub-Investment Adviser's code of ethics are also available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov, and copies of the Joint Code of Ethics and each Sub-Investment Adviser's code of ethics may be obtained, after paying a duplicating fee, by E-mail at publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, D.C. 20549-0102.

Other Matters

     The Investment Adviser and the Sub-Investment Advisers will not purchase securities or other property from, or sell securities or other property to, the Fund except that CIBC World Markets, Fahnestock & Co. (after consummation of the Transaction), Mainsail Group, LLC (an affiliate of Alkeon Capital), or Keefe, Bruyette & Woods may act as broker for the Fund in effecting securities transactions. See "Brokerage." In addition, the Fund may effect certain principal transactions in securities with one or more Other Accounts, except for accounts in which a Sub-Investment Adviser or any affiliate thereof serves as a general partner or certain accounts in which it has a financial interest (other than an interest that results solely from a Sub-Investment Adviser's or any affiliate's appointment as an investment adviser or portfolio manager to the account). These transactions would be effected in circumstances where the Investment Adviser has determined that it would be appropriate for the Fund to purchase and it has been determined that it would be appropriate for such Other Account to sell, or the Fund to sell and such Other Account to purchase, the same security or instrument on the same day. The purchases and sales will be made pursuant to procedures adopted by the Fund pursuant to Rule 17a-7 under the 1940 Act. Among other things, those procedures are intended to ensure that: (i) each transaction will be effected for cash consideration at the current market price of the particular securities; (ii) no transaction will involve restricted securities or other securities for which market quotations are not readily available; and (iii) no brokerage commissions, fees (except for customary transfer fees) or other remuneration will be paid in connection with the transaction.

     The Fund is not permitted to purchase or sell securities of any issuer as to which the Investment Adviser has obtained material, non-public information, until such time as the information is no longer material or has become publicly known. This policy could adversely affect the Fund's investment performance because the Fund may (i) hold securities of an issuer with respect to which the Investment Adviser has adverse information, or (ii) not purchase securities of any issuer with respect to which the Investment Adviser has favorable information.

     As a result of the investment banking and corporate finance activities of CIBC World Markets or CIBC (and, after consummation of the Transaction, Fahnestock & Co.), the Fund may be subject to future restrictions on its ability to purchase or sell certain securities. Additionally, the Fund may purchase securities during the existence of an underwriting or selling syndicate in which CIBC World Markets (and, after consummation of the Transaction, Fahnestock & Co.) or any of its affiliates, Mainsail Group, LLC or Keefe, Bruyette & Woods is participating only subject to certain conditions. This could have an adverse impact on the Fund's investment performance.

     Under the Bank Holding Company Act and other U.S. banking laws, and the rules, regulations, guidelines and policies of the regulatory agencies and the staff thereof, CIBC World Markets and its affiliates are subject to restrictions on the transactions that they may make with the Fund, and their restrictions may affect the investments made by the Fund.

     Future investment activities of CIBC World Markets (or its affiliates) (and, after consummation of the Transaction, Fahnestock & Co.) or the Sub-Investment Advisers and their principals, partners, directors, officers or employees, including the Portfolio Managers, may give rise to additional conflicts of interest.

                                     TAXES

Federal Income Taxation of the Fund

     The Fund intends to elect and to qualify, and intends to continue to qualify each year, to be treated as a regulated investment company under Subchapter M of the Internal Revenue Code of 1986, as amended. To qualify as a regulated investment company, the Fund must comply with certain requirements relating to, among other things, the sources of its income and diversification of its assets. If the Fund so qualifies and distributes each year to its shareholders at least 90% of its investment company taxable income (generally including ordinary income and net short-term capital gain, but not net capital gain, which is the excess of net long-term capital gain over net short-term capital loss) and meets certain other requirements, it will not be required to pay federal income taxes on any income it distributes to shareholders. The Fund intends to distribute at least the minimum amount necessary to satisfy the 90% distribution requirement. The Fund will not be subject to federal income tax on any net capital gain distributed to shareholders.

     To avoid a 4% excise tax, the Fund will be required to distribute by December 31st of each year at least an amount equal to the sum of (i) 98% of its ordinary income for such year and (ii) 98% of its capital gain net income (the latter of which generally is computed on the basis of the one-year period ending on October 31st of such year), plus any amounts that were not distributed in previous taxable years. For purposes of the excise tax, any ordinary income or capital gain net income retained by, and subject to federal income tax in the hands of, the Fund will be treated as having been distributed.

     If the Fund failed to qualify as a regulated investment company or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be taxed as an ordinary corporation on its taxable income (even if such income were distributed to its shareholders) and all distributions out of earnings and profits would be taxed to shareholders as ordinary income. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a regulated investment company.

Nature of the Fund's Investments

     Certain of the Fund's investment practices are subject to special and complex federal income tax provisions that may, among other things, (i) disallow, suspend or otherwise limit the allowance of certain losses or deductions, (ii) convert lower taxed long-term capital gain into higher taxed short-term capital or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited),
(iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the timing as to when a purchase or sale of stock or securities is deemed to occur and (vi) adversely alter the characterization of certain complex financial transactions.

Distributions to Shareholders

     Distributions of the Fund's investment company taxable income are taxable to shareholders as ordinary income to the extent of the Fund's earnings and profits. Distributions of the Fund's net capital gain as capital gain dividends, if any, are taxable to shareholders as long-term capital gains regardless of the length of time shares of the Fund have been held by such shareholders. Distributions in excess of the Fund's earnings and profits will first reduce the adjusted tax basis of a holder's shares and, after such adjusted tax basis is reduced to zero, will constitute capital gains to such holder (assuming such shares are held as a capital asset). The Fund will inform shareholders of the source and tax status of all distributions promptly after the close of each calendar year. Distributions from the Fund generally will not be eligible for the corporate dividends received deduction.

     Although dividends generally will be treated as distributed when paid, dividends declared in October, November, or December, payable to shareholders of record on a specified date in such month and paid during January of the following year will be treated as having been distributed by the Fund and received by the shareholders on the December 31st prior to the date of payment. In addition, certain other distributions made after the close of a taxable year of the Fund may be "spilled back" and treated as paid by the Fund (except for purposes of the 4% excise tax) during such taxable year. In such case, shareholders will be treated as having received such dividends in the taxable year in which the distribution was actually made.

     Income from investments in foreign securities received by the Fund may be subject to income, withholding or other taxes imposed by foreign countries and United States possessions. Such taxes will not be deductible or creditable by shareholders. Tax conventions between certain countries and the United States may reduce or eliminate such taxes.

     Certain foreign currency gains and losses attributable to currency exchange rate fluctuations are treated as ordinary income or loss. Such income (or loss) may increase (or decrease) the Fund's income available for distribution.

Sale of Shares

     A shareholder will recognize a gain or loss on the sale of shares (other than a repurchase as described below) equal to the difference between their adjusted basis in the shares sold and the amount received. Generally, any such gain or loss will be considered capital gain or loss if the shares are held as capital assets, and will be treated as a long-term capital loss if the shares have been held for more than one year. However, any loss recognized upon a taxable sale of shares held for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividends received with respect to such shares.

Repurchase of Shares

     The repurchase of shares by the Fund generally will be a taxable transaction for federal income tax purposes, either as a sale or exchange or, under certain circumstances, as a dividend. A repurchase of shares generally will be treated as a sale or exchange if the receipt of cash by the shareholder results in a "complete redemption" of the shareholder's interest in the Fund or is "substantially disproportionate" or "not essentially equivalent to a dividend" with respect to the shareholder. In determining whether any of these tests have been met, shares actually owned and shares considered to be owned by the shareholder by reason of certain constructive ownership rules generally must be taken into account. If any of the tests for sale or exchange treatment is met, a shareholder will recognize gain or loss on a redemption equal to the difference between the amount of cash received by the shareholder and the tax basis of the shares redeemed. If such shares are held as a capital asset, the gain or loss will be a capital gain or loss.

     If none of the tests for sale or exchange treatment is met, the amount received by a shareholder on a redemption of shares will be taxable to the shareholder as a dividend to the extent of such shareholder's allocable share of the Fund's current or accumulated earnings and profits. Thus, a shareholder's tax basis in the shares redeemed will not reduce the amount received that is taxable as a dividend. The excess of such amount received over the portion that is taxable as a dividend would constitute a non-taxable return of capital (to the extent of the shareholder's tax basis in the shares sold), and any amount in excess of the shareholder's tax basis would constitute taxable gain. Any remaining tax basis in the shares tendered to the Fund will be transferred to any remaining shares held by such shareholder. In addition, if a tender of shares is treated as a dividend to a tendering shareholder, a constructive dividend may result to a non-tendering shareholder whose proportionate interest in the earnings and assets of the Fund has been increased by such tender. The Fund believes, however, that the nature of such repurchases will be such that a tendering shareholder will qualify for sale or exchange treatment as opposed to dividend treatment.


Withholding on Payments to Non-U.S. Shareholders

     A shareholder who is not (i) a citizen or resident of the United States,
(ii) a corporation or partnership created or organized under the laws of the United States or any state thereof, (iii) an estate, the income of which is subject to United States federal income taxation regardless of its source or
(iv) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States fiduciaries who have the authority to control all substantial decisions of the trust (a "Non-U.S. Shareholder") generally will be subject to withholding of United States federal income tax at a 30% rate (or lower applicable treaty rate) on dividends from the Fund (other than capital gain dividends) that are not "effectively connected" with a United States trade or business carried on by such shareholder provided that such shareholder furnishes to the Fund a properly completed Internal Revenue Service Form W-8BEN certifying its non-United States status.

     Non-effectively connected capital gain dividends and gains realized from the sale of shares will not be subject to United States federal income tax in the case of (i) a Non-U.S. Shareholder that is a corporation and (ii) an individual Non-U.S. Shareholder who is not present in the United States for more than 182 days during the taxable year (assuming that certain other conditions are met). However, certain Non-U.S. Shareholders may nonetheless be subject to backup withholding and information reporting on capital gain dividends and gross proceeds paid to them upon the sale of their shares. See "Backup Withholding" and "Information Reporting" below.

     If income from the Fund or gains realized from the sale of shares are effectively connected with a Non-U.S. Shareholder's United States trade or business, then such amounts will not be subject to the

30% withholding described above, but rather will be subject to United States federal income tax on a net basis at the tax rates applicable to United States citizens or domestic corporations. To establish that income from the Fund or gains realized from the sale of shares are effectively connected with a United States trade or business, a Non-U.S. Shareholder must provide the Fund with a properly completed Internal Revenue Service Form W-8ECI certifying that such amounts are effectively connected with the Non-U.S. Shareholder's United States trade or business. Non-U.S. Shareholders that are corporations may also be subject to an additional "branch profits tax" with respect to income from the Fund that is effectively connected with a United States trade or business.

     The tax consequences to a Non-U.S. Shareholder entitled to claim the benefits of an applicable tax treaty may be different from those described in this section. To claim tax treaty benefits, Non-U.S. Shareholders will be required to provide the Fund with a properly completed Internal Revenue Service Form W-8BEN certifying their entitlement thereto. In addition, in certain cases where payments are made to a Non-U.S. Shareholder that is a partnership or other pass-through entity, persons holding an interest in the entity will need to provide the required certification. For example, an individual Non-U.S. Shareholder that holds shares in the Corporation through a non-United States partnership must provide an Internal Revenue Service Form W-8BEN to the Fund to claim the benefits of an applicable tax treaty. Non-United States investors are advised to consult their advisers with respect to the tax implications of purchasing, holding and disposing of shares of the Fund.

Backup Withholding

     The Fund may be required to withhold federal income tax ("backup withholding") from dividends and gross proceeds from the sale of shares paid to non-corporate shareholders. This tax may be withheld from dividends if (i) the shareholder fails to properly furnish the Fund with its correct taxpayer identification number or to certify its foreign status (in the case of a Non-U.S. Shareholder), (ii) the Internal Revenue Service notifies the Fund that the shareholder has failed to properly report certain interest and dividend income to the Internal Revenue Service and to respond to notices to that effect or (iii) when required to do so, the shareholder fails to certify that he or she is not subject to backup withholding. Gross proceeds from the sale of shares may be subject to backup withholding under the circumstances described in (i) above.

     Generally, dividends paid to Non-U.S. Shareholders that are subject to the 30% federal income tax withholding described above under "Withholding on Payments to Non-U.S. Shareholders" are not subject to backup withholding. To avoid backup withholding on capital gain dividends and gross proceeds from the sale of shares, Non-U.S. Shareholders must provide a properly completed Internal Revenue Service Form W-8BEN certifying their non-United States status.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from payments made to a shareholder may be refunded or credited against such shareholder's United States federal income tax liability, if any, provided that the required information is furnished to the Internal Revenue Service.

Information Reporting

     The Fund must report annually to the Internal Revenue Service and to each shareholder the amount of dividends, capital gain dividends and gross proceeds paid to such shareholder and the amount, if any, of tax withheld pursuant to backup withholding rules with respect to such amounts. In the case of a Non-U.S. Shareholder, the Fund must report to the Internal Revenue Service and such shareholder the amount of dividends, capital gain dividends or gross proceeds paid that are subject to withholding (including backup withholding, if any) and the amount of tax withheld with respect to such amounts. This information may also be made available to the tax authorities in the Non-U.S. Shareholder's country of residence.

General

     The federal income tax discussion set forth above is for general information only. Shareholders and prospective investors should consult their advisers regarding the specific federal tax consequences of purchasing, holding and disposing of shares of the Fund, as well as the effects of state, local and foreign tax law and any proposed tax law changes.

                                   BROKERAGE

     Portfolio Managers are responsible for placing orders for the execution of their respective Separate Investment Accounts' portfolio transactions and the allocation of brokerage transactions. Transactions on the great majority of foreign stock exchanges involve the payment of a combination of fixed and negotiated commissions, while transactions on U.S. stock exchanges and on some foreign stock exchanges involve the payment of negotiated brokerage commissions. No stated commission is generally applicable to securities traded on a principal basis in over-the-counter markets, but the prices of those securities include undisclosed commissions or mark-ups. Transactions may also be executed on an agency basis in over-the-counter markets, which will involve the payment of negotiated or fixed commissions, when deemed consistent with the Fund's brokerage policies.

     In selecting brokers to effect transactions on behalf of the Fund, Portfolio Managers seek to obtain the best price and execution, taking into account factors such as price, size of order, difficulty of execution and operational facilities of a brokerage firm, the scope and quality of brokerage services provided, and in the case of transactions effected with unaffiliated brokers, the firm's risk in positioning a block of securities. Although Portfolio Managers will generally seek reasonably competitive commission rates, Portfolio Managers will not necessarily pay the lowest commission available on each transaction. Portfolio Managers have no obligation to deal with any broker or group of brokers in executing transactions in portfolio securities.


     Consistent with the principle of seeking best price and execution, Portfolio Managers may place brokerage orders on behalf of a Separate Investment Account with brokers (including affiliates of the Fund) that provide supplemental research, market and statistical information, including advice as to the value of securities, the advisability of investing in, purchasing or selling securities, and the availability of securities or purchasers or sellers of securities, and furnish analyses and reports concerning issuers, industries, securities, economic factors and trends, portfolio strategy and the performance of accounts. A commission paid to such brokers may be higher than that which another qualified broker would have charged for effecting the same transaction, provided that the Portfolio Managers determine in good faith that such commission is reasonable in terms either of the transaction or the overall responsibility of the Portfolio Managers to the Fund and other clients and that the total commissions paid by the Fund will be reasonable in relation to the benefits to the Fund over the long-term. In addition, Portfolio Managers are authorized to take into account the sale of shares of the Fund in allocating purchase and sale orders for portfolio securities to brokers or dealers (including brokers and dealers that are affiliated with the Investment Adviser); provided that the Portfolio Managers believe that the quality of the transaction and the commission are comparable to what they would be with other qualified firms. In no instance, however, will the Fund's securities be purchased from or sold to the Investment Adviser, or any affiliated person thereof, except to the extent permitted by the SEC or by applicable law. Information and research received from such brokers will be in addition to, and not in lieu of the services required to be performed by the Investment Adviser under the Investment Advisory Agreement. The expenses of the Investment Adviser are not necessarily reduced as a result of the receipt of this supplemental information, which may be useful to the Investment Adviser, the Portfolio Managers or their respective affiliates in providing services to clients other than the Fund. In addition, not all of the supplemental information is used by the Investment Adviser or any Portfolio Manager in connection with the Fund. Conversely, the information provided to the Investment Adviser or any Portfolio Manager by brokers and dealers through which other clients of the Investment Adviser, the Portfolio Managers or their respective affiliates effect securi-ties transactions may be useful to the Investment Adviser or any Portfolio Manager in providing services to the Fund.

     Although the Fund cannot accurately predict its portfolio turnover for the Separate Investment Accounts, the Fund generally expects that its annual portfolio turnover rate to significantly exceed that of other registered investment companies. The Fund's portfolio turnover rate may result in brokerage expenses that may exceed those of other registered investment companies. A high turnover rate may also result in the realization of capital gains, including short-term gains which will be taxable to the shareholders as ordinary income. Portfolio Managers intend to execute portfolio brokerage transactions through CIBC World Markets or Keefe, Bruyette & Woods, as well as other non-affiliated brokers. Transactions with any affiliated broker would be effected pursuant to procedures adopted by the Fund pursuant to Section 17(e) of the 1940 Act and Rule 17e-1 thereunder. Among other things, Section 17(e) and those procedures provide that when acting as broker for the Fund in connection with the sale of securities to or by the Fund, an affiliated broker may not receive any compensation exceeding the following limits: (i) if the sale is effected on a securities exchange, the compensation may not exceed the "usual and customary broker's commission" (as defined in Rule 17e-1 under the 1940 Act); (ii) if the sale is effected in connection with a secondary distribution of securities, the compensation cannot exceed 2% of the sale price; and (iii) the compensation for sales otherwise effected cannot exceed 1% of the sales price. Rule 17e-1 defines a "usual and customary broker's commission" as one that is fair compared to the commission received by other brokers in connection with comparable transactions involving similar securities being purchased or sold on an exchange during a comparable period of time.


     For the fiscal year ended September 30, 2002, the Trust paid the following brokerage commissions to the following affiliated brokers.





                                                                     Percentage of Aggregate Brokerage
Affiliated Broker                          Brokerage Commissions   Commissions paid to Affiliated Broker
-----------------                          ---------------------   -------------------------------------
Keefe, Bruyette & Woods, Inc.(1) ........         $23,377                          3.638%
CIBC WM .................................         $12,641                          1.967%

----------------
(1) Substantially all of KBW Asset Management's research is provided by Keefe, Bruyette & Woods. As a result of the provision of such services, KBW Asset Management directed its Separate Investment Account's brokerage transactions to Keefe, Bruyette & Woods on a frequent basis. For the fiscal year ended September 30, 2002, KBW Asset Management directed $[ ] in brokerage transactions to Keefe, Bruyette & Woods and paid $23,377 therefor.


     Morgan Stanley & Co., Inc. serves as the Fund's prime broker.

                              GENERAL INFORMATION

Administrator, Custodian, Transfer Agent and Dividend Paying Agent

     PFPC, Inc. ("PFPC") provides certain administrative, accounting and investor services, including acting as transfer agent and dividend paying agent, to CIBC Oppenheimer's U.S. funds, including the Fund. PFPC, the second largest provider of mutual fund administrative services in the United States, is an indirect, wholly-owned subsidiary of PNC Bank Corp. and an affiliate of PNC Bank, N.A. Through its offices in Delaware, Pennsylvania and Massachusetts, PFPC performs accounting and administrative services for a wide variety of mutual funds and other pooled investment vehicles.

     PFPC Trust Company ("PFPC Trust") serves as the primary custodian of the Fund's assets, and may maintain custody of the Fund's assets with domestic and foreign subcustodians (which may be banks, trust companies, securities depositories and clearing agencies), approved by the Board of Trustees of the Fund in accordance with the requirements set forth in Section 17(f) of the 1940 Act and the rules adopted thereunder. Assets of the Fund are not held by the Investment Adviser or commingled with the assets of other accounts other than to the extent that securities are held in the name of a custodian in a securities depository, clearing agency or omnibus customer account of a custodian. PFPC Trust's principal business address is 103 Bellevue Parkway, Wilmington, Delaware 19809.

Expert

     Ernst & Young LLP, 5 Times Square, New York, New York, 10036 acts as independent auditors for the Fund and in such capacity audits the Fund's annual financial statements and financial highlights.

Legal Matters

     The validity of the shares offered hereby has been passed upon for the Fund by Skadden, Arps, Slate, Meagher & Flom LLP, One Beacon Street, Boston, Massachusetts 02108.

                             FINANCIAL STATEMENTS

The following comprise the financial statements of the Fund.



     o    Statement of Assets and Liabilities

     o    Statement of Operations


     o    Statement of Changes in Net Assets


     o    Notes to Financial Statements


     o    Schedule of Portfolio Investments

     o    Schedule of Securities Sold, Not Yet Purchased

     o    Schedule of Written Options

     o    Report of Independent Auditors

                     Advantage Advisers Multi-Sector Fund I

                       Statement of Assets and Liabilities
                                 (in thousands)


                                                                                    September 30, 2002
                                                                                   -------------------
Assets
Investments in securities, at market (cost -- $48,378)..............................      $ 43,667
Cash and cash equivalents ..........................................................        47,311
Due from broker ....................................................................        15,437
Receivable for investment securities sold ..........................................         5,124
Deferred offering costs (net of accumulated amortization of $494)...................           470
Dividends receivable ...............................................................            45
Interest receivable ................................................................            81
Other assets .......................................................................            13
                                                                                          --------
  Total assets .....................................................................       112,148
                                                                                          --------
Liabilities
Securities sold, not yet purchased, at market (proceeds -- $13,419).................        12,277
Options written, at market (premiums -- $113).......................................           103
Payable for investment securities purchased ........................................         5,717
Due to affiliate ...................................................................           554
Dividends payable on securities sold, not yet purchased ............................            16
Accrued expenses ...................................................................           688
                                                                                          --------
  Total liabilities ................................................................        19,355
                                                                                          --------
   Net Assets ......................................................................      $ 92,793
                                                                                          ========
Net assets
Represented by: ....................................................................
Shares of Beneficial Interest -- $0.001 par value; 16,000,000 shares authorized;
 4,219,678 shares issued and outstanding ...........................................      $      4
Additional paid-in-capital .........................................................        98,743
Accumulated net investment loss ....................................................           (37)
Accumulated net realized loss from investment transactions .........................        (2,358)
Net unrealized depreciation of investments .........................................        (3,559)
                                                                                          --------
   Net Assets ......................................................................      $ 92,793
                                                                                          ========
Net asset value per share ..........................................................      $  21.99
                                                                                          ========



   The accompanying notes are an integral part of these financial statements.

                     Advantage Advisers Multi-Sector Fund I

                             Statement of Operations
                                 (in thousands)


                                                                             Period from March 27, 2002
                                                                            (commencement of operations)
                                                                                to September 30, 2002
                                                                           -----------------------------
Investment Income
 Interest .................................................................           $    362
 Dividends ................................................................                222
                                                                                      --------
   Total investment income ................................................                584
                                                                                      --------
Expenses
 Management fees ..........................................................                559
 Amortization of offering costs ...........................................                494
 Professional fees ........................................................                250
 Custody fees .............................................................                161
 Shareholder servicing fees ...............................................                112
 Administration fees ......................................................                 45
 Dividends on securities sold, not yet purchased ..........................                 43
 Organizational expense ...................................................                 40
 Trustees' fees ...........................................................                 24
 Miscellaneous fees .......................................................                185
                                                                                      --------
   Total expenses .........................................................              1,913
                                                                                      --------
  Net investment loss .....................................................             (1,329)
                                                                                      --------
Realized gain (loss) and unrealized depreciation from investment activities
 Realized gain (loss) from investment transactions
  Investment securities ...................................................             (5,455)
  Purchased options .......................................................                375
  Written options .........................................................                 65
  Securities sold, not yet purchased ......................................              3,042
                                                                                      --------
   Net realized loss from investment transactions .........................             (1,973)
 Net unrealized depreciation of investments ...............................             (3,559)
                                                                                      --------
  Net realized loss and unrealized depreciation from investment activities              (5,532)
                                                                                      --------
  Decrease in net assets resulting from operations ........................           $ (6,861)
                                                                                      ========



   The accompanying notes are an integral part of these financial statements.

                     Advantage Advisers Multi-Sector Fund I

                       Statement of Changes in Net Assets
                                 (in thousands)


                                                                             Period from March 27, 2002
                                                                            (commencement of operations)
                                                                               to September 30, 2002
                                                                           -----------------------------
From operations:
 Net investment loss .....................................................           $ (1,329)
 Net realized loss from investment transactions ..........................             (1,973)
 Net unrealized depreciation of investments ..............................             (3,559)
                                                                                     --------
  Decrease in net assets resulting from operations .......................             (6,861)
                                                                                     --------
From beneficial interest transactions:
 Net proceeds from sale of shares ........................................            101,448
 Cost of shares repurchased ..............................................             (1,794)
                                                                                     --------
  Net increase in net assets from beneficial interest transactions .......             99,654
                                                                                     --------
  Net assets at beginning of period ......................................                  0
                                                                                     --------
  Net assets at end of period ............................................           $ 92,793
                                                                                     ========

   The accompanying notes are an integral part of these financial statements.

                     Advantage Advisers Multi-Sector Fund I
               Notes to Financial Statements -- September 30, 2002

1.  Organization

    Advantage Advisers Multi-Sector Fund I (the "Fund") was organized in the State of Delaware on August 14, 2001 as a closed-end, non-diversified, management investment company under the Investment Company Act of 1940, as amended (the "Act"). The Fund commenced operations on March 27, 2002. Advantage Advisers, L.L.C. (the "Investment Adviser"), a newly formed Delaware limited liability company controlled by CIBC World Markets Corp. ("CIBC WM"), is responsible for the Fund's investment activities pursuant to an investment advisory agreement with the Fund. Responsibility for the overall management and supervision of the operations of the Fund is vested in the individuals who serve as trustees of the Fund (collectively the "Board" and each member a "Trustee").

    The Fund's investment objective is to seek capital appreciation while managing risk through the use of a multi-strategy hedged equity investment program. The term "hedged equity," when used in this context, means the use by the Sub-Investment Advisers of long and short positions in equity securities and other securities having equity characteristics, put and call options, and other special investment techniques including the use of swaps, swaptions, forward contracts, security index options and leverage in order to maximize the potential for capital appreciation and to attempt to preserve capital and, where possible, to profit from adverse or volatile market conditions. The Fund intends to pursue this objective by investing primarily in securities of issuers in three sectors, which are banking/financial services, healthcare/biotechnology and technology. Until otherwise determined by the Fund's Board, the Fund will pursue its investment program by allocating its net assets among three separate investment accounts ("Separate Investment Accounts").

    The Fund is authorized to issue an unlimited number of shares of beneficial interest ("the Shares") at $0.001 par value. The Fund offered 16,000,000 Shares initially at a price of $25 per Share to investors meeting the standards of a qualified client as set forth in Rule 205-3(d)(ii)(A) of the Investment Advisers Act of 1940 ("Qualified Investors"). Shares are made available through CIBC WM, as principal distributor, on a best efforts basis, subject to various conditions. The minimum investment is $25,000. Investors will be subject to a sales charge of up to 5.26% of the offering price. During the period from March 27, 2002 (commencement of operations) to September 30, 2002, CIBC WM received approximately $3,130,000 from sales charges. The Fund is permitted to waive the sales charge for fee based accounts. On a monthly basis, the Fund makes additional sales of its Shares at their net asset value plus applicable sales charge, to investors who are Qualified Investors. The minimum additional investment is $1,000 for investors that are shareholders of the Fund and will include the applicable sales charges. To provide investors with a degree of liquidity, the Fund expects to make quarterly offers to repurchase its Shares. Repurchase offers are limited to 5% to 25% of the Fund's outstanding shares at the Board's discretion. Repurchase offers were made to investors in June 2002 and September 2002.

    The Board has overall responsibility for the management and supervision of the operations of the Fund and has approved the Fund's investment program. The Board has complete and exclusive authority to oversee and to establish policies regarding the management, conduct and operation of the Fund's business, other than the Fund's fundamental investment policies, which can only be changed by a vote of the shareholders. The Trustees will not contribute to the capital of the Fund in their capacity as Trustees, but may subscribe for shares, subject to the eligibility requirements described in the Prospectus.

                     Advantage Advisers Multi-Sector Fund I
         Notes to Financial Statements -- September 30, 2002 (continued)

2.  Significant Accounting Policies

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Fund's financial statements are reasonable and prudent; however, actual results could differ from these estimates.

    a. Portfolio Valuation

    Securities and commodities transactions, including related revenue and expenses, are recorded on a trade-date basis, and dividends are recorded on the ex-dividend date basis. Interest income is recorded on the accrual basis.

    The value of the net assets of the Fund will be determined on each business day as of the close of regular business of the New York Stock Exchange in accordance with the procedures set forth below under the supervision of the Board.

    Domestic exchange traded or NASDAQ listed equity securities (other than options) will be valued at their last sale prices as reported on the exchanges where those securities are traded. If no sales of those securities are reported on a particular day, the securities will be valued based upon their bid prices for securities held long, or their ask prices for securities sold, not yet purchased as reported by such exchanges. Securities traded on a foreign securities exchange will be valued at their last sale prices on the exchange where such securities are primarily traded, or in the absence of a reported sale on a particular day, at their bid prices (in the case of securities held long) or ask prices (in the case of securities sold, not yet purchased) as reported by that exchange. Other securities for which market quotations are readily available will be valued at their bid prices (or ask prices in the case of securities sold, not yet purchased) as obtained from one or more dealers making markets for those securities. If market quotations are not readily available, securities and other assets will be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board.

    Debt securities will be valued in accordance with the procedures described above, which with respect to such securities may include the use of valuations furnished by a pricing service which employs a matrix to determine valuation for normal institutional size trading units. The Investment Adviser will monitor the reasonableness of valuations provided by the pricing service. Debt securities with remaining maturities of 60 days or less will, absent unusual circumstances, be valued at amortized cost.

    If in the view of the Investment Adviser, the bid price of a listed option or debt security (or ask price in the case of any such securities sold, not yet purchased) does not fairly reflect the market value of the security, the Investment Adviser may value the security at fair value in good faith and under the supervision of the Board. All assets and liabilities initially expressed in foreign currencies will be converted into U.S. dollars using foreign exchange rates provided by a pricing service compiled as of 4:00 p.m. London time. Trading in foreign securities generally is completed, and the values of foreign securities are determined, prior to the close of securities markets in the U.S. Foreign exchange rates are also determined prior to such close. On occasion, the values of foreign securities and exchange rates may be affected by events occurring between the time as of which determination of values or exchange rates are made and the time as of which the net

                     Advantage Advisers Multi-Sector Fund I
         Notes to Financial Statements -- September 30, 2002 (continued)

2.  Significant Accounting Policies (continued)

    a. Portfolio Valuation (continued)

    asset value of the Fund is determined. When an event materially affects the values of securities held by the Fund or its liabilities, such securities and liabilities may be valued at fair value as determined in good faith by the Investment Adviser under the supervision of the Board.

    b. Cash Equivalents

    The Fund considers all financial instruments that mature within three months as cash equivalents. At September 30, 2002, $47,310,713 in cash equivalents were held at PNC Bank in a money market deposit account.

    c. Organizational Expenses and Offering Costs

    The Fund's organizational expenses of $40,000 have been expensed as incurred. Offering costs, estimated to aggregate approximately $964,000, are being amortized to expense on a straight-line basis over a twelve-month period beginning at the commencement of operations of the Fund.

    Due to affiliate represents the offering and organization costs remaining to be reimbursed to CIBC WM.

    d. Dividends and Distributions

    Dividends and distributions to shareholders are recorded on the ex-dividend date. Income and capital gains distributions are determined in accordance with federal tax regulations and may differ from those determined in accordance with accounting principles generally accepted in the United States. To the extent these differences are permanent, such amounts are reclassified within the capital accounts based on their federal tax basis treatment; temporary differences, do not require such reclassification.

    During the current fiscal year, permanent differences, primarily due to net operating losses and non-deductible offering costs, resulted in a net decrease in accumulated net investment loss, an increase in accumulated net realized loss from investment transactions and a corresponding decrease in additional paid in capital. The reclassification has no effect on net assets.

    e. Income Taxes

    It is the Fund's policy to meet the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute substantially all of its investment company taxable income and net realized gains, if any, to shareholders. Therefore, no provisions for federal income or excise taxes are required.

    f. Amortization of Bonds

     The Fund amortizes premium and accretes discount on bonds using the effective yield method.

                     Advantage Advisers Multi-Sector Fund I
         Notes to Financial Statements -- September 30, 2002 (continued)

3.  Management Fees

    In return for the services described herein and in the Statement of Additional Information under "Investment Advisory and Other Services," the Fund will pay a management fee to the Investment Adviser for management services and for services provided by the Investment Adviser or affiliate for certain administrative services computed at the annual rate of 1.25% of the Fund's average daily net assets, which is due and payable in arrears within five business days after the end of each month. This fee will be accrued daily as an expense to be paid out of the Fund's assets and will have the effect of reducing the net asset value of the Fund. The Investment Adviser will pay a fee to each Sub-Investment Adviser for services provided by each Sub-Investment Adviser computed at the annual rate of 0.25% of the average daily net assets of each Sub-Investment Adviser's Separate Investment Account. Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, will be entitled to share in the Investment Adviser's profits, including management fees of the Investment Adviser.

4.  Incentive Fees

    The Fund may pay Incentive Fees to the Investment Adviser at the end of each fiscal period. Incentive Fees will be payable to the Investment Adviser from the Fund (out of assets allocated to the Separate Investment Account) based on the independent investment performance of each Separate Investment Account for the fiscal period. The Investment Adviser will be paid an Incentive Fee equal to 20% of each Separate Investment Account's net profit, which is equal to the net realized and unrealized gains or losses and net investment income or loss of the Separate Investment Account for the fiscal period subject to reduction for prior period realized and unrealized losses of the Separate Investment Account that have not previously been offset against its net profits. For the period from March 27, 2002 (commencement of operations) to September 30, 2002, the Investment Adviser was not entitled to an incentive fee. The Investment Adviser will be under no obligation to repay any Incentive Fee or portion thereof previously paid to it by the Fund. Thus, the payment of an Incentive Fee with respect to a Separate Investment Account for a fiscal period will not be reversed by the subsequent decline in assets of that Separate Investment Account in any subsequent fiscal period. The Fund will calculate and accrue Incentive Fees daily based on each Separate Investment Account's investment performance. The Fund's net asset value will be reduced or increased each day to reflect these calculations. For purposes of calculating the Incentive Fee, expenses of the Fund that are not specifically attributable to any Separate Investment Account will be allocated one third to each Separate Investment Account when incurred. Each Sub-Investment Adviser, as a non-managing member of the Investment Adviser, will be entitled to share in the Investment Adviser's profits, including Incentive Fees of the Investment Adviser.

5.  Shareholder Servicing Fee

    The Fund intends to pay compensation (the "Shareholder Servicing Fee") to selected brokers and dealers, including CIBC WM, that maintain shares for their customers in accordance with the terms of the several selling and servicing agreements between CIBC WM and the brokers and dealers for the provision of shareholder services. The Shareholder Servicing Fee is payable quarterly at an annual rate of 0.25% of the average daily net asset value of outstanding shares held by the brokers and dealers for their customers.

                     Advantage Advisers Multi-Sector Fund I
         Notes to Financial Statements -- September 30, 2002 (continued)

6.  Administration Fee

    PFPC Inc. ("PFPC") and its affiliates provide transfer agency, administration, custodial, accounting and investor services to the Fund which are in addition to the services provided by the Investment Adviser, as described above. In consideration for these services, the Fund will pay PFPC a fee that is not anticipated to exceed 0.80% (annualized) of the Fund's net assets, plus reimbursement of certain out-of-pocket expenses.

7.  Securities Transactions

    Aggregate purchases and sales of investment securities, excluding short-term securities, for the period ended September 30, 2002, amounted to $116,042,502 and $63,488,545, respectively. At September 30, 2002, the cost of investments for Federal income tax purposes was substantially the same as the cost for financial reporting purposes. At September 30, 2002, accumulated net unrealized depreciation on investments was $3,558,889, consisting of $3,171,789 gross unrealized appreciation and $6,730,678 gross unrealized depreciation.

    Due from broker primarily represents proceeds from securities sold, not yet purchased and cash held at the prime broker as of September 30, 2002.

    During the period from March 27, 2002 (commencement of operations) to September 30, 2002, CIBC WM earned $12,641 in brokerage commissions from portfolio transactions executed on behalf of the Fund.

8.  Beneficial Interest

    Transactions in shares of beneficial interest for the period from March 27, 2002 (commencement of operations) to September 30, 2002, were as follows:

                                                            Shares
                                                         -----------
                Shares sold ...........................    4,299,580
                Shares repurchased ....................      (79,902)
                                                         -----------
                Net increase ..........................    4,219,678
                                                         -----------

    The net asset value per share at September 30, 2002, was $21.99.

9.  Leverage; Borrowing

    The Fund is authorized to borrow money for investment purposes and to meet repurchase requests. To the extent that the Fund uses leverage, the value of its net assets will tend to increase or decrease at a greater rate than if no leverage was employed. If the Fund's investments decline in value, the loss will be magnified if the Fund has borrowed money to make its investments.

    The Act provides that the Fund may not borrow for any purpose if, immediately after doing so, it will have an "asset coverage" of less than 300%. This could prevent the Fund from borrowing to fund the repurchase of shares. For this purpose, an "asset coverage" of 300% means that the Fund's total assets equal 300% of the total outstanding principal balance of indebtedness. The Fund also may be forced to sell investments on

                     Advantage Advisers Multi-Sector Fund I
         Notes to Financial Statements -- September 30, 2002 (continued)

9.  Leverage; Borrowing (continued)

    unfavorable terms if market fluctuations or other factors reduce its asset level below what is required by the Act or the Fund's borrowing arrangements.

10. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk

    In the normal course of business, the Fund may trade various financial instruments and enter into various investment activities with off-balance sheet risk. These financial instruments include forward contracts, swaps, swaptions, security index options, options, and securities sold, not yet purchased. Generally, these financial instruments represent future commitments to purchase or sell other financial instruments at specific terms at specified future dates. Each of these financial instruments contains varying degrees of off-balance sheet risk whereby changes in the market value of the securities underlying the financial instruments may be in excess of the amounts recognized in the statement of assets and liabilities.

    The Fund maintains cash in bank deposit accounts, which at times may exceed federally insured limits. The Fund has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

    Securities sold, not yet purchased represents obligations of the Fund to deliver specified securities and thereby creates a liability to purchase such securities in the market at prevailing prices. Accordingly, these transactions result in off-balance sheet risk, as the Fund's ultimate obligation to satisfy the sale of securities sold, not yet purchased may exceed the amount indicated in the statement of assets and liabilities. Primarily all investments in securities sold, not yet purchased and due from broker are positions with, and amounts due from the prime broker. Accordingly, the Fund has a concentration of individual counterparty credit risk with the prime broker. The Fund pledges securities in an account at PFPC Trust, for the benefit of the prime broker, to meet the margin requirement as determined by the prime broker.

    The risk associated with purchasing an option is that the Fund pays a premium whether or not the option is exercised. Additionally, the Fund bears the risk of loss of premium and change in market value should the counterparty not perform under the contract. Put and call options purchased are accounted for in the same manner as common stock.

    During the period from March 27, 2002 (commencement of operations) to September 30, 2002, transactions in purchased options were as follows:

                                             Call Options                      Put Options
                                     -----------------------------   -------------------------------
                                         Number                          Number
                                      of Contracts        Cost        of Contracts         Cost
                                     --------------   ------------   --------------   --------------
     Beginning balance ...........         -0-         $     -0-            -0-         $      -0-
     Options purchased ...........         151           125,915          5,853          1,744,581
     Options closed ..............         (31)          (10,873)        (2,353)          (590,325)
                                           ---         ---------         ------         ----------
     Options outstanding at
      September 30, 2002 .........         120         $ 115,042          3,500         $1,154,256
                                           ===         =========         ======         ==========

                     Advantage Advisers Multi-Sector Fund I
         Notes to Financial Statements -- September 30, 2002 (continued)

10. Financial Instruments with Off-Balance Sheet Risk or Concentrations of Credit Risk (continued)

    When the Fund writes an option, the premium received by the Fund is recorded as a liability and is subsequently adjusted to the current market value of the option written. If a call option is exercised, the premium is added to the proceeds from the sale of the underlying security in determining whether the Fund has realized a gain or loss. In writing an option, the Fund bears the market risk of an unfavorable change in the price of the security or index underlying the written option.

    The exercising of an option written by the Fund could result in the Fund buying or selling a security at a price different from the current market value.

    During the period from March 27, 2002 (commencement of operations) to September 30, 2002, transactions in written options were as follows:

                                             Call Options                     Put Options
                                     -----------------------------   ------------------------------
                                         Number                          Number
                                      of Contracts        Cost        of Contracts         Cost
                                     --------------   ------------   --------------   -------------
     Beginning balance ...........         -0-         $     -0-           -0-         $      -0-
     Options purchased ...........         504           140,087           585            157,936
     Options closed ..............        (150)          (50,756)         (396)          (108,968)
     Options expired .............         (43)           (7,181)         (105)           (18,480)
                                          ----         ---------          ----         ----------
     Options outstanding at
      September 30, 2002 .........         311         $  82,150            84         $   30,488
                                          ====         =========          ====         ==========

11.  Financial Highlights

    The following represents the ratios to average net assets and other supplemental information for the period indicated:



      Per Share Operating Performance:
       Net asset value per share, March 27, 2002 .........................     $ 23.75
                                                                               -------
       Loss from investment operations:
        Net investment loss ..............................................      ( 0.34)
        Net realized loss and unrealized depreciation on investments .....      ( 1.42)
                                                                               -------
         Net decrease in net assets resulting from operations ............      ( 1.76)
                                                                               -------
         Net assets value per share, September 30, 2002 ..................     $ 21.99
                                                                               =======
      Net assets, end of period (000) ....................................     $92,793
      Portfolio turnover .................................................         174%
      Total return .......................................................      ( 7.41%)
      Ratios to average net assets:
       Expenses ..........................................................        4.21%
       Net investment loss ...............................................      ( 2.95%)

                     Advantage Advisers Multi-Sector Fund I
         Notes to Financial Statements -- September 30, 2002 (continued)

11. Financial Highlights (continued)

    Ratios to average net assets have been annualized. Total return is calculated as the change in the net asset value per share for the period and has not been annualized. Total return does not reflect sales charges. The per share operating performance and net investment loss and expense ratios are computed based upon the weighted average shares outstanding and average net assets, respectively, for the period from March 27, 2002 (commencement of operations) to September 30, 2002. The computation of such ratios for an individual shareholder may vary from these ratios due to the timing of capital transactions.

12. Federal Income Tax Information

     As of September 30, 2002, the components of accumulated earnings/(deficit) on a tax basis were as follows:

         Unrealized appreciation/(depreciation) .........      $  (5,489,766)*
         Total accumulated earnings/(deficit) ...........      $  (5,489,766)

    * The difference between book-basis and tax-basis unrealized appreciation/(depreciation) is attributable primarily to the tax deferral of losses on wash sales.

13. Subsequent Events

    Through November 12, 2002, there were subscriptions of $1,660,524.

                     Advantage Advisers Multi-Sector Fund I

                        Schedule of Portfolio Investments


                                                                               September 30, 2002
Shares                                                                            Market Value
---------                                                                     -------------------
          Investment in securities -- 47.06%
          Common Stock -- 44.56%
           Aerospace/Defense -- 0.32%
   2,400    Lockheed Martin Corp.                                                 $   155,208
   4,040    Raytheon Co.                                     (b)                      118,372
   2,500    Titan Corp.*                                                               24,000
                                                                                  -----------
                                                                                      297,580
                                                                                  -----------
           Aerospace/Defense - Equipment -- 0.15%
   6,100    United Defense Industries, Inc.*                                          143,960
                                                                                  -----------
           Apparel Manufacturers -- 0.07%
   2,500    Coach, Inc.*                                                               64,000
                                                                                  -----------
           Applications Software -- 3.70%
   2,540    Intuit, Inc.*                                                             115,646
  71,900    Microsoft Corp.*                                 (a),(b)                3,141,311
  12,500    Quest Software, Inc.*                                                     117,500
   9,700    Siebel Systems, Inc.*                                                      55,775
                                                                                  -----------
                                                                                    3,430,232
                                                                                  -----------
           Audio/Video Products -- 0.42%
   7,500    Harman International Industries, Inc.                                     388,125
                                                                                  -----------
           Broadcasting Services/Programming -- 0.50%
   6,300    Clear Channel Communications, Inc.*                                       218,925
   7,000    Fox Entertainment Group, Inc., Class A*                                   154,210
  12,300    Liberty Media Corp., Class A*                                              88,314
                                                                                  -----------
                                                                                      461,449
                                                                                  -----------
           Chemicals - Specialty -- 0.31%
   6,800    Ecolab, Inc.                                                              283,764
                                                                                  -----------
           Commercial Banks - Central U.S. -- 1.34%
  18,060    Charter One Financial, Inc.                                               536,743
   7,600    First Midwest Bancorp, Inc.                      (a)                      204,136
   8,250    Midwest Banc Holdings, Inc.                                               157,493
   3,000    TCF Financial Corp.                                                       126,990
   6,450    Texas Regional Bancshares, Inc., Class A                                  216,011
                                                                                  -----------
                                                                                    1,241,373
                                                                                  -----------

            The accompanying notes are an integral part of these financial statements.

                                                                             September 30, 2002
Shares                                                                          Market Value
--------                                                                    -------------------
          Common Stock -- (continued)
           Commercial Banks - Eastern U.S. -- 0.31%
  3,600     M&T Bank Corp.                                                      $   283,716
                                                                                -----------
           Commercial Banks - Southern U.S. -- 3.42%
 12,500     AmSouth Bancorporation                                                  259,250
 12,000     Colonial Bancgroup, Inc.                                                 148,800
 37,000     Compass Bancshares, Inc.                       (a)                    1,096,310
  7,600     First Tennesse National Corp.                                           263,492
 45,900     National Commerce Financial Corp.                                     1,149,795
 10,600     SouthTrust Corp.                                                        257,050
                                                                                -----------
                                                                                  3,174,697
                                                                                -----------
           Commercial Banks - Western U.S. -- 1.72%
  9,100     City National Corp.                                                     425,607
  9,400     CVB Financial Corp.                                                     206,236
  5,600     First Community Bancorp                                                 162,064
 11,200     Umpqua Holdings Corp.                                                   184,016
 14,300     Zions Bancorporation                                                    622,479
                                                                                -----------
                                                                                  1,600,402
                                                                                -----------
           Commercial Services - Finance -- 0.10%
  4,300     Concord EFS, Inc.*                                                       68,284
  1,930     PRG - Schultz International, Inc.*                                       23,893
                                                                                -----------
                                                                                     92,177
                                                                                -----------
           Computers -- 0.71%
 27,970     Dell Computer Corp.*                           (a),(b)                  657,854
                                                                                -----------
           Computers - Memory Devices -- 0.14%
 16,000     EMC Corp.*                                     (b)                       73,120
  7,300     Network Appliance, Inc.*                                                 53,509
                                                                                -----------
                                                                                    126,629
                                                                                -----------
           Computers - Peripheral Equipment -- 0.45%
  8,800     Lexmark International, Inc.*                                            413,600
                                                                                -----------
           Containers - Paper/Plastic -- 0.44%
  5,600     Bemis Co., Inc.                                (a)                      276,640
  8,150     Pactiv Corp.*                                                           134,068
                                                                                -----------
                                                                                    410,708
                                                                                -----------

           The accompanying notes are an integral part of these financial statements.

                                                                           September 30, 2002
Shares                                                                        Market Value
--------                                                                  -------------------
          Common Stock -- (continued)
           Dental Supplies & Equipment -- 0.21%
  4,900     DENTSPLY International, Inc.                       (a)            $   196,833
                                                                              -----------
           Diversified Financial Services -- 0.68%
 21,200     Citigroup, Inc.                                                       628,580
                                                                              -----------
           Diversified Manufacturing Operations -- 0.91%
  8,900     Danaher Corp.                                      (a)                505,965
  5,000     General Electric Co.                               (b)                123,250
  3,500     ITT Industries, Inc.                                                   218,155
                                                                              -----------
                                                                                  847,370
                                                                              -----------
           Diversified Operations/Commercial Services -- 0.05%
  2,400     ARAMARK Corp., Class B*                                                50,400
                                                                              -----------
           Electronic Components - Miscellaneous -- 0.58%
  5,100     ATI Technologies, Inc.*                                                25,449
  2,500     Celestica, Inc.*                                                       32,750
 37,000     Flextronics International, Ltd.*                   (a)                257,964
  7,600     Jabil Circuit, Inc.*                                                  112,328
 12,490     Vishay Intertechnology, Inc.*                                         109,912
                                                                              -----------
                                                                                  538,403
                                                                              -----------
           Electronic Components - Semiconductors -- 0.96%
  9,800     Altera Corp.*                                                          84,966
 23,500     Intel Corp.                                        (a)                326,415
  7,570     International Rectifier Corp.*                                        118,243
 15,000     Microchip Technology, Inc.*                                           306,750
  3,300     Xilinx, Inc.*                                                          52,265
                                                                              -----------
                                                                                  888,639
                                                                              -----------
           Enterprise Software/Services -- 0.14%
 11,300     SAP AG - Sponsored ADR                                                127,125
                                                                              -----------
           Entertainment Software -- 0.79%
  1,750     Activision, Inc.*                                  (b)                 41,878
 10,520     Electronic Arts, Inc.*                             (a)                693,899
                                                                              -----------
                                                                                  735,777
                                                                              -----------

           The accompanying notes are an integral part of these financial statements.

                                                                              September 30, 2002
Shares                                                                           Market Value
------                                                                        ------------------
          Common Stock -- (continued)
           Fiduciary Banks -- 0.49%
  12,800    Mellon Financial Corp.                                               $   331,904
   4,200    Wilmington Trust Corp.                                                   121,464
                                                                                 -----------
                                                                                     453,368
                                                                                 -----------
           Finance - Credit Card -- 0.10%
   2,600    Capital One Financial Corp.                                               90,792
                                                                                 -----------
           Food - Baking -- 0.26%
   9,000    Interstate Bakeries Corp.                                                239,130
                                                                                 -----------
           Home Decoration Products -- 0.23%
   6,900    Newell Rubbermaid, Inc.                               (a)                213,003
                                                                                 -----------
           Industrial Gases -- 0.28%
   6,300    Air Products & Chemicals, Inc.                                           264,663
                                                                                 -----------
           Instruments - Scientific -- 0.16%
   6,000    Waters Corp.*                                                            145,500
                                                                                 -----------
           Insurance Brokers -- 1.00%
  27,700    Willis Group Holdings Ltd.                            (a)                927,673
                                                                                 -----------
           Investment Management/Advisory Services -- 0.12%
   4,100    Federated Investors, Inc., Class B                                       110,659
                                                                                 -----------
           Lasers - Systems/Components -- 0.17%
   8,390    Cymer, Inc.*                                                             156,390
                                                                                 -----------
           Life/Health Insurance -- 0.45%
  15,000    John Hancock Financial Services, Inc.                                    417,000
                                                                                 -----------
           Medical - Biomedical/Genetics -- 2.26%
  27,800    Alexion Pharmaceuticals, Inc.*                                           322,202
 209,100    Bio-Technology General Corp.*                                            618,936
  23,200    Biogen, Inc.*                                         (a)                679,064
   5,700    Genzyme Corp.*                                                           117,477
   1,800    InterMune, Inc.*                                                          59,076
   3,300    Ortec International, Inc.*                                                 1,386
  65,500    Riabpharm, Inc.*                                                         294,750
                                                                                 -----------
                                                                                   2,092,891
                                                                                 -----------

             The accompanying notes are an integral part of these financial statements.

                                                                          September 30, 2002
Shares                                                                       Market Value
------                                                                    ------------------
          Common Stock -- (continued)
           Medical - Drugs -- 1.76%
 10,400     Allergan, Inc.                                                   $   565,760
 47,000     ICN Pharmaceuticals, Inc.                                            425,820
  1,000     Forest Laboratories, Inc.*                        (b)                 82,010
  1,450     MedImmune, Inc.*                                                      30,262
 18,350     Pfizer, Inc.                                      (b)                532,517
                                                                             -----------
                                                                               1,636,369
                                                                             -----------
           Medical - Generic Drugs -- 0.07%
  2,000     Mylan Laboratories, Inc.                          (b)                 65,480
                                                                             -----------
           Medical - Hospitals  -- 0.27%
 12,500     Health Management Associates, Inc., Class A*                         252,750
                                                                             -----------
           Medical Instruments -- 0.26%
  9,520     Edwards Lifesciences Corp.*                       (a)                243,617
                                                                             -----------
           Medical Products -- 1.03%
  5,000     Cooper Companies, Inc.                                               262,500
  4,000     Henry Schein, Inc.*                                                  211,000
  8,900     Johnson & Johnson                                 (b)                481,312
                                                                             -----------
                                                                                 954,812
                                                                             -----------
           Medical Sterilization Products -- 0.37%
 13,950     STERIS Corp.*                                                        347,495
                                                                             -----------
           Medical - Wholesale Drug Distribution -- 0.23%
  3,000     AmerisourceBergen Corp.                                              214,260
                                                                             -----------
           Multimedia -- 0.55%
  9,170     AOL Time Warner, Inc.*                            (b)                107,289
  3,130     Gannett Co., Inc.                                 (a)                225,923
  9,170     News Corp., Ltd. - Sponsored ADR                                     176,523
                                                                             -----------
                                                                                 509,735
                                                                             -----------
           Multi-Line Insurance -- 0.19%
  6,100     Prudential Financial, Inc.*                       (b)                174,216
                                                                             -----------
           Non-Hazardous Waste Disposal -- 0.29%
 14,100     Republic Services, Inc.*                          (a)                265,080
                                                                             -----------
           Office Supplies & Forms -- 0.18%
 17,300     Moore Corp., Ltd.                                                    169,540
                                                                             -----------

           The accompanying notes are an integral part of these financial statements.

                                                                                September 30, 2002
Shares                                                                             Market Value
------                                                                          ------------------
          Common Stock -- (continued)
           Oil & Gas Drilling -- 0.17%
  6,900     GlobalSantaFe Corp.                                                    $   154,215
                                                                                   -----------
           Paper & Related Products -- 0.18%
  5,000     International Paper Co.                           (b)                      166,950
                                                                                   -----------
           Photo Equipment & Supplies -- 0.20%
  6,875     Eastman Kodak Co.                                 (b)                      187,275
                                                                                   -----------
           Property/Casualty Insurance -- 0.27%
 11,400     Travelers Property Casualty Corp., Class A*                                150,480
    350     White Mountains Insurance Group Ltd.                                       103,075
                                                                                   -----------
                                                                                       253,555
                                                                                   -----------
           Publishing - Newspapers -- 0.55%
  5,000     New York Times Co., Class A                                                227,250
  6,800     Tribune Co.                                                                284,308
                                                                                   -----------
                                                                                       511,558
                                                                                   -----------
           Registered Investment Company -- 1.30%
 36,390     Nasdaq - 100 Index Tracking Stock                 (a),(b)                  753,273
 38,610     Technology Select Sector SPDR                     (a),(b)                  456,756
                                                                                   -----------
                                                                                     1,210,029
                                                                                   -----------
           Reinsurance -- 0.75%
 12,700     Everest Re Group, Ltd.                                                     696,722
                                                                                   -----------
           REITs - Mortgages -- 0.40%
 20,200     Annaly Mortgage Management, Inc.                                           372,690
                                                                                   -----------
           Retail - Apparel/Shoes -- 0.33%
  8,700     Ross Stores, Inc.                                 (a)                      310,068
                                                                                   -----------
           Retail - Building Products -- 0.50%
  8,400     Home Depot, Inc.                                  (b)                      219,240
  6,000     Lowe's Companies, Inc.                            (a)                      248,400
                                                                                   -----------
                                                                                       467,640
                                                                                   -----------
           Retail - Consumer Electronics -- 0.09%
  3,700     Best Buy Co., Inc.                                                          82,547
                                                                                   -----------
           Retail - Discount -- 0.13%
  3,700     Costco Wholesale Corp.                                                     119,769
                                                                                   -----------

           The accompanying notes are an integral part of these financial statements.

                                                                          September 30, 2002
Shares                                                                       Market Value
------                                                                    ------------------
          Common Stock -- (continued)
           Retail - Drug Store -- 0.13%
  4,900     CVS Corp.                                                        $   124,215
                                                                             -----------
           S&L/Thrifts - Eastern U.S. -- 1.42%
 17,100     Astoria Financial Corp.                           (b)                417,240
 22,500     New York Community Bancorp, Inc.                                     633,825
 21,000     Sovereign Bancorp, Inc.                                              270,900
                                                                             -----------
                                                                               1,321,965
                                                                             -----------
           S&L/Thrifts - Western U.S. -- 0.29%
  4,300     Golden West Financial Corp.                                          267,374
                                                                             -----------
           Semiconductor Components - Integrated Circuits -- 0.64%
 13,400     Analog Devices, Inc.*                             (a)                263,980
 14,800     Integrated Device Technology, Inc.*                                  154,512
  6,300     Marvell Technology Group, Ltd.*                                       99,855
 21,157     United Microelectronics Corp., Sponsored ADR*                         74,684
                                                                             -----------
                                                                                 593,031
                                                                             -----------
           Semiconductor Equipment -- 0.35%
  4,000     KLA - Tencor Corp.*                                                  111,760
 12,600     Lam Research Corp.*                                                  112,140
  5,000     Novellus Systems, Inc.*                                              104,050
                                                                             -----------
                                                                                 327,950
                                                                             -----------
           Super-Regional Banks - U.S. -- 4.86%
  8,600     Bank of America Corp.                                                548,680
  4,900     Comerica, Inc.                                                       236,276
 10,100     KeyCorp                                                              252,199
  9,000     National City Corp.                                                  256,770
 25,600     PNC Financial Services Group                                       1,079,552
 10,700     SunTrust Banks, Inc.                              (b)                657,836
 42,000     U.S. Bancorp                                      (a)                780,360
  8,100     Wachovia Corp.                                    (a)                264,789
  9,000     Wells Fargo & Co.                                                    433,440
                                                                             -----------
                                                                               4,509,902
                                                                             -----------
           Telephone - Integrated -- 0.10%
  7,870     AT&T Corp.                                        (b)                 94,519
                                                                             -----------

           The accompanying notes are an integral part of these financial statements.

                                                                              September 30, 2002
Shares                                                                           Market Value
------                                                                        ------------------
             Common Stock -- (continued)
              Therapeutics -- 1.84%
    55,200     ILEX Oncology, Inc.*                                              $   262,200
     6,400     SangStat Medical Corp.*                                               133,504
    79,500     United Therapeutics Corp.*                                          1,307,775
                                                                                 -----------
                                                                                   1,703,479
                                                                                 -----------
              Transport - Services -- 0.67%
     7,600     Fedex Corp.                                                           380,532
     3,800     United Parcel Service, Inc., Class B               (b)                237,614
                                                                                 -----------
                                                                                     618,146
                                                                                 -----------
              Web Portals/ISP -- 0.10%
    10,000     Yahoo!, Inc.*                                                          95,700
                                                                                 -----------
              Wireless Equipment -- 0.15%
     4,900     QUALCOMM, Inc.                                     (b)                135,338
                                                                                 -----------
                 Total Common Stock (Cost $46,803,989)                           $41,352,453
                                                                                 -----------
 Principal
   Amount
  --------
             Convertible Bonds -- 0.36%
              Finance - Credit Card -- 0.36%
   350,000     Capital One Financial Corp., 7.25%, 12/01/03                      $   332,675
                                                                                 -----------
                 Total Convertible Bonds (Cost $305,016)                         $   332,675
                                                                                 -----------

  Contracts
  --------
             Call Options -- 0.11%
              Diversified Financial Services -- 0.06%
        50     Citigroup, Inc., 01/18/03, $20.00                                 $    57,250
                                                                                 -----------
              Super-Regional Banks - U.S. -- 0.05%
        70     FleetBoston Financial Corp., 01/17/04, $15.00                          42,700
                                                                                 -----------
                 Total Call Options (Cost $115,042)                              $    99,950
                                                                                 -----------
             Put Options -- 2.03%
              Aerospace/Defense -- 0.03%
        50     Raytheon Co., 02/22/03, $32.50                                    $    27,000
                                                                                 -----------



               The accompanying notes are an integral part of these financial statements.

                                                                September 30, 2002
Contracts                                                          Market Value
---------                                                       ------------------
            Put Options -- (continued)
             Applications Software -- 0.27%
    130       Microsoft Corp., 01/18/03, $40.00                    $    41,600
    487       Microsoft Corp., 01/18/03, $42.50                        204,540
                                                                   -----------
                                                                       246,140
                                                                   -----------
             Computers -- 0.07%
    200       Dell Computer Corp., 05/17/03, $22.50                     68,000
                                                                   -----------
             Computers - Memory Devices -- 0.07%
    222       EMC Corp., 01/18/03, $7.50                                66,600
                                                                   -----------
             Diversified Manufacturing Operations -- 0.07%
    125       General Electric Co., 03/22/03, $27.50                    66,250
                                                                   -----------
             Entertainment Software -- 0.02%
     50       Activision, Inc., 02/22/03, $25.00                        20,000
                                                                   -----------
             Medical - Drugs -- 0.08%
     50       Forest Laboratories, Inc., 01/18/03, $70.00               11,250
    125       Pfizer, Inc., 03/22/03, $32.50                            62,500
                                                                   -----------
                                                                        73,750
                                                                   -----------
             Medical - Generic Drugs -- 0.01%
    100       Mylan Laboratories, Inc., 01/18/03, $25.00                 4,000
                                                                   -----------
             Medical Products -- 0.15%
     49       Johnson & Johnson, 01/18/03, $55.00                       21,070
     50       Johnson & Johnson, 04/19/03, $50.00                       17,000
    125       Johnson & Johnson, 01/17/04, $55.00                       98,750
                                                                   -----------
                                                                       136,820
                                                                   -----------
             Multimedia -- 0.07%
    111       AOL Time Warner, Inc., 01/18/03, $17.50                   66,600
                                                                   -----------
             Paper & Related Products -- 0.05%
    100       International Paper Co., 04/19/03, $35.00                 46,000
                                                                   -----------
             Photo Equipment & Supplies -- 0.06%
    125       Eastman Kodak Co., 04/19/03, $25.00                       30,625
     50       Eastman Kodak Co., 04/19/03, $30.00                       26,500
                                                                   -----------
                                                                        57,125
                                                                   -----------

              The accompanying notes are an integral part of these financial statements.

                                                                     September 30, 2002
Contracts                                                               Market Value
---------                                                            ------------------
            Put Options -- (continued)
             Registered Investment Company -- 0.87%
    448       Nasdaq-100 Index Tracking Stock, 01/18/03, $20.00         $   443,520
    445       Technology Select Sector SPDR, 01/18/03, $20.00               360,450
                                                                        -----------
                                                                            803,970
                                                                        -----------
             Retail - Building Products -- 0.09%
    120       Home Depot, Inc., 01/18/03, $32.50                             87,600
                                                                        -----------
             Telephone - Integrated -- 0.01%
    113       AT&T Corp., 01/18/03, $10.00                                    7,910
                                                                        -----------
             Transport - Services -- 0.04%
     50       United Parcel Service Inc. - Class B, 01/18/03,
               $60.00                                                        11,250
     50       United Parcel Service Inc. - Class B, 01/17/04,
               $60.00                                                        28,500
                                                                        -----------
                                                                             39,750
                                                                        -----------
             Wireless Equipment -- 0.07%
    125       QUALCOMM Inc., 01/18/03, $30.00                                65,000
                                                                        -----------
                Total Put Options (Cost $1,154,256)                     $ 1,882,515
                                                                        -----------
                Total Investments in Securities (Cost
                 $48,378,303) -- 47.06%                                  43,667,593
                                                                        -----------
                Other Assets Less Liabilities -- 52.94%**                49,125,558
                                                                        -----------
                Net Assets -- 100.00%                                   $92,793,151
                                                                        ===========

(a) Partially or wholly held in a pledged account by the custodian as collateral for securities sold, not yet purchased.

(b)   Security held in connection with an open put or call option contract.

*     Non-income producing security

** Includes $47,310,713 invested in a PNC Bank Money Market Account, which represents 50.99% of net assets.

ADR -- American Depository Receipt

   The accompanying notes are an integral part of these financial statements.

                     Advantage Advisers Multi-Sector Fund I

                 Schedule of Securities Sold, Not Yet Purchased


                                                                      September 30, 2002
 Shares                                                                  Market Value
-------                                                               ------------------
         Securities Sold, Not Yet Purchased -- (13.23%)
         Common Stock -- (13.23%)
          Applications Software -- (0.09%)
  3,700    National Instruments Corp.                                   $     (80,993)
                                                                        -------------
          Building - Mobil Home/Manufacturing Housing -- (0.09%)
  7,500    Clayton Homes, Inc.                                                (82,350)
                                                                        -------------
          Cable TV -- (0.09%)
  3,500    Cox Communications, Inc., Class A                                  (86,065)
                                                                        -------------
          Capacitors -- (0.07%)
  7,100    KEMET Corp.                                                        (60,705)
                                                                        -------------
          Chemicals - Diversified -- (0.30%)
  7,080    Dow Chemical Co. (The)                                            (193,355)
  7,460    Lyondell Chemical Co.                                              (89,072)
                                                                        -------------
                                                                             (282,427)
                                                                        -------------
          Commercial Banks - Eastern U.S. -- (0.66%)
 22,900    Valley National Bancorp                                           (609,140)
                                                                        -------------
          Commercial Banks - Southern U.S. -- (0.84%)
 13,200    First Virginia Banks, Inc.                                        (492,360)
  8,900    Regions Financial Corp.                                           (290,763)
                                                                        -------------
                                                                             (783,123)
                                                                        -------------
          Commercial Services -- (0.12%)
 12,300    Plexus Corp.                                                      (113,775)
                                                                        -------------
          Commercial Services - Finance -- (0.15%)
  5,760    Paychex, Inc.                                                     (140,083)
                                                                        -------------
          Computers -- (0.31%)
  4,900    International Business Machines Corp.                             (286,111)
                                                                        -------------
          Computers - Integrated Systems -- (0.07%)
  5,100    Jack Henry & Associates, Inc.                                      (63,393)
                                                                        -------------
          Computers - Memory Devices -- (0.18%)
 11,260    VERITAS Software Corp.                                            (165,635)
                                                                        -------------
          Consulting Services -- (0.07%)
  4,800    Accenture, Ltd., Class A                                           (68,544)
                                                                        -------------
          Cosmetics & Toiletries -- (0.17%)
  5,600    Estee Lauder Companies, Inc. Class A                              (160,944)
                                                                        -------------

           The accompanying notes are an integral part of these financial statements.

                                                                    September 30, 2002
 Shares                                                                Market Value
-------                                                             ------------------
         Securities Sold, Not Yet Purchased -- (continued)
         Common Stock -- (continued)
          Data Processing/Management -- (0.42%)
 11,200    Automatic Data Processing, Inc.                            $    (389,424)
                                                                      -------------
          Dental Supplies & Equipment -- (0.17%)
  3,000    Patterson Dental Co.                                            (153,540)
                                                                      -------------
          Diversified Manufacturing Operations -- (0.39%)
 14,800    General Electric Co.                                            (364,820)
                                                                      -------------
          E-Commerce/Services -- (0.22%)
  3,800    eBay, Inc.                                                      (200,678)
                                                                      -------------
          Electronic Components-Semiconductors -- (0.43%)
  6,500    Chartered Semiconductor Manufacturing Ltd. - ADR                 (35,295)
  5,200    Chartered Semiconductor Manufacturing Ltd. - RIGHTS                 (156)
  7,400    Qlogic Corp.                                                    (192,696)
 11,300    Texas Instruments, Inc.                                         (166,901)
                                                                      -------------
                                                                           (395,048)
                                                                      -------------
          Electronic Design Automation -- (0.23%)
  5,500    Synopsys, Inc.                                                  (209,825)
                                                                      -------------
          Electronic Forms -- (0.07%)
  3,500    Adobe Systems, Inc.                                              (66,850)
                                                                      -------------
          Electronic Parts Distribution -- (0.24%)
 10,130    Arrow Electronics, Inc.                                         (127,942)
  8,430    Avnet, Inc.                                                      (90,960)
                                                                      -------------
                                                                           (218,902)
                                                                      -------------
          Enterprise Software/Services -- (0.54%)
  7,400    Computer Associates Intl., Inc.                                  (71,040)
 35,000    Oracle Corp.                                                    (275,100)
 12,500    PeopleSoft, Inc.                                                (154,625)
                                                                      -------------
                                                                           (500,765)
                                                                      -------------
          Entertainment Software -- (0.26%)
  4,800    Activision, Inc.                                                (114,864)
  6,300    THQ, Inc.                                                       (131,040)
                                                                      -------------
                                                                           (245,904)
                                                                      -------------

           The accompanying notes are an integral part of these financial statements.

                                                                 September 30, 2002
 Shares                                                             Market Value
-------                                                          ------------------
         Securities Sold, Not Yet Purchased -- (continued)
         Common Stock -- (continued)
          Finance - Investment Banker/Broker -- (0.13%)
  4,000    Investment Technology Group, Inc.                       $    (117,040)
                                                                   -------------
          Home Furnishings -- (0.14%)
  4,000    Ethan Allen Interiors, Inc.                                  (129,440)
                                                                   -------------
          Hotels & Motels, Inc. -- (0.31%)
  9,900    Extended Stay America, Inc.                                  (125,730)
  7,400    Starwood Hotels & Resorts Worldwide, Inc.                    (165,020)
                                                                   -------------
                                                                        (290,750)
                                                                   -------------
          Instruments -- Scientific (0.12%)
  4,700    Water Corp.                                                  (113,975)
                                                                   -------------
          Internet Security -- (0.13%)
  8,800    Check Point Software Technologies, Ltd.                      (120,912)
                                                                   -------------
          Linen Supply & Related Items -- (0.23%)
  5,000    Cintas Corp.                                                 (209,600)
                                                                   -------------
          Machinery - Construction & Mining -- (0.17%)
  4,300    Caterpillar, Inc.                                            (160,046)
                                                                   -------------
          Medical - Biomedical/Genetics -- (0.20%)
  2,400    Amgen, Inc.                                                  (100,080)
  5,100    Immunomedics, Inc.                                            (30,600)
  1,700    InterMune Inc.                                                (55,794)
                                                                   -------------
                                                                        (186,474)
                                                                   -------------
          Medical - Drugs -- (0.55%)
 10,300    AstraZeneca Plc - Sponsored ADR                              (314,871)
  2,500    Eli Lilly & Company                                          (138,350)
  3,200    OSI Pharmaceuticals, Inc.                                     (54,304)
                                                                   -------------
                                                                        (507,525)
                                                                   -------------
          Medical - HMO -- (0.23%)
  2,500    UnitedHealth Group, Inc.                                     (218,050)
                                                                   -------------
          Medical Information Systems -- (0.08%)
  5,000    IMS Health, Inc.                                              (74,850)
                                                                   -------------
          Medical - Wholesale Drug Distributors -- (0.30%)
  4,500    Cardinal Health, Inc.                                        (279,900)
                                                                   -------------

           The accompanying notes are an integral part of these financial statements.

                                                                         September 30, 2002
 Shares                                                                     Market Value
-------                                                                  ------------------
           Securities Sold, Not Yet Purchased -- (continued)
           Common Stock -- (continued)
             Multimedia -- (0.14%)
  8,400        Walt Disney Co.                                             $    (127,176)
                                                                           -------------
             Networking Products -- (0.28%)
 25,000        Cisco Systems, Inc.                                              (262,000)
                                                                           -------------
             Photo Equipment & Supplies -- (0.15%)
  4,970        Eastman Kodak Co.                                                (135,383)
                                                                           -------------
             Publishing - Newspapers -- (0.38%)
  4,000        Dow Jones & Co., Inc.                                            (153,640)
  3,500        Knight-Ridder, Inc.                                              (197,435)
                                                                           -------------
                                                                                (351,075)
                                                                           -------------
             Registered Investment Company -- (0.91%)
 40,900        Financial Select Sector SPDR Fund                                (845,403)
                                                                           -------------
             Retail - Discount -- (0.75%)
  4,900        TJX Companies (The)                                               (83,300)
 12,400        Wal-Mart Stores, Inc.                                            (610,576)
                                                                           -------------
                                                                                (693,876)
                                                                           -------------
             Retail - Drug Store -- (0.21%)
  6,300        Walgreen Co.                                                     (193,788)
                                                                           -------------
             Retail - Regional Department Stores -- (0.23%)
  3,500        Kohl's Corp.                                                     (212,835)
                                                                           -------------
             Schools -- (0.13%)
  2,670        Apollo Group, Inc., Class A                                      (116,220)
                                                                           -------------
             Semiconductor Components - Integrated Circuits -- (0.48%)
 14,000        Emulex Corp.                                                     (157,639)
  6,100        Exar Corp.                                                        (70,455)
  8,700        Maxim Integrated Products, Inc.                                  (215,412)
                                                                           -------------
                                                                                (443,506)
                                                                           -------------
             Semiconductor Equipment -- (0.12%)
 10,000        Applied Materials, Inc.                                          (115,500)
                                                                           -------------
             Therapeutics -- (0.01%)
  1,300        ImClone Systems, Inc.                                             (10,140)
                                                                           -------------

             The accompanying notes are an integral part of these financial statements.

                                                                 September 30, 2002
 Shares                                                             Market Value
--------                                                        -------------------
           Securities Sold, Not Yet Purchased -- (continued)
           Common Stock -- (continued)
             Transportation Services -- (0.36%)
5,400          United Parcel Services, Inc. Class B                $    (337,662)
                                                                   -------------
             Travel Services -- (0.13%)
6,400          Sabre Holdings Corp.                                     (123,840)
                                                                   -------------
             Trucking & Leasing -- (0.10%)
3,900          Ryder System, Inc.                                        (97,227)
                                                                   -------------
             Web Portals/ISP -- (0.08%)
3,140          Overture Services, Inc.                                   (74,010)
                                                                   -------------
                  Total Securities Sold, Not Yet Purchased
                    (Proceeds $13,419,325)                         $ (12,277,247)
                                                                   =============


             The accompanying notes are an integral part of these financial statements.

                     Advantage Advisers Multi-Sector Fund I

                           Schedule of Written Options


                                                                   September 30, 2002
 Contracts                                                            Market Value
-----------                                                       -------------------
           Written Call Options -- (0.08%)
             Multi - Line Insurance -- (0.04%)
    118       Prudential Financial Inc., 12/21/02, $30.00             $  (38,940)
                                                                      ----------
             S&L/Thrifts - Eastern U.S. -- (0.01%)
     86       Astoria Financial Corp., 10/19/02, $35.00                   (2,150)
                                                                      ----------
             Super - Regional Banks U.S. -- (0.03%)
    107       SunTrust Banks Inc., 01/18/03, $65.00                      (31,565)
                                                                      ----------
                Total Written Call Options (Premiums $82,150)         $  (72,655)
                                                                      ----------
           Written Put Options -- (0.03%)
             Finance - Credit Card -- (0.03%)
     84       Capital One Financial Corp., 01/18/03, $30.00           $  (30,240)
                                                                      ----------
                Total Written Put Options (Premiums $30,488)          $  (30,240)
                                                                      ----------
                Total Written Options (Premiums $112,638)             $ (102,895)
                                                                      ==========


             The accompanying notes are an integral part of these financial statements.

                        Report of Independent Auditors

To the Shareholders of
 Advantage Advisers Multi-Sector Fund I

We have audited the accompanying statement of assets and liabilities of Advantage Advisers Multi-Sector Fund I (the "Fund"), including the schedules of portfolio investments, securities sold, not yet purchased and written options, as of September 30, 2002, and the related statements of operations and changes in net assets for the period from March 27, 2002 (commencement of operations) to September 30, 2002. These financial statements are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of investments in securities as of September 30, 2002, by correspondence with the custodian and brokers. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Advantage Advisers Multi-Sector Fund I at September 30, 2002, and the results of its operations, and changes in its net assets for the period from March 27, 2002 to September 30, 2002, in conformity with accounting principles generally accepted in the United States.

/S/ Ernst & Young LLP

New York, New York
November 12, 2002

Part C Insert

Part C - Other Information

Item 24. Financial Statements and Exhibits

         1. Financial Statements:
                Part A:  Statement of Assets and Liabilities
                         Statement of Operations
                         Statement of Changes in Net Assets
                         Notes to Financial Statements
                         Schedule of Portfolio Investments
                         Schedule of Securities Sold, Not Yet Purchased Schedule of Written Options
                         Report of Independent Auditors

                Part B:  Not applicable.

         2. Exhibits:
                (a) Second Amended and Restated Agreement and Declaration of Trust.*
                (b)     Bylaws of Registrant.*
                (c)     Not applicable.
                (d)     Not applicable.
                (e)     Included in Prospectus.
                (f)     Not applicable.
                (g)(1) Investment Advisory Agreement between the Fund and Advantage Advisers, L.L.C.*
                   (2) Sub-Investment Advisory Agreement between the Fund, Advantage Advisers, L.L.C. and KBW Asset Management, Inc.*
                   (3) Sub-Investment Advisory Agreement between the Fund, Advantage Advisers, L.L.C. and Kilkenny Capital Management, L.L.C.*
                   (4) Sub-Investment Advisory Agreement between the Fund, Advantage Advisers, L.L.C. and Alkeon Capital Management, LLC*
                (h)(1) Distribution Agreement among the Fund and CIBC World Markets Corp.*
                   (2) Form of Selected Selling and Servicing Agreement between CIBC World Markets Corp. and the dealers to become parties thereto.*
                (i)     Not applicable.
                (j)(1)  Custodian Services Agreement between the Fund and
                        PFPC Trust.*
                (k)(1)  Administration and Accounting Agreement between the
                        Fund and PFPC, Inc.*
                   (2) Transfer Agency Services Agreement between the Fund and PFPC, Inc.*
                (l) Opinion and consent of Skadden, Arps, Slate, Meagher and Flom LLP.*
                (m)     Not applicable.
                (n)(1)  Consent of Ernst & Young, LLP independent auditors.
                (o)     Not applicable.
                (p)     Agreement with respect to Seed Capital.*
                (q)     Not applicable.
                (r)(1) Code of Ethics of the Fund, Investment Adviser and Distributor.*
                   (2)  Code of Ethics of KBW Asset Management, Inc.*
                   (3)  Code of Ethics of Kilkenny Capital Management, L.L.C.*
                   (4)  Code of Ethics of Alkeon Capital Management, LLC.*
                (s)(1)  Power of Attorney Sol Gittleman.*
                   (2)  Power of Attorney Janet L. Schinderman*
                   (3)  Power of Attorney Luis Rubio.*

                * Previously filed.

Item 25. Marketing Arrangements

         Not applicable.

Item 26. Other Expenses of Issuance and Distribution

         Not Applicable

Item 27. Persons Controlled by or Under Common Control

         None

Item 28. Number of Holders of Securities as of February 28, 2003

Title of Class                                          Number of Record Holders
--------------                                          ------------------------

Shares of beneficial interest, $0.001 par value                   1,839

Item 29. Indemnification

                  The Fund's Agreement and Declaration of Trust provides that no Trustee or officer of the Fund shall be subject to personal liability in such capacity, other than to the Fund or its Shareholders arising from bad faith, willful misfeasance, gross negligence (negligence in the case of those Trustees who are directors, officers or employees of the Fund's investment adviser ("Affiliated Indemnitees")) or reckless disregard for the duties involved in the conduct of his position. Subject to the foregoing exception, all claimants shall look solely to Fund property for satisfaction of claims of any nature arising in connection with the affairs of the Fund.

                  The Fund has agreed to indemnify any person who at any time serves as a Trustee or officer of the Fund (each, an "indemnitee") against any liabilities and expenses incurred by the indemnitee in connection with the defense or disposition of any action, suit or other proceeding, civil or criminal, by reason of his having served in such capacity, except with respect to any matter as to which he did not act in good faith in the reasonable belief that his action was in the best interest of the Fund or as to which he had reasonable cause to believe that the conduct was unlawful. However, no indemnitee shall be indemnified against any liability or expense to any person arising from bad faith, willful misfeasance, gross negligence (negligence in the case of affiliated indemnitees) or reckless disregard for the duties involved in the conduct of his position. Liabilities and expenses incurred with respect to any action voluntarily prosecuted by an indemnitee as plaintiff must be indemnified only if the action was authorized by a majority of the Fund or was instituted by the indemnitee to enforce his rights to indemnification in a case where the indemnitee is found entitled to indemnification.

                  No indemnification shall be made unless there has been (i) a determination by a final decision on the merits by a court or other body of competent jurisdiction that the indemnitee is entitled to indemnification, (ii) a majority vote of a quorum of those Trustees who are neither "interested persons" of the Fund (as defined in Section 2(a)(19) of the 1940 Act) nor parties to the proceeding that an indemnitee is entitled to indemnification or
(iii) independent legal counsel, in a written opinion, concludes that the indemnitee should be entitled to indemnification. Advance payments of expenses of defending an action to which indemnification is sought shall be made only in certain circumstances where both the potential indemnitee and a majority of the Trustees determine that the standards of conduct necessary for indemnification have been met.

                  The Distribution Agreement among the Fund, the Investment Adviser and CIBC World Markets, the Fund's distributor ("Distributor") provides that the Fund and the Investment Adviser, jointly and severally, have agreed to indemnify and hold harmless the Distributor and each person, if any, who controls the Distributor within the meaning of Section 15 of the 1933 Act or
Section 20 of the 1934 Act, from and against any and all losses, claims, damages, liabilities and expenses, joint or several (including reasonable costs of investigation), arising out of or based upon any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, the prospectus, any prepricing prospectus, any Fund sales material or, in the case of the Investment Adviser only, any other sales material (or any amendment or supplement to any of the foregoing) or arising out of or based upon any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in light of the circumstances under which they were made) not misleading, except insofar as such losses, claims, damages, liabilities or expenses arise out of or are based upon any untrue statement or omission or alleged untrue statement or omission which has been made therein or omitted therefrom in reliance upon and in conformity with the information relating to the Distributor furnished in writing to the Fund by or on behalf of the Distributor through the Distributor expressly for use in connection therewith The foregoing indemnity shall be in addition to any liability which the Fund or the Investment Adviser may otherwise have.

                  The Distributor has agreed to indemnify and hold harmless the Fund and the Investment Adviser, their respective trustees, managers or members, officers of the Fund who sign the Registration Statement and any person who controls the Fund or the Investment Adviser within the meaning of
Section 15 of the 1933 Act or Section 20 of the 1934 Act, to the same extent as the foregoing indemnity from the Fund and the Investment Adviser to the Distributor, but only with respect to information relating to the Distributor furnished in writing by or on behalf of the Distributor through you expressly for use in the Registration Statement or the Prospectus (or any amendment or supplement thereto).

                  Any losses, claims, damages, liabilities or expenses for which an indemnified party is entitled to indemnification or contribution under the Distribution Agreement shall be paid by the indemnifying party to the indemnified party as such losses, claims, damages, liabilities or expenses are incurred. The indemnity contained in the Distribution Agreement shall remain operative and in full force and effect, regardless of (i) any investigation made by or on behalf of the Distributor or any person controlling the Distributor, the Fund, the Investment Adviser or their trustees or officers or any person controlling the Fund or the Investment Adviser, (ii) acceptance of any Shares and payment therefor hereunder or (iii) any termination of the Distribution Agreement.

                  The Fund has acquired a liability insurance policy pursuant to which Trustees and officers shall be indemnified from and against any claim, liability, loss or expense for which indemnification of said persons is provided for in the Declaration of Trust.

                  Investors should be aware that insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised by the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 30. Business and Other Connections of the Investment Adviser

         Advantage Advisers, L.L.C., the Investment Adviser, was formed in 2001 and, as such, has not conducted any business other than as investment adviser to the Fund. Certain information required by this Item 30 with respect to the Investment Adviser and its manager and members may be found in the prospectus under "Management;" provided that other additional information with respect to the Investment Adviser may be found in the Investment Adviser's Form ADV filed with the SEC pursuant to the Adviser's Act; provided further that information required by this Item 30 with respect to Advantage Advisers, Inc., the managing member of the Investment Adviser, is incorporated by reference to Advantage Adviser, Inc.'s Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-36997).

         Certain information required by this Item 30 with respect to KBW Asset Management and its officers and directors may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other information required by this Item 30 and additional information as to any any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to KBW Asset Management's Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-33583).

         Information required by this Item 30 with respect to Alkeon Capital and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other additional information as to any any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Alkeon Capital's Form ADV, filed with the SEC pursuant to the Adviser's Act (SEC File No. 801-60773).

         Information required by this Item 30 with respect to Kilkenny and its officers and members may be found in the prospectus under "Management of the Fund--Sub-Investment Advisers;" provided that other additional information as to any any other business, profession, vocation or employment of a substantial nature engaged in by any of them during the past two years (if any), is incorporated by reference to Kilkenny's Form ADV, filed with the SEC pursuant to the Adviser's Act.

         Copies of each Form ADV, as well the other information the Investment Adviser, Advantage Advisers, Inc., and the Sub-Investment Advisers file with the SEC may be inspected and copied at the SEC's Public Reference Room at the SEC Headquarters Office, 450 Fifth Street, N.W., Room 1200, Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Form ADV is also accessible through the internet at http://www.adviserinfo.sec.gov.

Item 31. Location of Accounts and Records

         The accounts and records of the Fund will be maintained at the office of PFPC Inc., 400 Bellevue Parkway, Wilmington, Delaware 19809.

Item 32. Management Services

         Except as described or in the Statement of Additional Information under the caption "Investment Advisory and Other Services" and "General Information," the Fund is not a party to any management service related contract.

Item 33. Undertakings

         The Fund undertakes to suspend the offering of its shares until it amends its prospectus if (1) subsequent to the effective date of its registration statement, the net asset value declines more than 10 percent from its net asset value as of the effective date of the registration statement or
(2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.

         The Fund additionally undertakes, pursuant to Rule 415 under the Securities Act, as follows:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (a) To include any prospectus required by Section 10(a)(3) of the Securities Act;

                  (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and

                  (c) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         The Fund undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any statement of additional information.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 15th day of April, 2003.

                                    ADVANTAGE ADVISERS MULTI-SECTOR FUND I


                                    By: /s/ HOWARD M. SINGER
                                       ----------------------------
                                       Howard M. Singer
                                       Chairman of the Board

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

           Signature                                    Title                               Date
           ---------                                    -----                               ----
/s/ HOWARD M. SINGER                     Chairman of the Board and Trustee             April 15, 2003
-----------------------------            (principal executive officer)
Howard M. Singer

              *                          Treasurer                                     April 15, 2003
-----------------------------            (principal financial and accounting officer)
Alan E. Kaye

              *                          Trustee                                       April 15, 2003
-----------------------------
Sol Gittleman

              *                          Trustee                                       April 15, 2003
-----------------------------
Luis Rubio

              *                          Trustee                                       April 15, 2003
-----------------------------
Janet L. Schinderman



*By: /s/ HOWARD M. SINGER
    --------------------------------
    Attorney-in-Fact

                                                                      Exh. N.(1)


                        CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the captions "Financial Highlights" in the Prospectus and "Expert" in the Statement of Additional Information and to the use of our report dated November 12, 2002, which is incorporated by reference, in this Registration Statement (Form N-2/A, File No. 811-10473) of Advantage Advisers Multi-Sector Fund I.

                                                /s/ Ernst & Young LLP

New York, New York
April 16, 2003